Filed pursuant to Rule 424(b)(3)
Registration No. 333-126833

PROSPECTUS

THE IMMUNE RESPONSE CORPORATION

23,150,912 Shares of Common Stock

This prospectus relates to the offer and sale of up to 23,150,912 shares of common stock, $0.0025 par value per share, of The Immune Response Corporation (“we,” “Immune Response” or the “Company”) by certain persons who are stockholders of Immune Response, including Cornell Capital Partners, LP (“Cornell Capital Partners”). Please refer to “Selling Stockholders” beginning on page 17.

Immune Response is not selling any shares of common stock in this offering and therefore will not receive any of the proceeds from this offering. Immune Response will, however, receive proceeds from the sale of common stock under the Standby Equity Distribution Agreement (the “Standby Equity Distribution Agreement”), which was entered into as of July 15, 2005 with Cornell Capital Partners. All costs associated with this registration will be borne by Immune Response.

The shares of common stock are being offered for sale by the selling stockholders at prices established on the Nasdaq SmallCap Market (“Nasdaq”) during the term of this offering. On August 3, 2005, the last reported sale price of our common stock was $0.79 per share. Our common stock is presently listed on Nasdaq under the symbol “IMNR.” These prices will fluctuate based on the demand for the shares of common stock.

The Selling Stockholders consist of (i) Cornell Capital Partners, which intends to sell up to 23,136,827 shares of common stock, 22,411,474 of which shares may be purchased by Cornell Capital Partners from Immune Response under the Standby Equity Distribution Agreement and 725,353 of which shares were issued to Cornell Capital Partners upon the signing of the Standby Equity Distribution Agreement as a commitment fee and (ii) Monitor Capital, Inc., which intends to sell up to 14,085 shares of common stock that were issued to it as a placement agent fee.

Cornell Capital Partners is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the Standby Equity Distribution Agreement. Cornell Capital Partners will pay Immune Response 97% of, or a 3% discount to, the lowest daily volume weighted average price (“VWAP”) of our common stock as quoted by Bloomberg, LP during the five consecutive trading day period immediately following the date we notify Cornell Capital Partners that we desire to access the Standby Equity Distribution Agreement. In addition, Cornell Capital Partners will retain 5% of each advance under the Standby Equity Distribution Agreement. Cornell Capital Partners also received a one-time commitment fee equal to $515,000 payable in the form of 725,353 shares of common stock. The 3% discount, the 5% retainage fee and the $515,000 commitment fee paid in shares of common stock are underwriting discounts payable to Cornell Capital Partners.

We engaged Monitor Capital, Inc., a registered broker-dealer, to act as placement agent in connection with the Standby Equity Distribution Agreement. We paid Monitor Capital, Inc. a fee of $10,000 in the form of 14,085 shares of common stock on July 15, 2005, under a Placement Agent Agreement.

Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under the applicable state securities laws or that an exemption from registration is available.

With the exception of Cornell Capital Partners, which is an “underwriter” within the meaning of the Securities Act of 1933, no other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. This offering will terminate twenty-four months after the accompanying registration statement is declared effective by the Securities and Exchange Commission.

These securities are speculative and involve a high degree of risk.
You should purchase securities only if you can afford a complete loss of your investment.
See “Risk Factors” beginning on page 4.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 3, 2005.

Prospectus Summary

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss later in “Risk factors,” and our financial statements and related notes beginning on page F-1. Unless the context requires otherwise, the words “we,” “Company,” “us” and “our” refer to The Immune Response Corporation.

ABOUT THE IMMUNE RESPONSE CORPORATION

The Immune Response Corporation is a biopharmaceutical company dedicated to becoming a leading immune-based therapy company in HIV and multiple sclerosis (MS). The Company’s HIV products are based on its patented whole-killed virus technology, co-invented by Company founder Dr. Jonas Salk to stimulate HIV immune responses. Remune ® , currently in Phase II clinical trials, is being developed as a first-line treatment for people with early-stage HIV. We have initiated development of a new immune-based therapy, IR103, which incorporates a second-generation immunostimulatory oligonucleotide adjuvant and is currently in Phase I/II clinical trials in Canada and the United Kingdom.

The Immune Response Corporation is also developing an immune-based therapy for MS, NeuroVax TM , which is currently in Phase II clinical trials and has shown potential therapeutic value for this difficult-to-treat disease.

All of our products are still in the development stage. We have never had revenues from the sale of products. We were founded in 1986.

SUMMARY OF THE OFFERING

This offering relates to the sale of common stock by selling stockholders consisting of (i) Cornell Capital Partners, which intends to sell up to 23,136,827 shares of common stock, 22,411,474 of which shares may be purchased by Cornell Capital Partners from Immune Response under the Standby Equity Distribution Agreement and 725,353 of which shares were issued to Cornell Capital Partners upon the signing of the Standby Equity Distribution Agreement as a commitment fee, and (ii) Monitor Capital, Inc., which intends to sell up to 14,085 shares of common stock that were issued to it as a placement agent fee.

Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue and sell to Cornell Capital Partners shares of common stock for a total purchase price of up to $15 million. The amount of each advance is subject to a maximum advance amount of $500,000, and we may not submit any request for an advance within five trading days of a prior request. Cornell Capital Partners will pay us 97% of, or a 3% discount to, the lowest daily VWAP of our common stock during the five consecutive trading day period immediately following the date we notify Cornell Capital Partners that we desire to access the Standby Equity Distribution Agreement. Cornell Capital Partners shall retain 5% of each advance it makes to us. Cornell Capital Partners also received a one-time commitment fee of $515,000 payable in the form of 725,353 shares of common stock. We understand that Cornell Capital Partners intends to sell any shares purchased under the Standby Equity Distribution Agreement at the then prevailing market price. Among other things, this prospectus relates to the shares of common stock to be issued under the Standby Equity Distribution Agreement. There are substantial risks to investors as a result of the issuance of shares of common stock under the Standby Equity Distribution Agreement. These risks include dilution of stockholders, significant decline in our stock price and our inability to draw sufficient funds when needed.

There is an inverse relationship between our stock price and the number of shares to be issued under the Standby Equity Distribution Agreement in exchange for a cash payment of a particular size. That is, as our stock price declines, we would be required to issue a greater number of shares under the Standby Equity Distribution

Agreement for a given advance. This inverse relationship is demonstrated by the following table, which shows the net cash to be received by us and the number of shares to be issued under the Standby Equity Distribution Agreement at a recent price of $0.69 per share and 25%, 50% and 75% discounts to the recent price.

Market Price:	$0.69	$0.5175	$0.345	$0.1725
Purchase Price:	$0.6693	$0.5020	$0.3347	$0.1673
No. of Shares (1):	22,411,474	29,880,478	44,816,253	89,659,294
Total Outstanding (2):	72,997,456	80,466,460	95,402,235	140,245,276
Percent Outstanding (3):	30.7%	37.1%	47.0%	63.9%
Net Cash to Access (4):	$14,125,000	$14,125,000	$14,125,000	$14,125,000

(1)	Represents the number of shares of common stock which could be issued to Cornell Capital Partners under the Standby Equity Distribution Agreement at the prices set forth in the table.

(2)	Represents the total number of shares of common stock outstanding after the issuance of the shares to Cornell Capital Partners under the Standby Equity Distribution Agreement including the commitment shares of 725,353 and 14,085 to Cornell Capital Partners and Monitor Capital, Inc., respectively.

(3)	Represents the shares of common stock to be issued as a percentage of the total number shares outstanding.

(4)	Net cash equals the gross proceeds minus the 5% retainage and $125,000 in offering expenses.

We engaged Monitor Capital, Inc., a registered broker-dealer, to act as placement agent in connection with the Standby Equity Distribution Agreement. We paid Monitor Capital, Inc. a fee of $10,000 in the form of 14,085 shares of our common stock on July 15, 2005, under a Placement Agent Agreement.

Common Stock Offered	23,150,192 shares by the selling stockholders

Offering Price	Market Price

Common Stock Outstanding Before the Offering	49,846,544 shares as of July 7, 2005

Use of Proceeds	We will not receive any proceeds of the shares offered by the selling stockholders. Any proceeds we receive from the sale of common stock under the Standby Equity Distribution Agreement will be used for general working capital purposes, including, without limitation, the payment of loans that we have incurred to our affiliate Cheshire Associates LLC. See “Use of Proceeds.”

Risk Factors	The securities offered hereby involve a high degree of risk and immediate substantial dilution. See “Risk Factors” and “Dilution.”

Nasdaq SmallCap Market symbol	IMNR

Selected Condensed Financial Information

The following selected condensed financial information as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 has been derived from our audited financial statements. The financial information as of and for the three months ended March 31, 2005 and 2004 has been derived from our unaudited condensed financial statements. The summary condensed financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended
	March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in thousands, except per share data)
Statement of Operations Data:

Total revenues	$11	$14	$323	$66	$47	$9,953	$7,404

Net loss	(4,332)	(14,533)	(29,959)	(28,799)	(30,835)	(15,943)	(24,498)

Net loss attributable to common shareholders	(4,425)	(14,622)	(30,325)	(42,050)	(30,835)	(16,277)	(25,528)

Net loss per share – basic and diluted:

Net loss	(0.09)	(0.35)	(0.65)	(1.02)	(3.07)	(1.89)	(3.45)

Net loss attributable to common stockholders	(0.09)	(0.35)	(0.66)	(1.49)	(3.07)	(1.93)	(3.60)

	As of March 31,		As of December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in thousands)
Balance Sheet Data:

Total assets	$11,799	$16,389	$15,696	$20,972	$14,565	$17,498	$45,603

Long-term obligations, net of discounts	8,502	6,572	2,584	5,929	4,643	1,349	7,765

Risk Factors

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below, which we believe are all the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our company.

RISKS RELATED TO OUR BUSINESS

We need more cash immediately, and also on an ongoing basis.

We have never generated any revenue from product sales. As of June 30, 2005, we had an accumulated deficit of approximately $339,300,000, cash and cash equivalents of only $1,100,000, a working capital deficiency of $578,000 and a deficiency in stockholders’ equity of $2,128,000. Because we do not anticipate generating any revenue from our products until at least the fourth quarter of 2009, if at all, we will continue to have negative cash flow.

We need to raise substantial additional capital to fund our operations beyond the second quarter of 2006. We may need to raise additional capital before the second quarter of 2006 if we commence a Phase III clinical trial with Remune®. We will need to raise substantial funds to continue our operations and to conduct research and development, preclinical studies and clinical trials necessary to bring our potential products to market and to establish manufacturing and marketing capabilities. We will continue to have limited cash resources. There can be no assurance that we will be successful in consummating any financing transaction or, if consummated, that the terms and conditions will not be unfavorable to us.

We entered into the Standby Equity Distribution Agreement with Cornell Capital Partners on July 15, 2005. The Standby Equity Distribution Agreement prohibits us from, during its term, issuing securities in an equity financing without the consent of Cornell Capital Partners, which consent is not to be unreasonably withheld. Therefore, we will be dependent for our equity capital needs over the next two years on Cornell Capital Partners and the Standby Equity Distribution Agreement. If Cornell Capital Partners becomes unable or unwilling to honor its obligations under the Standby Equity Distribution Agreement, we would be at grave risk.

We have the opportunity to raise an additional $16,700,000 if all of the Class B warrants that were issued upon exercise of our Class A warrants are exercised. Our Class B warrants are redeemable by us if the price of our common stock is equal to or greater than $3.32 for ten consecutive trading days. However, there can be no assurances that our stock price will rise to $3.32 so as to enable us to call the Class B warrants for redemption, nor that (even in that event) all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

We have the opportunity to raise an additional $11,800,000 if all the warrants issued in connection with the October 2003 private placement are exercised for cash. The warrants issued in the October 2003 private placement are redeemable by us if the price of our common stock is equal to or greater than $8.00 for 20 consecutive trading days. However, there can be no assurances that our stock price will rise to $8.00 so as to enable us to call the warrants for redemption, nor that (even in that event) all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

Additionally, we have the opportunity to raise $7,100,000 if all the warrants issued in connection with the April 2004 private placement are exercised for cash. The warrants issued in the April 2004 private placement are exercisable by the holders at any time between October 2004 and April 2009 at $2.75 per share. However, there is no assurance that our stock price will rise to the $2.75 per share exercise price and/or that all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

On September 9, 2002, we commenced the implementation of a cost reduction strategy to focus our core competencies on efforts related to the research, development, commercialization and production of Remune ® . The cost reductions related to research, administrative and operational costs have been offset by increased costs relating to increasing our production capabilities at our King of Prussia, Pennsylvania facility and conducting additional clinical trials. Since then we have also renewed our focus on NeuroVax TM and commenced development of IR103.

The timing and amount of our future capital requirements will depend on many factors, including (but not limited to):

•	the timing of approval to begin new clinical trials;

•	our ability to raise additional funding and the amounts raised, if any;

•	the time and cost involved in obtaining regulatory approvals;

•	continued scientific progress in our research and development programs;

•	the scope and results of preclinical studies and clinical trials;

•	the cost of manufacturing scale-up;

•	the costs involved in filing, prosecuting and enforcing patent claims;

•	competing technological and market developments;

•	effective commercialization activities and arrangements;

•	the costs of defending against and settling lawsuits; and/or

•	other factors not within our control or known to us.

Our access to capital could be limited if we do not progress in:

•	obtaining regulatory approvals;

•	our research and development programs;

•	our preclinical and clinical trials; or

•	scaling up manufacturing.

Our access to capital also could be limited by:

•	our covenant in the Standby Equity Distribution Agreement not to, during its term, engage in any other equity financing without the consent of Cornell Capital Partners, which is not to be unreasonably withheld;

•	the timing of stockholder approval to allow the sale of the bulk of the shares of common stock under the Standby Equity Distribution Agreement;

•	overall financial market conditions;

•	applicable Nasdaq rules and federal and state securities laws;

•	the security interest in our intellectual property in respect of the $5,741,000 principal amount of the 2007 Mortgage Note issued to Cheshire Associates LLC (Cheshire), an affiliate of Kevin Kimberlin (who is one of our directors and our principal stockholder);

•	the effect of the potential for conversion of the 2007 Mortgage Note into approximately 8,201,000 shares of common stock;

•	the effect of the potential for exercise of outstanding options and warrants exercisable into approximately 33,719,000 shares of common stock;

•	the effect of the potential for conversion of 688,000 shares of Series A Convertible Preferred Stock issued in January 2004 to Cheshire, an affiliate of Kevin Kimberlin. The Series A Convertible Preferred Stock is currently convertible into 6,193,000 shares of common stock and with the passage of time will become convertible into up to a maximum of 8,258,000 shares of common stock; and

•	the issuance of a placement agent option to Spencer Trask Ventures, Inc., (an affiliate of Kevin Kimberlin) and its transferees that is exercisable for 1,672,000 shares of common stock, 1,438,000 Class A warrants and 1,452,000 Class B warrants, all of which are not redeemable by us.

Our independent registered public accountants have expressed substantial doubt as to our ability to continue as a going concern.

As of June 30, 2005, we had an accumulated deficit of $339,300,000. We have not generated revenues from the commercialization of any product. We expect to continue to incur substantial net operating losses over the next several years, which would imperil our ability to continue operations. We may not be able to generate sufficient product revenue to become profitable on a sustained basis, or at all, and do not expect to generate significant product revenue before the end of 2009, if at all. We have operating and liquidity concerns due to our significant net losses and negative cash flows from operations. As a result of these and other factors, our independent registered public accountants, Levitz, Zacks & Ciceric, indicated, in their report on our 2004 consolidated financial statements, that there is substantial doubt about our ability to continue as a going concern. Our prior independent registered public accountants, BDO Seidman, L.L.P., also concluded in their report on our 2003 consolidated financial statements, that there is a substantial doubt about our ability to continue as a going concern.

Our failure to successfully develop our product candidates, Remune ® , IR103 and NeuroVax TM , may cause us to cease operations.

We have not completed the development of any products. As part of our restructuring program announced in September 2002, we halted development of most of our products other than Remune ® and NeuroVax TM . Our other potential therapies, which were under development prior to September 2002, would require significant additional research and development efforts, funding and regulatory approvals if we recommence development in the future. We are dependent upon our ability to successfully develop Remune ® , IR103 and NeuroVax TM and our failure to do so may cause us to cease operations.

In May 1999 we discontinued a Phase III clinical endpoint trial of Remune ® because differences in clinical endpoints were not observed between treatment groups and extending the trial would have been unlikely to provide sufficient additional clinical endpoints. The discontinuation of the Phase III trial has had a material adverse effect on us. We cannot assure you that any future Phase III trials of Remune ® (or related drug candidate, IR103) will be conducted. Furthermore, we cannot guarantee that we, or our corporate collaborators, if any, will ever obtain any regulatory approvals of Remune ® (or related drug candidate, IR103).

The results of our pre-clinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial financial and other resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to develop any products. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both. None of our potential products may prove to be safe or effective in clinical trials. Approval by the Food and Drug Administration, or other regulatory approvals, including export license permissions, may not be obtained and even if successfully developed and approved, our products may not achieve market acceptance. Any products resulting from our programs may not be successfully developed or commercially available for several years, if at all.

Moreover, unacceptable toxicity or side effects could occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. Although preliminary research and clinical evidence have shown Remune ® , IR103 and NeuroVax TM to be safe, the appearance of any unacceptable toxicity or side effects could interrupt, limit, delay or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market.

The lengthy product approval process and uncertainty of government regulatory requirements may delay or prevent us from commercializing products. We must work to re-establish our credibility with the FDA.

Clinical testing, manufacture, promotion, export and sale of our products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state and foreign regulatory agencies. This regulation may delay or prevent us from commercializing products. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, seizure or recall of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant pre-market approval, withdrawal of marketing approvals and criminal prosecution.

The regulatory process for new therapeutic drug products, including the required preclinical studies and clinical testing, is lengthy and expensive. We may not receive necessary FDA clearances for Remune ® or any of our other potential products in a timely manner, or at all. The length of the clinical trial process and the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety and efficacy of our products is uncertain.

Even if additional Phase III clinical trials of Remune ® or our other products are initiated and successfully completed, the FDA may not approve Remune ® or our other products for commercial sale. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals. Regulatory requirements are evolving and uncertain. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our products. We may not be able to obtain the necessary approvals for clinical trials, manufacturing or marketing of any of our products under development. Even if commercial regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed.

In addition, a marketed product is subject to continual FDA review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions.

Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the FDA’s Good Manufacturing Practices, or GMP, requirements. In complying with the FDA’s GMP requirements, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to assure that products meet applicable specifications and other requirements. Failure to comply and maintain compliance with the FDA’s GMP requirements subjects manufacturers to possible FDA regulatory action and as a result may have a material adverse effect on us. We, or our contract manufacturers, if any, may not be able to maintain compliance with the FDA’s GMP requirements on a continuing basis. Failure to maintain compliance could have a material adverse effect on us.

The FDA has not designated expanded access protocols for Remune ® or our other products as “treatment” protocols. The FDA may not determine that Remune ® or our other products meets all of the FDA’s criteria for use of an investigational drug for treatment use. Even if Remune ® or our other products are allowed for treatment use, third party payers may not provide reimbursement for the costs of treatment with Remune ® or our other products. The FDA also may not consider Remune ® or our other products under development to be appropriate candidates for accelerated approval, expedited review or fast track designation.

The timing and substance of most FDA decisions are, as a practical matter, discretionary. Past events have raised doubts in the minds of some persons at the FDA regarding our corporate credibility and the viability of Remune ® . Our efforts to re-establish our credibility may not succeed; but if they don’t, the FDA approvals that are indispensable if we are to survive and succeed may be delayed or denied despite any merit our applications may have.

Marketing any drug products outside of the United States will subject us to numerous and varying foreign regulatory requirements governing the design and conduct of human clinical trials and marketing approval. Additionally, our ability to export drug candidates outside the United States on a commercial basis is subject to the receipt from the FDA of export permission, which may not be available on a timely basis, if at all. Approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may be even longer than that required to obtain FDA approval. Foreign regulatory approval processes include all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country, including those in Thailand.

Specifically, before we will be permitted to export Remune ® to Thailand for clinical use in that country, we need to meet a number of regulatory requirements. One of those requirements is that we must ensure that we can manufacture Remune ® at our United States manufacturing facility in a manner that is in “substantial compliance” with current United States GMP requirements. We must provide the FDA with “credible scientific evidence” that Remune ® would be safe and effective under the conditions of proposed use in Thailand. Furthermore, the Thailand FDA must (i) formally request the FDA to approve export of Remune ® to Thailand, (ii) certify to the FDA that it is aware that Remune ® is not approved in the United States or in any of several other countries with comprehensive drug review and approval systems and (iii) concur that the scientific evidence presented to the FDA is “credible scientific evidence that Remune ® will be reasonably safe and effective” for use in Thailand. There can be no assurance, however, that we will successfully meet any or all of these requirements for the export of Remune ® , and if we are unable to successfully meet all regulatory requirements, we will not be permitted by the FDA to export Remune ® to Thailand for clinical use, even if the Thai government were to approve Remune ® for clinical use, which it has not yet done and might never do. There can be no assurance that Trinity Medical Group USA, Inc. and its affiliate, Trinity Medical Group, Co. Ltd., a Thailand company, our collaborative partner, will be successful in its efforts to obtain regulatory approval from the Thailand FDA.

Technological change and competition may render our potential products obsolete.

The pharmaceutical and biotechnology industries continue to undergo rapid change, and competition is intense and we expect it to increase. Competitors may succeed in developing technologies and products that are more effective or affordable than any that we are developing or that would render our technology and products obsolete or noncompetitive. Many of our competitors have substantially greater experience, financial and technical resources and production and development capabilities than we. Accordingly, some of our competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than we, or technologies and products that are more effective and/or affordable than any that we are developing.

Our lack of commercial manufacturing and marketing experience and our dependence on third parties for manufacturing may prevent us from successfully commercializing products.

We have not manufactured any of our products in commercial quantities. We may not successfully make the transition from manufacturing clinical trial quantities to commercial production quantities or be able to arrange for contract manufacturing and this could prevent us from commercializing products or limit our profitability from our products. Even if Remune ® or our other products are successfully developed and receives FDA approval, we have not demonstrated the capability to manufacture Remune ® or our other products in commercial quantities. Except for Remune ® (and, by extension, IR103), we have not demonstrated the ability to manufacture any of our treatments in large-scale clinical quantities. We rely on a third party for the final inactivation step of the Remune ® manufacturing process. If the existing manufacturing operations prove inadequate, there can be no assurance that any arrangement with a third party can be established on a timely basis or that we can establish other manufacturing capacity on a timely basis.

We have no experience in the sales, marketing and distribution of pharmaceutical or biotechnology products. Thus, our products may not be successfully commercialized even if they are developed and approved for commercialization and even if we can manufacture them. In addition, our competitors will have significantly greater marketing resources and power than we will.

The manufacturing process of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our products can be manufactured only in a facility that has undergone a satisfactory inspection and certification by the FDA. For these reasons, we would not be able to quickly replace our manufacturing capacity if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if our manufacturing facilities are deemed not in compliance with the GMP requirements, and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would prevent us from successfully commercializing our products.

We may enter into arrangements with contract manufacturing companies to expand our own production capacity in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services, we may encounter costs, delays and /or other difficulties in producing, packaging and distributing our clinical trials and finished product. Further, contract manufacturers must also operate in compliance with the GMP requirements; failure to do so could result in, among other things, the disruption of our product supplies. Our potential dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

Adverse determinations concerning product pricing, reimbursement and related matters could prevent us from successfully commercializing any of our other products.

Our ability to earn revenue on any of our products will depend in part on the extent to which patient reimbursement for the costs of the products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations. Failure of patients to obtain appropriate cost reimbursement may prevent us from successfully commercializing any of our other products. Third-party payers are increasingly challenging the prices of medical products and services. If purchasers or users of any of our other products are not able to obtain adequate reimbursement for the cost of using the products, they may forego or reduce their use. Significant uncertainty exists as to the reimbursement status of newly approved health care products and whether adequate third party coverage will be available. In addition, many HIV patients live in poor countries, which may be unable to afford to pay substantial sums for their citizens’ HIV therapies. Political pressure exists to seek to require manufacturers of HIV therapies to supply them at below-market prices to poor persons and/or poor countries, and this pressure may increase in the future.

Our success may depend upon the acceptance of Remune ® and IR103 by the medical and HIV-activist communities.

Our ability to market and commercialize Remune ® and IR103 would depend in part on the acceptance and utilization of Remune ® and IR103 by the medical and HIV-activist communities. Physician inertia may be a problem for us as it is for many emerging medical products companies. We will need to develop commercialization initiatives designed to increase awareness about us and Remune ® and IR103 among targeted audiences, including public health and AIDS activists and community-based outreach groups in addition to the investment community. Currently, we have not developed any commercialization initiatives.

Hazardous materials and environmental matters could expose us to significant costs.

We may be required to incur significant costs to comply with current or future environmental laws and regulations. Although we do not currently manufacture commercial quantities of our product candidates, we produce limited quantities of these products for our clinical trials. Our research and development and manufacturing processes involve the controlled storage, use and disposal of hazardous materials, biological hazardous materials and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of an incident, we could be held liable for any damages that result, and any liability could exceed our resources. Current or future environmental laws or regulations may have a material adverse effect on our operations, business and assets.

Our patents and proprietary technology may not be enforceable and the patents and proprietary technology of others may prevent us from commercializing products. Some of our patents expire fairly soon.

We have a portfolio of 173 patents worldwide. Although we believe these patents to be protected and enforceable, the failure to obtain meaningful patent protection for our potential products and processes would greatly diminish the value of our potential products and processes.

In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to our products. Patents we are not aware of may adversely affect our ability to develop and commercialize products. Also, our patents related to HIV therapy have expiration dates that range from 2010 to 2017 and our patents related to autoimmune diseases have expiration dates that range from 2010 to 2019. The limited duration of our patents could diminish the value of our potential products and processes, particularly since we do not expect to generate any revenue from our products sooner than the fourth quarter of 2009, if at all.

The patent positions of biotechnology and pharmaceutical companies are often highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. We also rely upon non-patented trade secrets and know how, and others may independently develop substantially equivalent trade secrets or know how. We also rely on protecting our proprietary technology in part through confidentiality agreements with our current and former corporate collaborators, employees, consultants and some contractors. These agreements may be breached, and we may not have adequate remedies for any breaches. In addition, our trade secrets may otherwise become known or independently discovered by our competitors. Litigation may be necessary to defend against claims of infringement, to enforce our patents and/or to protect trade secrets. Litigation could result in substantial costs and diversion of management efforts regardless of the results of the litigation. An adverse result in litigation could subject us to significant liabilities to third parties, require disputed rights to be licensed or require us to cease using proprietary technologies.

Our products and processes may infringe, or be found to infringe, on patents not owned or controlled by us. If relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in the patents, or be required to obtain licenses or redesign our products or processes to avoid infringement.

Kevin Kimberlin, a member of our Board of Directors, beneficially owns approximately 16.9% of our outstanding common stock and 100% of our outstanding Series A Convertible Preferred Stock and has the rights to acquire an additional 29,456,514 shares of our common stock, which could result in ownership of up to approximately 47.8% of our outstanding shares and could allow him to control or influence stockholder votes.

Kevin B. Kimberlin, a member of our Board of Directors, together with his affiliates and/or related parties, currently owns of record approximately 16.9% of our outstanding shares of common stock. He and they also have the right to acquire, through the conversion of the 2007 Mortgage Note and Series A Convertible Preferred Stock (Series A) and the exercise of options and warrants beneficially owned by them, 29,456,514 additional shares. If his/their 2007 Mortgage Note, Series A, options and warrants were to be converted and exercised in full, Mr. Kimberlin and his affiliates and/or related parties would own approximately 47.8% of our outstanding shares of common stock on a post-conversion/exercise basis.

As a result of ownership of our common stock and Series A and the ability to acquire additional shares, Mr. Kimberlin and his affiliates and/or related persons have the ability to influence, and possibly control, substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The Series A votes with the holders of common stock as a single class and is entitled to three votes for each share of Series A equal to 2,064,438 votes in total. If your interests as a stockholder are different from his interests, you may not agree with his decisions and you might be adversely affected thereby.

Mr. Kimberlin is also a secured creditor.

As collateral for the 2007 Mortgage Note, which has a principal amount of $5,741,000, parties affiliated with and/or related to Kevin Kimberlin, one of our directors and our principal stockholder, have a perfected security interest in our intellectual property. Pursuant to the security agreement, we must comply with covenants with respect to our intellectual property. The security interests and covenants could impair our ability to enter into collaborative and licensing arrangements.

We may be unable to enter into additional collaborations.

We are seeking additional collaborative arrangements to develop and commercialize our products. We may not be able to negotiate collaborative arrangements on favorable terms in the future, or at all, and our current or future collaborative arrangements may not be successful or continue.

You could suffer substantial dilution of your investment as a result of past and future financings.

We will continue to have limited cash resources even though we are entitled to advances of up to an aggregate of $15 million from Cornell Capital Partners under the Standby Equity Distribution Agreement. Although our management recognizes the need to secure additional financing, there can be no assurance that we will be successful in consummating any financing transaction or, if consummated, that the terms and conditions of the financing will not be unfavorable to us. In the last three years we have issued very large numbers of shares, plus other securities convertible or exercisable for additional very large numbers of shares, in order to raise cash as required for our survival. As a result, pre-existing stockholders have been substantially diluted.

We have warrants and unit purchase options outstanding which, if exercised, will purchase approximately 27,300,000 shares of our common stock and up to an additional 16,459,000 shares are issuable upon conversion of our outstanding 2007 Mortgage Note and Series A Convertible Preferred Stock, subject to adjustment. In addition, we may issue up to 1,250,000 shares of our common stock to Trinity Medical Group, Ltd. pursuant to our License and Collaboration Agreement. Issuance of these additional shares could substantially dilute your interest in us.

The Standby Equity Distribution Agreement from Cornell Capital Partners will involve, very substantial potential and actual dilution of outstanding equity.

Any other future near-term financings will almost certainly involve substantial dilution of outstanding equity. Any subsequent offerings may also require the creation or issuance of a class or series of stock that by its terms ranks senior to the common stock with respect to rights relating to dividends, voting and/or liquidation. In addition, existing stockholders will experience dilution as a result of the issuance of shares under the Standby Equity Distribution Agreement. See “—Risks Related to this Offering.”

You could suffer substantial dilution of your investment if compensatory warrants and options to purchase common stock are exercised for common stock.

As of June 30, 2005 we had reserved approximately 9,397,000 shares of our common stock for potential issuance upon the exercise of stock options (including options already granted under our stock option plans, non-plan stock options already granted, and the still-available share reserve under our stock option plans) or awards and purchases under our employee 401(k) match and employee stock purchase plans. Issuance of these additional shares could substantially dilute your interest in us.

Our stock may become delisted and subject to penny stock rules, which may make it more difficult for you to sell your securities.

On April 29, 2005, we received notice from the Nasdaq Stock Market (“Nasdaq”) that we are not in compliance with Nasdaq Marketplace Rule 4310(c)(4), which is a standard for continued listing on the Nasdaq SmallCap Market, due to the fact that the closing price of our common stock was below $1.00 for the last 30 consecutive trading days. In accordance with Nasdaq Marketplace Rule 4310(c)(8)(D), we have until October 26, 2005 to regain compliance by having our common stock close at or above $1.00 for a minimum of ten consecutive trading days; provided, however, that Nasdaq may require that our common stock trade at or above $1.00 for up to twenty consecutive trading days before deeming us to be in compliance with Nasdaq listing standards.

If we are delisted from Nasdaq for any reason, our common stock might be considered a penny stock under regulations of the Securities and Exchange Commission, or the SEC, and if so, would be subject to rules that impose additional sales practice requirements on broker-dealers who buy and sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and warrants and your ability to sell our securities in the secondary market. We cannot assure you that we will be able to maintain our listing on Nasdaq. Being delisted would also hurt our ability to raise additional financing.

Legal proceedings could require us to pay substantial amounts of money and impair our operations.

Since July 2001, several complaints have been filed in the United States District Court for the Southern District of California seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of our common stock at various times between May 17, 1999 and July 6, 2001. The complaints have been consolidated into a single action under the name In re Immune Response Securities Litigation by order of the Court, and a consolidated, amended complaint was filed in July 2003. The consolidated, amended complaint names us and certain of our former officers as defendants, as well as Agouron Pharmaceuticals, Inc. and one of its officers. The consolidated, amended complaint alleges that we, Agouron and/or such officers violated federal securities laws by misrepresenting and failing to disclose certain information about the results of clinical trials of Remune ® . On October 31, 2003 the defendants filed motions to dismiss the consolidated, amended complaint. The court denied these motions on June 7, 2005, and we are currently seeking an interlocutory appeal.

On July 5, 2005, a shareholder derivative complaint was filed in the Superior Court of the State of California in the County of San Diego against certain of our current and former officers and directors, seeking an unspecified amount of damages. We are also named as a nominal defendant in the complaint, which alleges, among other things, that such officers and directors breached their fiduciary duties by causing the misrepresentation of our financial results and failing to correct our publicly reported financial results and guidance, and engaged in certain improper acts including abuse of control, gross mismanagement and waste of corporate assets from May 1999 to the present. We and the other defendants are currently in the process of preparing a response to this complaint.

Although we intend to vigorously defend the actions, we cannot now predict or determine the outcome or resolution of these proceedings, or to estimate the amounts of, or potential range of, loss with respect to these proceedings. In addition, the timing of the final resolution of these proceedings is uncertain. The range of possible resolutions of these proceedings could include judgments against us or our former officers or settlements that could require substantial payments by us, which could have a material adverse impact on our consolidated financial position, results of operations and cash flows. These proceedings also might require substantial attention of our management team and therefore, regardless of whether we win or lose the litigation, divert their time and attention from our business and operations.

Our certificate of incorporation and bylaws include provisions that could make attempts by stockholders to change management more difficult.

The approval of 66 2 /3% of our voting stock is required to approve specified transactions and to take specified stockholder actions, including the calling of special meetings of stockholders and the amendment of any of the anti-takeover provisions, including those providing for a classified board of directors, contained in our certificate of incorporation. Further, pursuant to the terms of our stockholder rights plan, we have distributed a dividend of one preferred stock purchase right for each outstanding share of common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts. The substantial aggregate equity positions of Mr. Kimberlin and his affiliates and/or related parties would make a hostile takeover attempt very unlikely. The practical effect of these provisions is to require a party seeking control of us to negotiate with our Board of Directors, which could delay or prevent a change in control. These provisions could limit the price that investors might be willing to pay in the future for our securities and make attempts by stockholders to change management more difficult.

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person first becomes an “interested stockholder,” unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control.

We have a new management team. If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to successfully develop our technology.

Since 2002, we have replaced most of the key members of our executive management. There can be no assurances that we will not lose additional members of our executive management team or, if so, whether we would be able to hire adequate replacements.

Additionally, our ability to conduct business, raise additional financing and commercialize Remune ® or our other products may be hindered if we lose additional executive officers or experienced personnel with historical knowledge of our business, transactions, science and technology.

In addition, recruiting and retaining qualified scientific personnel to assist in scaling up our manufacturing facilities and performing future research and development work will be critical to our success. It has been particularly difficult for us to retain personnel in light of the performance of our common stock and the incurrence of substantial net operating losses. We do not have sufficient personnel to fully execute our business plan, and there is currently a shortage of skilled executives and scientists, which is likely to continue. As a result, competition for experienced executives and scientists from numerous companies and academic and other research institutions may limit our ability to hire or retain new executives and other qualified personnel on acceptable terms. If we fail to attract and retain sufficient qualified personnel, we may not be able to develop or implement our technology.

Product liability exposure may expose us to significant liability.

We face an inherent business risk of exposure to product liability and other claims and lawsuits in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. We may not be able to avoid significant liability exposure. We may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could hurt our financial performance. Even if we avoid liability exposure, significant costs could be incurred that could hurt our financial performance and condition.

RISKS RELATED TO THIS OFFERING

Future sales by our stockholders may adversely affect our stock price and our ability to raise funds in new stock offerings.

Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all. Of the 49,846,544 shares of common stock outstanding as of July 7, 2005, all such shares are, or will be, freely tradable without restriction, unless held by our “affiliates.” Some of these shares may be resold under Rule 144.

Existing stockholders will experience significant dilution from our sale of shares under the Standby Equity Distribution Agreement.

We are to a great extent dependent on external financing to fund our operations. Our financial needs may be partially provided from the Standby Equity Distribution Agreement. The issuance of shares of our common stock under the Standby Equity Distribution Agreement will have a dilutive impact on our other stockholders and the issuance or even potential issuance of such shares could have a negative effect on the market price of our common stock.

As a result, our net income per share could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price, the more shares of common stock we will have to issue under the Standby Equity Distribution Agreement to draw down the full amount. If our stock price is lower, then our existing stockholders would experience greater dilution.

Under the Standby Equity Distribution Agreement, Cornell Capital Partners will pay less than the then-prevailing market price of our common stock.

The common stock to be issued under the Standby Equity Distribution agreement will be issued at a 3% discount to the lowest daily VWAP of our common stock during the five consecutive trading day period immediately following the date we notify Cornell Capital Partners that we desire to access the Standby Equity Distribution Agreement. In addition, Cornell Capital Partners will retain 5% from each advance. Based on this discount, Cornell Capital Partners will have an incentive to sell immediately to realize the gain on the 3% discount. These sales could cause the price of our common stock to decline, based on increased selling of our common stock.

The sale of our stock under the Standby Equity Distribution Agreement could encourage short sales by third parties, which could contribute to the future decline of our stock price.

In many circumstances, the provisions of a Standby Equity Distribution Agreement have the potential to cause a significant downward pressure on the price of a company’s common stock. This is especially the case if the shares being placed into the market exceed the market’s ability to take up the increased stock or if we have not performed in such a manner to show that the equity funds raised will be used for growth. Such an event could place further downward pressure on the price of our common stock. We may request numerous draw downs pursuant to the terms of the Standby Equity Distribution Agreement. Even if we use the Standby Equity Distribution Agreement to invest in ways that are materially beneficial to us, the opportunity exists for short sellers and others to contribute to the future decline of our stock price. If there are significant short sales of stock, the price decline that would result from this activity in turn may cause long holders of the stock to sell their shares thereby contributing to sales of stock in the market. If there is an imbalance on the sell side of the market for our common stock, the price will decline.

It is not possible to predict those circumstances whereby short sales could materialize or the extent to which the stock price could drop. In some companies that have been subjected to short sales the stock price has dropped to near zero. This could happen to our stock price.

The price you pay in this offering will fluctuate and may be higher or lower than the prices paid by other people participating in this offering.

The price in this offering will fluctuate based on the prevailing market price of our common stock on Nasdaq. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

We may not be able to access sufficient funds under the Standby Equity Distribution Agreement when needed.

Our financing needs will have to be provided largely from the Standby Equity Distribution Agreement over the next two years. No assurances can be given that such financing will be available in sufficient amounts or at all when needed, in part because the amount of each advance is subject to a maximum advance amount of $500,000, and we may not submit any request for an advance within five trading days of a prior request. In addition, we cannot access the bulk of the Standby Equity Distribution Agreement unless and until our stockholders approve such activity. And, if Cornell Capital Partners becomes unable or unwilling to honor its obligations under the Standby Equity Distribution Agreement, we would be at grave risk.

We may not be able to obtain a cash advance under the equity distribution agreement if Cornell Capital Partners holds more than 9.9% of our common stock.

In the event Cornell Capital Partners holds more than 9.9% of our then-outstanding common stock, we will be unable to obtain a cash advance under the Standby Equity Distribution Agreement. A possibility exists that Cornell Capital Partners may own more than 9.9% of our outstanding common stock at a time when we would otherwise plan to request an advance under the Standby Equity Distribution Agreement. In that event, if we are unable to obtain additional external funding, we could be forced to curtail or cease our operations.

Cornell Capital Partners may sell shares of our common stock after we deliver an advance notice during the pricing period, which could cause our stock price to decline.

Cornell Capital Partners is deemed to beneficially own the shares of common stock corresponding to a particular advance on the date that we deliver an advance notice to Cornell Capital Partners, which is prior to the date the stock is delivered to Cornell Capital Partners. Cornell Capital Partners may sell such shares any time after we deliver an advance notice. Accordingly, Cornell Capital Partners may sell such shares during the pricing period. Such sales may cause our stock price to decline and if so would result in a lower VWAP during the pricing period, which would result in us having to issue a larger number of shares of common stock to Cornell Capital Partners in respect of the advance.

Special Note Regarding Forward-Looking Statements

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “could,” “would,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•	the progress, timing and completion of research, development and clinical trials for our drug candidates;

•	the time and costs involved in obtaining regulatory approvals of our drug candidates and any limitations imposed by regulatory authorities;

•	our ability to establish, maintain and enforce collaborative arrangements and other agreements to develop and commercialize drug candidates;

•	our ability to establish and protect intellectual property rights in our drug candidates without infringing on the intellectual property rights of others, including the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims and potential drug candidates;

•	our ability to hire and retain the employees necessary to staff our development programs;

•	our use of the net proceeds from the sale of common stock under the Standby Equity Distribution Agreement; and

•	our estimates of future performance.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

Selling Stockholders

The following table presents information regarding the selling stockholders. The selling stockholders assisted in or provided financing to us.

Percentage
of
		Percentage	Shares		Outstanding
		of	Acquired and to be		Shares to be		Percentage
		Outstanding	Acquired		Acquired		of
	Shares	Shares	under the		under the		Outstanding
	Beneficially	Beneficially	Standby		Standby		Shares
	Owned	Owned	Equity		Equity	Shares to be	Beneficially
	Before	Before	Distribution		Distribution	Sold in the	Owned After
Selling Stockholder	Offering	Offering(1)	Agreement		Agreement	Offering	Offering

Cornell Capital Partners, LP	—	—	23,136,827	(2)	31.7%	23,136,827	—
Monitor Capital, Inc.	—	—	14,085	(2)	*	14,085	—

*	Less than 1%.

(1)	Applicable percentage of ownership is based on 49,846,544 shares of common stock outstanding as of July 7, 2005, together with securities exercisable for or convertible into shares of common stock within 60 days of July 15, 2005, for each stockholder. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to warrants and convertible securities are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Each person or group identified possesses sole voting and investment power with respect to the shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person.

(2)	Includes 725,353 and 14,085 shares of common stock that were issued to Cornell Capital Partners as a commitment fee and Monitor Capital, Inc. as a placement agent fee, respectively.

SHARES ACQUIRED IN FINANCING TRANSACTIONS

The following information contains a description of each selling stockholder’s relationship to us, and how each selling stockholder acquired the shares to be sold in this offering is detailed below. Neither of the selling stockholders have held a position or office, or had any other material relationship, with us, except as follows:

Cornell Capital Partners. Cornell Capital Partners is the investor under the Standby Equity Distribution Agreement and a holder of shares of our common stock. All investment decisions of, and control of, Cornell Capital Partners are held by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors, makes the investment decisions on behalf of and controls Yorkville Advisors. Cornell Capital Partners acquired all shares being registered in this offering in financing transactions with us. Those transactions are explained below:

•	Standby Equity Distribution Agreement. On July 15, 2005, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically sell to Cornell Capital Partners shares of common stock for a total purchase price of up to $15 million. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital Partners will pay us 97% of, or a 3% discount to, the lowest daily VWAP of our common stock during the five consecutive trading day period immediately following the date we notify Cornell Capital Partners that we desire to access the Standby Equity Distribution Agreement. Further, Cornell Capital Partners will retain 5% of each advance under the Standby Equity Distribution Agreement. In connection with the Standby Equity Distribution Agreement, Cornell Capital Partners received a one-time commitment fee of $515,000 in the form of 725,353 shares of common stock.

       There are certain risks related to sales by Cornell Capital Partners, including:

•	The outstanding shares will be issued based on a discount to the market rate. As a result, the lower the stock price around the time Cornell Capital Partners is issued shares, the more shares Cornell Capital Partners will receive. This could result in substantial dilution to the interests of other holders of common stock.

•	To the extent Cornell Capital Partners sells its shares of common stock, our common stock price may decrease due to the additional shares in the market. This could allow Cornell Capital Partners to receive a greater number of shares of our common stock, the sales of which would further depress the stock price.

•	The significant downward pressure on the price of our common stock as Cornell Capital Partners sells material amounts of common stocks could encourage short sales or traditional sales by third parties. This could place further downward pressure on the price of our common stock.

Monitor Capital, Inc. We engaged Monitor Capital, Inc., a registered broker-dealer, to act as placement agent in connection with the Standby Equity Distribution Agreement. We paid Monitor Capital, Inc. a fee of $10,000 in the form of 14,085 shares of common stock on July 15, 2005, under a Placement Agent Agreement. These shares are being registered for resale in this offering.

Use of Proceeds

This prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling stockholders. There will be no proceeds to us from the sale of shares of common stock in this offering. However, we will receive the proceeds from the sale of shares of common stock to Cornell Capital Partners under the Standby Equity Distribution Agreement. The purchase price of the shares purchased under the Standby Equity Distribution Agreement will be equal to 97% of the lowest daily VWAP of our common stock during the five consecutive trading day period immediately following the date we notify Cornell Capital Partners that we desire to access the Standby Equity Distribution Agreement. We will pay Cornell Capital 5% of each advance as an additional fee.

Pursuant to the Standby Equity Distribution Agreement, the amount of each advance is subject to a maximum advance amount of $500,000, and we may not submit any request for an advance within five trading days of a prior request, or request more than $15 million over 24 months from the date of this prospectus. We may not request advances if the shares to be issued in connection with such advances would result in Cornell Capital Partners owning more than 9.9% of our outstanding common stock.

For illustrative purposes only, we have set forth below our intended use of proceeds assuming receipt of the maximum amount of net proceeds available under the Standby Equity Distribution Agreement. The table assumes estimated offering expenses of $125,000, plus the 5% retainage payable to Cornell Capital Partners under the Standby Equity Distribution Agreement. The figures below are estimates only, and may be changed due to various factors, including the timing of the receipt of the proceeds.

Gross Proceeds	$15,000,000

Net Proceeds	$14,125,000

Number of shares issued under the Standby Equity Distribution Agreement at an assumed offering price of $0.69	22,411,474

Use of Proceeds:

General Working Capital	$14,125,000

TOTAL:

The Standby Equity Distribution Agreement limits our use of proceeds to general corporate purposes, including, without limitation, the payment of loans incurred by us. However, we cannot use the net proceeds from this offering for the payment (or loan to any such person for the payment) of any judgment, or other liability, incurred by any executive officer, officer, director or employee of ours, except for any liability owed to such person for services rendered, or if any judgment or other liability is incurred by such person originating from services rendered to us, or we have indemnified such person from liability.

Part of the proceeds may be used to repay the $5,741,000 principal amount of, and the interest on, our indebtedness to Cheshire Partners, LLC. Cheshire is an affiliate of Kevin Kimberlin, our director and controlling stockholder.

Dilution

Our net tangible book value of as of December 31, 2004 was $3,081,000 or $0.06 per share of common stock. Net tangible book value per share is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering. Our net tangible book value and our net tangible book value per share, however, will be favorably impacted by the shares of our common stock to be issued under the Standby Equity Distribution Agreement. The amount of dilution experienced by the new shares will depend on the offering price and number of shares to be issued under the Standby Equity Distribution Agreement. The following example shows the dilution to new investors at an offering price of $0.69 per share, which is in the range of the recent share price.

If we assume that we had issued 22,411,474 shares of common stock under the Standby Equity Distribution Agreement at an assumed offering price of $0.69 per share (i.e., the number of shares registered in this offering under the Standby Equity Distribution Agreement excluding the shares issued to Cornell Capital Partners as a commitment fee and Monitor Capital, Inc. as a placement agent fee), less retention fees of $750,000 and offering expenses of $125,000, our net tangible book value as of December 31, 2004 would have been $17,206,000 or $0.24 per share. Note that at an offering price of $0.69 per share, we would receive net proceeds of $14,125,000 of the $15,000,000 available under the Standby Equity Distribution Agreement. At an assumed offering price of $0.69, Cornell Capital Partners would receive a discount of $464,000 on the purchase of 22,411,474 shares of common stock. Such an offering would represent an immediate increase in net tangible book value to existing stockholders of $0.18 per share and an immediate dilution to new stockholders of $0.45 per share

Assumed public offering price per share	$0.69
Net tangible book value per share before this offering	$0.06
Increase attributable to new investors	$0.18
Net tangible book value per share after this offering	$0.24
Dilution per share to new stockholders	$0.45

     The offering price of our common stock is based on the then-existing market price. In order to give prospective investors an idea of the dilution per share they may experience, we have prepared the following table showing the dilution per share at various assumed offering prices:

Assumed Offering Price	Number of Shares to be Issued (1)	Dilution per Share to New Investors
$0.6900	22,411,474	$0.4500
$0.5175	29,880,478	$0.3037
$0.3450	44,816,253	$0.1646
$0.1725	89,659,294	$0.0498

(1)	This represents the maximum number of shares of common stock that would be issued to fully fund the $15 million under the Standby Equity Distribution Agreement at this time.

Standby Equity Distribution Agreement

Overview

On July 15, 2005, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically sell to Cornell Capital Partners shares of common stock for a total purchase price of up to $15 million. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital Partners will pay 97% of, or a 3% discount to, the lowest daily VWAP of our common stock during the five consecutive trading day period immediately following the date we notify Cornell Capital Partners that we desire to access the Standby Equity Distribution Agreement. The number of shares purchased by Cornell Capital Partners for each advance is determined by dividing the amount of each advance by the purchase price for the shares of common stock. Further, Cornell Capital Partners will retain 5% of each advance under the Standby Equity Distribution Agreement. Cornell Capital Partners is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC. The sale of the shares under the Standby Equity Distribution Agreement is conditioned upon us registering the shares of common stock with the Securities and Exchange Commission and obtaining all necessary permits or qualifying for exemptions under applicable state law. The costs associated with this registration will be borne by us. There are no other significant closing conditions to draws under the equity line, except as specified below.

Standby Equity Distribution Agreement Explained

Pursuant to the Standby Equity Distribution Agreement, we may periodically sell shares of common stock to Cornell Capital Partners to raise capital to fund our working capital needs. The periodic sale of shares is known as an advance. We may request an advance every five trading days. A closing will be held six trading days after such written notice at which time we will deliver shares of common stock and Cornell Capital Partners will pay the advance amount. We may request advances under the Standby Equity Distribution Agreement once the underlying shares are registered with the SEC. Thereafter, we may continue to request advances until Cornell Capital Partners has advanced us a total amount of $15 million, or 24 months after the date of this prospectus, whichever occurs first.

The amount of each advance is subject to a maximum amount of $500,000, and we may not submit a request for an advance within five trading days of a prior request. The amount available under the Standby Equity Distribution Agreement is not dependent on the price or volume of our common stock. We may not request advances if the shares to be issued in connection with such advances would result in Cornell Capital Partners owning more than 9.9% of our outstanding common stock. A possibility exists that Cornell Capital Partners may own more than 9.9% of our outstanding common stock at a time when we would otherwise plan to make an advance under the Standby Equity Distribution Agreement.

We do not have any agreements with Cornell Capital Partners regarding the holding or distribution of such stock, although Cornell Capital Partners has indicated that it intends to promptly sell any stock received under the Standby Equity Distribution Agreement.

We cannot predict the actual number of shares of common stock that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of shares of our common stock that will be issued using certain assumptions. Assuming we issued the number of shares of common stock being registered in the accompanying registration statement at a recent price of $0.69 per share, we would issue 22,411,474 shares of common stock to Cornell Capital Partners for gross proceeds of $15,000,000 and 725,353 and 14,085 shares of common stock issued to Cornell Capital Partners as commitment fee and Monitor Capital, Inc as placement agent fee, respectively. These shares would represent 31.7% of our outstanding common stock (i.e., the actually-outstanding shares on July 7, 2005 plus the 23,150,912 new shares) upon issuance.

There is an inverse relationship between our stock price and the number of shares to be issued under the Standby Equity Distribution Agreement. That is, as our stock price declines, we would be required to issue a greater number of shares under the Standby Equity Distribution Agreement for a given advance. This inverse relationship is demonstrated by the following tables, which show the net cash to be received by us and the number of shares to be issued under the Standby Equity Distribution Agreement at a recent price of $0.69 per share and 25%, 50% and 75% discounts to the recent price.

Net Cash To Access:
Market Price:	$0.69	$0.5175	$0.345	$0.1725
Purchase Price:	$0.6693	$0.5020	$0.3347	$0.1673
No. of Shares (1):	22,411,474	29,880,478	44,816,253	89,659,294
Total Outstanding (2):	72,997,456	80,466,460	95,402,235	140,245,276
Percent Outstanding (3):	30.7%	37.1%	47.0%	63.9%
Net Cash to Access (4):	$14,125,000	$14,125,000	$14,125,000	$14,125,000

(1)	Represents the number of shares of common stock which could be issued to Cornell Capital Partners under the Standby Equity Distribution Agreement at the prices set forth in the table.

(2)	Represents the total number of shares of common stock outstanding after the issuance of the shares to Cornell Capital Partners under the Standby Equity Distribution Agreement including the commitment shares of 725,353 and 14,085 to Cornell Capital Partners and Monitor Capital, Inc., respectively.

(3)	Represents the shares of common stock to be issued as a percentage of the total number shares outstanding.

(4)	Net cash equals the gross proceeds minus the 5% retainage and $125,000 in offering expenses.

Proceeds used under the Standby Equity Distribution Agreement will be used in the manner set forth in the “Use of Proceeds” section of this prospectus. We cannot predict the total amount of proceeds to be raised in this transaction because we have not determined the total amount of the advances we intend to draw. Cornell Capital Partners has the ability to permanently terminate its obligation to purchase shares of common stock from us under the Standby Equity Distribution Agreement if there shall occur any stop order or suspension of the effectiveness of the registration statement for an aggregate of 75 trading days other than due to acts by Cornell Capital Partners or if we fail materially to comply with certain terms of the Standby Equity Distribution Agreement, which failure remains uncured for 30 days after notice from Cornell Capital Partners.

All fees and expenses under the Standby Equity Distribution Agreement will be borne by us. We expect to incur expenses of approximately $125,000 in connection with this registration, consisting primarily of professional fees.

In connection with the Standby Equity Distribution Agreement, Cornell Capital Partners received a one-time commitment fee of $515,000 in the form of 725,353 shares of our common stock.

Plan of Distribution

The selling stockholders have advised us that the sale or distribution of our common stock owned by the selling stockholders may be effected directly to purchasers by the selling stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the Nasdaq SmallCap Market or in any other market on which the price of our shares of common stock are quoted or (ii) in transactions otherwise than on the Nasdaq SmallCap Market or in any other market on which the price of our shares of common stock are quoted. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholders or by agreement between the selling stockholders and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling their shares of common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

Cornell Capital Partners is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the Standby Equity Distribution Agreement. Cornell Capital Partners will pay us 97% of, or a 3% discount to, the lowest daily VWAP of our common stock during the five consecutive trading day period immediately following the date we notify Cornell Capital Partners that we desire to access the Standby Equity Distribution Agreement. In addition, Cornell Capital Partners will retain 5% of the proceeds received by us under the Standby Equity Distribution Agreement, and received a one-time commitment fee of $515,000 in the form of 725,353 shares of our common stock. The 3% discount, the 5% retainage and the $515,000 commitment fee in the form of 725,353 shares of common stock are underwriting discounts.

In addition, we engaged Monitor Capital, Inc., a registered broker-dealer, to act as placement agent in connection with the Standby Equity Distribution Agreement. We paid Monitor Capital, Inc. a fee of $10,000 in the form of 14,085 shares of our common stock on July 15, 2005, under a Placement Agent Agreement.

Cornell Capital Partners was formed in February 2000 as a Delaware limited partnership. Cornell Capital Partners is a domestic hedge fund in the business of investing in and financing public companies. Cornell Capital Partners does not intend to make a market in our stock or to otherwise engage in stabilizing or other transactions intended to help support the stock price. Prospective investors should take these factors into consideration before purchasing our common stock.

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. If any of these other expenses exists, we expect the selling stockholders to pay these expenses. We have agreed to indemnify Cornell Capital Partners and its controlling persons against certain liabilities. We estimate that the expenses of the offering to be borne by us will be approximately $125,000, as well as the retention of 5% of the gross proceeds received under the Standby Equity Distribution Agreement. In addition, we engaged Monitor Capital, Inc., a registered broker-dealer, to act as placement agent in connection with the Standby Equity Distribution Agreement. We paid Monitor Capital, Inc. a fee of $10,000 in the form of 14,085 shares of our common stock for its services on

July 15, 2005, under a Placement Agent Agreement. We will not receive any proceeds from the sale of any of the shares of common stock by the selling stockholders. We will, however, receive proceeds from the sale of common stock under the Standby Equity Distribution Agreement.

The selling stockholders are subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and its regulations, including Regulation M. Under Regulation M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling stockholders are distributing shares covered by this prospectus. Pursuant to the requirements of Item 512 of Regulation S-K and as stated in Part II of this Registration Statement, we must file a post-effective amendment to the accompanying Registration Statement once informed of a material change from the information set forth with respect to the Plan of Distribution.

In the event Cornell Capital Partners holds more than 9.9% of our then-outstanding common stock, we will be unable to obtain a cash advance under the Standby Equity Distribution Agreement. A possibility exists that Cornell Capital Partners may own more than 9.9% of our outstanding common stock at a time when we would otherwise plan to request an advance under the Standby Equity Distribution Agreement. In that event, if we are unable to obtain additional external funding, we could be forced to curtail or cease our operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements concerning our liquidity, capital resources, financial condition, results of operation and timing of anticipated revenues and expenditures. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include those discussed under “Risk Factors,” as well as those discussed elsewhere in this prospectus. The following discussion should be read in conjunction with our financial statements and notes thereto included elsewhere in this prospectus.

OVERVIEW

We are a biopharmaceutical company whose products are in the development stage. We have a critical need to raise cash both in the near term and the medium term. Nonetheless, we believe our products could prove to have substantial value as part of a therapy for patients infected with HIV or MS.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2005, we had an accumulated deficit of $334,147,000. We have not generated revenues from the commercialization of any product. We expect to continue to incur substantial net operating losses over the next several years, which would imperil our ability to continue operations. We may not be able to generate significant product revenue to become profitable on a sustained basis, or at all, and do not expect to generate significant product revenue before the end of 2009, if at all. We have operating and liquidity concerns due to our significant net losses and negative cash flows from operations. As a result of these and other factors, our independent registered public accountants, Levitz, Zacks & Ciceric, indicated, in their report on our 2004 consolidated financial statements, that there is substantial doubt about our ability to continue as a going concern. Our prior independent registered public accountants, BDO Seidman, L.L.P., also concluded in their report on our 2003 consolidated financial statements, that there is a substantial doubt about our ability to continue as a going concern. We believe, in fact, that our current cash resources, including those from the Standby Equity Distribution Agreement, are sufficient only to fund our planned operations through the second quarter of 2006. We may need to raise additional capital before the second quarter of 2006 if we commence a Phase III clinical trial with Remune®.

Since our inception in 1986, we have financed our activities primarily from public and private sales of equity, funding from collaborations with corporate partners, investment income and the issuance to Cheshire Associates LLC (“Cheshire”) and other entities affiliated with or related to Kevin Kimberlin, who is one of our directors and our principal stockholder, of capital stock, convertible notes and warrants and short-term promissory notes.

As of March 31, 2005, we had outstanding approximately $7,286,000 (net of discount of $1,217,000, plus accrued interest of $1,295,000) of convertible, related party secured debt. All of the notes bore interest at a fixed rate of 8% per year and were secured by our intellectual property. On April 29, 2005, we entered into a Note Exchange Agreement with Cheshire to exchange 8% Convertible Secured Promissory Notes with outstanding principal amounts totaling $5,741,000 (the “8% Notes”), previously issued by us, for a new secured 2007 Mortgage Note with a principal amount of $5,741,000 (the “Mortgage Note”). In connection with this agreement, Cheshire converted a separate convertible promissory note, which had a maturity date of May 3, 2005 and an outstanding principal amount of $1,467,000, into 1,007,000 shares of our common stock at a conversion price of $1.457 per share.

Under the terms of the agreement, the Mortgage Note will have the same terms and conditions as the 8% Notes had had, except that (a) the 8% Notes would have matured at various dates in 2005, but the Mortgage Note will have a maturity date of May 31, 2007, and (b) the Mortgage Note will have a conversion price, subject to possible future adjustment, of $0.70 per share (the closing price of our common stock on April 29, 2005). At this conversion price, the Mortgage Note will be convertible into 8,201,000 shares of common stock. The 8% Notes had had higher conversion prices. The agreement also involved a reduction, to $0.70 per share, of the exercise prices of the associated warrants that were previously issued with the 8% Notes. These warrants are currently exercisable for 8,634,000 shares of common stock, and immediately before the agreement had had a weighted average exercise price of $1.41. Furthermore as part of the agreement, Cheshire will waive all anti-dilution protection under the Mortgage Note and these warrants for the next financing that we obtain.

In addition, pursuant to the agreement, we paid all accrued interest as of April 29, 2005 on the 8% Notes and on the converted note. This constituted a prepayment, as such interest had not been due until the original maturity dates of the 8% Notes and the converted note. Aggregate interest paid was $1,340,000.

As a result of the notes exchange, which is treated as a refinancing, and note conversion in April 2005, the convertible notes balance, as of March 31, 2005 has been classified as long-term debt, except for the accrued interest that remains classified as a current liability as of March 31, 2005. In addition, the notes exchange and the note conversion transactions will result in non-cash charges to operations in the second quarter of 2005 for $1,201,000 representing beneficial inducement costs.

We could raise an additional $16,700,000 if all of the Class B warrants issued as a result of Class A warrant exercises since July 7, 2003, which are redeemable by us if the price of our common stock is equal to or greater than $3.32, are exercised. The exercise price is $1.77 per share. Because at that price it would be profitable for the warrant holders to exercise their warrants rather than to allow the redemption to proceed, we assume they would choose to exercise. However, there is no assurance that our stock price will rise to the $3.32 per share redemption trigger price. Also, there can be no assurances that all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

We could raise an additional $11,800,000 if all the warrants issued in connection with the October 2003 private placement are exercised for cash. The exercise price is $3.32 per share. The warrants issued in the October 2003 private placement are redeemable by us if the price of our common stock is equal to or greater than $8.00 for 20 consecutive trading days. Because at that price it would be profitable for the warrant holders to exercise their warrants rather than to allow the redemption to proceed, we assume they would choose to exercise. However, there is no assurance that our stock price will rise to the $8.00 per share redemption trigger price. Also, there can be no assurances that all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

Additionally, we could raise $7,100,000 if all the warrants issued in connection with the April 2004 private placement are exercised for cash. The warrants issued in the April 2004 private placement are exercisable by the holders at any time between October 2004 and April 2009 at $2.75 per share. However, there is no assurance that our stock price will rise to the $2.75 per share exercise price and/or that all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

As we use our current cash balances, we continue to look for alternative sources of funding which, even if available, may be on terms substantially less favorable. If we are unable to raise adequate capital, we may be required to delay, or reduce the scope of, our research or development of Remune ®, IR103 and NeuroVax TM, or take other measures to cut costs, which would have a material adverse effect on us and likely result in our inability to continue as a going concern.

We will need to raise very substantial additional funds over several years to conduct research and development, preclinical studies and clinical trials necessary to bring potential products to market and to establish manufacturing and marketing capabilities. We anticipate that for the foreseeable future, the scale-up of the manufacturing process for Remune ®, IR103 and NeuroVax TM and the cost of producing clinical supplies for ongoing and future Remune ® , IR103 and NeuroVax TM studies will continue to represent a significant portion of our overall expenditures. Overall, future Remune ® , IR103 and NeuroVax TM research and development expenditures are expected to increase from current levels in the event additional financing is obtained. Future spending for research and development may further increase if we enter into additional collaborations, but there can be no assurance that we will enter into any such collaborations. We anticipate additional capital improvements of approximately $2,000,000 to scale-up and improve the manufacturing process for Remune ® and IR103 through 2006. Other anticipated costs with respect to Remune ® , IR103 and NeuroVax TM , including investment in inventory, will depend on many factors including the need for additional clinical trials and other factors, which will influence our determination of the appropriate continued investment of our financial resources in these programs.

Our future capital requirements will depend on many factors including whether the remaining warrants will be exercised by the initial purchasers or by any subsequent holders. Other capital requirement factors include continued scientific progress in our research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, the costs involved in paying any settlements or judgments in class actions, competing technological and market developments, the cost of manufacturing scale-up and inventories, effective commercialization activities and arrangements and other factors not within our control. We intend to seek additional funding through additional research and development agreements with suitable corporate collaborators and through public or private financing, if available. However, we cannot provide assurance that such collaboration arrangements or any public or private financing will be available on acceptable terms, if at all. If we raise funds through future equity arrangements, significant further dilution to stockholders will result.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

We recorded revenues for the three months ended March 31, 2005 of $11,000 as compared to $14,000 for the corresponding period in 2004. The revenues were from the amortization of multi-year out-licenses of technology. We expect no additional revenues earlier than the fourth quarter of 2008, if at all unless they are earned through corporate collaborations or new research and development agreements. We have not received any revenues from the sale of products and do not expect to derive revenue from the sale of any products earlier than the fourth quarter of 2008, if at all.

Our research and development expenditures for the three months ended March 31, 2005 were $2,903,000 as compared to $3,120,000 for the corresponding period in 2004. The decrease in research and development expenses during the first quarter of 2005 is attributable to the absence in 2005 of NeuroVax TM manufacturing costs incurred in the first quarter of 2004.

Expenses associated with our continued scale-up of the manufacturing process for Remune ® and IR103, the cost of producing clinical supplies for ongoing and future Remune ® , IR103 and NeuroVax TM studies and additional clinical trials for NeuroVax TM are expected to increase during the next several quarters as we focus our financial resources on Remune ® , IR103 and NeuroVax TM . There can be no assurance that we will be able to obtain other financing needed to continue our research and development efforts.

General and administrative expenses for the three months ended March 31, 2005 were $741,000 as compared to $838,000 for the corresponding period in 2004. These figures include $101,000 and $48,000 of non-cash benefit in 2005 and 2004, respectively, related to the variable accounting of employee and consultant stock options, reversing previously taken stock-based compensation expense. The reduction in general and administrative expenses year-to-year reflect ongoing cost containment efforts, including lower insurance and legal costs, offset slightly by increased consulting fees in the first quarter of 2005 as compared to 2004.

Interest expense remained constant at $749,000 for the three months ended March 31, 2005 as compared to $753,000 for the corresponding period in 2004 attributable to comparable levels of debt.

In January 2004, Cheshire converted $3,899,000 of convertible promissory notes into Series A Convertible Preferred stock, which resulted in additional beneficial inducement cost of $4,923,000 and a charge for loss on the extinguishment of debt of $4,935,000, both recognized upon the conversion. These were one-time, non-cash charges.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

We recorded revenues for the twelve months ended December 31, 2004 of $323,000 as compared to $66,000 for the corresponding period in 2003. In September 2004, we transferred to NovaRx Corporation (“NovaRx”) our in-license rights to certain cancer-related technology and received an initial payment of $150,000. We recognized this payment as revenue and fully recognized the remaining deferred revenue of $121,000 for previous sublicense agreements with NovaRx. We have no future contractual obligations under either the in-licensing or out-licensing agreements. NovaRx also agreed to pay us an additional $900,000 due on or before August 2007. We will recognize this amount as revenue only upon collection, due to the uncertainty of NovaRx’s ability to pay the fee at this time. All other revenues were from the amortization of other multi-year out-licenses of technology. We expect no additional revenues unless it is earned through corporate collaborations or new research and development agreements. We have not received any revenues from the sale of products and do not expect to derive revenue from the sale of any products for the foreseeable future.

Our research and development expenditures for the twelve months ended December 31, 2004 were $12,900,000 as compared to $11,100,000 for the corresponding period in 2003. The increase in research and development expenses is attributable to our increased HIV clinical development activity, manufacturing scale-up activities for Remune® and IR103 and the cost of acquiring clinical supplies of NeuroVaxTM.

Expenses associated with our continued scale-up of the manufacturing process for Remune® and IR103, the cost of producing clinical supplies for ongoing and future Remune®, IR103 and NeuroVaxTM studies and additional clinical trials for NeuroVaxTM are expected to increase during the next several quarters as we focus our financial resources on Remune®, IR103 and NeuroVaxTM. There can be no assurance that we will be able to obtain other financing needed to continue our research and development efforts.

General and administrative expenses for the twelve months ended December 31, 2004 were $4,700,000 as compared to $5,600,000 for the corresponding period in 2003. These figures include $206,000 and $439,000 of non-cash expense in 2004 and 2003 related to the repricing of employee stock options in 2003, all representing variable accounting for the repriced options. The reductions in general and administrative expenses year-to-year reflect ongoing cost containment efforts, including lower facilities, insurance and legal costs in 2004 as compared to 2003.

During 2003 we changed accounting systems and as a result wrote off $400,000 related to the capitalized software carrying value of the replaced accounting system.

During May 2003, we disposed of excess assets, and in August 2003, we negotiated an early lease termination for our Carlsbad, California headquarters facility resulting in exit and disposal related costs of approximately $1,400,000. During 2003, we recorded an additional charge of $2,000,000 related to the estimated net rental expense of our vacant manufacturing facility in Pennsylvania. We have engaged the services of a national real estate firm to assist us in subleasing or otherwise disposing of our vacant building in Pennsylvania. We cannot predict if, or the date by which, any of these cost savings will be achieved or the actual amount of such savings, if any, until we enter into definitive agreements covering the vacant building.

Interest expense decreased to $3,000,000 for the twelve months ended December 31, 2004 as compared to $8,300,000 for the corresponding period in 2003. Actual interest paid decreased in 2004, net of non-cash accretion, due to the pay off of equipment debt in 2003. The decrease in 2004 from 2003 is due to an overall reduction in the level of debt. In January 2004, a note holder converted $3,899,000 of convertible promissory notes into Series A Convertible Preferred stock, which resulted in additional beneficial inducement cost of $4,923,000 and a charge for loss on the extinguishment of debt of $4,935,000, both recognized upon conversion.

Our net loss per share decreased during 2004 as a result of the decreased net loss (which decrease was, itself, almost entirely due to the absence in 2004 of the $13,200,000 of deemed stock dividend in 2003) and by the increase in our weighted average number of shares outstanding, due to several securities issuance transactions, as compared to 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below.

Pro Forma Stock-Based Compensation

We measure stock-based employee compensation using the intrinsic value method of accounting in accordance with Accounting Principles Board, APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” Because we establish the exercise price based on the fair market value of our common stock at the date of grant, the options have no intrinsic value upon grant, and therefore generally no expense is recorded. Equity instruments issued to non-employees for goods or services are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached.

As required under FAS No. 123, “Accounting for Stock-Based Compensation,” and FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” the pro forma effects of stock-based compensation on net loss and net loss per common share have been estimated at the date of grant using the Black-Scholes option-pricing model. As of March 31, 2005, no revisions to the assumptions used in the Black Scholes option-pricing model have been made.

In December 2004, the FASB issued FAS No. 123R, “Share-Based Payment.” This statement is a revision to FAS No. 123, “Accounting for Stock-Based Compensation,” it supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FAS No. 95, “Statement of Cash Flows.” Generally the approach in FAS No. 123R is similar to the approach described in FAS No. 123. However, FAS No. 123R will require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative.

FAS No. 123R must be adopted no later than January 1, 2006. We expect to adopt FAS No. 123R on January 1, 2006. FAS No. 123R permits public companies to adopt its requirements using one of two methods, the modified prospective or the modified retrospective method. We are currently evaluating the two different methods for the adoption of FAS No. 123R and have not determined which of the two methods will be adopted.

As permitted by FAS No. 123, we currently account for share-based payments to employees using APB Opinion No. 25’s intrinsic value method; and as such, we generally recognize no compensation cost for employee stock options. Accordingly, the adoption of FAS No. 123R’s fair value method will have a material impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of FAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted FAS No. 123R in prior periods using the Black-Scholes valuation model, the impact of that standard would have approximated the impact of FAS No. 123 as described in the disclosure of pro forma net loss and net loss per share in Note 1 to our consolidated financial statements.

Intangibles and Other Long-Lived Assets

We believe that patents and other proprietary rights are important to our business. Licensed technology is recorded at cost and is amortized over its estimated useful life. In December 1999, we acquired licenses to certain patent technology, which are being amortized over seven years. Changes in our estimates of useful lives may have a material effect on our financial statements.

We evaluate potential impairment of long-lived assets in accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” FAS No. 144 requires that certain long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable based on expected undiscounted cash flows that result from the use and eventual disposition of the asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table quantifies our future contractual obligations and commitments as of December 31, 2004 (amounts in thousands):

	Payments due by year
	2005	2006	2007	2008	2009	Thereafter	Total
Operating leases	$1,164	$1,198	$1,233	$1,048	$1,005	$1,921	$7,569
Convertible notes payable, related party, long-term (1)(2)	8,359						8,359

Total	$9,523	$1,198	$1,233	$1,048	$1,005	$1,921	$15,928

(1) Convertible notes payable, related party is convertible into our common stock at the option of the holder; amounts include accrued interest.

(2) On April 29, 2005, the Company entered into a Note Exchange Agreement with Cheshire Associates LLC (“Cheshire”) to exchange 8% Convertible Secured Promissory Notes with outstanding principal amounts totaling $5,741,000 (the “8% Notes”), previously issued by us, for a new secured 2007 Mortgage Note with a principal amount of $5,741,000 (the “Mortgage Note”). In connection with this agreement, Cheshire converted a separate convertible promissory note, which had a maturity date of May 3, 2005 and an outstanding principal amount of $1,467,000, into 1,007,000 shares of the Company’s common stock at a conversion price of $1.457 per share. Cheshire is an affiliate of Kevin Kimberlin, a director and major stockholder of the Company. As a result of the notes exchange, which is treated as a refinancing, and note conversion in April 2005, the convertible notes balance, as of March 31, 2005 has been classified as long-term debt, except for the accrued interest that remains classified as a current liability as of March 31, 2005.

Business

Overview

The Immune Response Corporation is a biopharmaceutical company dedicated to becoming a leading immune-based therapy company in HIV and multiple sclerosis (MS). The Company’s HIV products are based on its patented whole-killed virus technology, co-invented by Company founder Dr. Jonas Salk to stimulate HIV immune responses. Remune ® , currently in Phase II clinical trials, is being developed as a first-line treatment for people with early-stage HIV. We have initiated development of a new immune-based therapy, IR103, which incorporates a second-generation immunostimulatory oligonucleotide adjuvant and is currently in Phase I/II clinical trials in Canada and the United Kingdom.

The Immune Response Corporation is also developing an immune-based therapy for MS, NeuroVax TM , which is currently in Phase II clinical trials and has shown potential therapeutic value for this difficult-to-treat disease.

All of our products are still in the development stage. We have never had revenues from the sale of products. We were founded in 1986.

Human Immunodeficiency Virus (HIV)

Overview

HIV is the virus that causes acquired immunodeficiency syndrome (AIDS), a condition that slowly destroys the body’s immune system and makes the body vulnerable to infections. HIV was first recognized in 1981 and AIDS is now the fourth leading cause of death worldwide. To date there is no known cure. Great amounts of resources and efforts have been invested over the past two decades into researching and developing therapies to slow the progression of HIV/AIDS and in search of a cure. Also, it has become increasingly more expensive to treat these patients.

Currently in the United States, antiretroviral drugs are the only FDA approved treatments available for HIV disease. While the cost of combination antiretroviral therapy (ART) is greater than $20,000 per year, caring for a patient with advanced AIDS in a hospital may cost as much as $100,000 or more per year. This translates into a worldwide HIV market of $6 billion in 2003, expected to grow to $11 billion by 2010.

Global Threat

The global HIV/AIDS pandemic represents a significant threat to both developed and developing nations since most HIV-infected individuals are expected to ultimately develop AIDS. This situation creates a significant burden on healthcare systems and economies around the world. More than two decades since the first clinical evidence of HIV infection was reported, AIDS has become one of the most devastating diseases humankind has ever faced. The following are some other key statistics regarding the global HIV/AIDS pandemic:

•	More than 60 million people have been infected with HIV since the pandemic began.

•	In 2003, the total number of those living with HIV increased to 44.3 million, up 2.3 million from 2002. An additional 45 million people will become infected with HIV by 2010.

•	HIV/AIDS is now the leading cause of death in sub-Saharan Africa and the fourth leading cause of death worldwide.

•	6.4 million people, including 750,000 children, were newly infected with HIV in 2003—17,500 per day.

•	Approximately 3.5 million deaths, including 600,000 children less than 15 years of age, were attributed to HIV/AIDS in 2003—9,600 per day.

•	The number of patients who become resistant to the current drugs available for ART is rapidly growing.

(REF: UNAIDS report on Global HIV/AIDS Epidemic, 2004)

HIV/AIDS represents an increasing threat to global health, economic growth, and security, particularly in some of the world’s most important emerging economies. The increase is expected to be driven by the spread of the disease in five populous countries—Nigeria, Ethiopia, Russia, India and China—where the number of infected people is expected to grow from approximately 14 to 23 million currently to an estimated 50 to 75 million by 2010. This estimate dramatically eclipses the projected 30 to 35 million cases by the end of the decade in central and southern Africa, the current focal point of the pandemic.

HIV/AIDS remains a significant and growing health concern in the United States. Recent studies show that the infection rate is on the rise. According to recent estimates, nearly one million people in the United States are infected with HIV, of which approximately 25% remain unaware of their infection. U.S. mortality rates from AIDS have dropped dramatically as a result of antiretroviral therapy; however, there is concern that these trends will reverse in coming years due to the long-term toxicities associated with drug treatment and the increasing failure of drug therapy due to viral resistance.

HIV’s Effects on the Body

The immune system is the body’s natural defense mechanism designed to prevent and combat disease. There are two major arms of the human immune system: (1) the T-cell-based or cell-mediated arm, and (2) the B-cell or antibody-based arm, also known as humoral immunity. There are two main types of T-cells—helper T-cells and killer T-cells. Helper T-cells, also known as CD4+ cells, are specialized white blood cells that identify specific pathogens that have invaded body cells and stimulate other immune system forces to attack. Killer T-cells (CTL, mainly CD8 T-cells) work directly to destroy cells within the body that have become infected.

A cell-mediated immune response begins when the immune system recognizes foreign invaders, such as viruses or bacteria within the body. Helper T-cells dispatch killer T-cells to seek and destroy the cells that have been infected by foreign invaders. This response, however, is not always sufficient to eradicate disease since certain diseases can produce substances that suppress the immune response, thus making it important in these cases to provide assistance to the immune system.

HIV is a retrovirus that spreads throughout the body by invading host cells and using the host cells’ protein synthesis capability to replicate. The immune system responds by producing antibody and cellular immune responses capable of attacking HIV. While these and other responses are usually sufficient to temporarily arrest progress of the infection and reduce levels of the virus, the virus continues to replicate and slowly destroy the immune system by infecting and killing critical helper CD4+ T-cells. As the infection progresses and the amount of virus circulating in the body increases, the immune system’s control of HIV weakens and the level of T-cells declines steadily to a small fraction of its normal level.

A major reason for the virus-induced destruction of the immune system is that activated CD4+ T-cells themselves are the major cell type infected and subsequently destroyed by the virus. Once HIV enters the body, it binds to and fuses with CD4+ T-cells and the replication process begins. Replication is how HIV makes copies of itself and multiplies. In order to replicate, an HIV particle must transfer its genetic blueprint, which is in the form of ribonucleic acid (RNA), into the genes of the host CD4+ T-cell.

Upon accomplishing this task, the virus then reprograms the CD4+ T-cell into a virus-making machine that produces a large number of new infective virions before death of the infected cell. Once inside the host cell, the virus must translate the RNA instructions into deoxyribonucleic acid (DNA) so that the cell can understand them. To do this, HIV uses an enzyme known as reverse transcriptase. This enzyme takes the single strand of viral RNA and turns it into a double strand of DNA, which the cell can read. Once the new viral RNA strand moves out of the host DNA, the strand is then cut into smaller subunits.

The subunits come together to form new HIV particles, which move out of the cell to infect other CD4+ T-cells. This process repeats itself continuously, and after repeated assaults by viral particles, the CD4+ host cells die. As the number of CD4+ cells decreases, the immune system loses its ability to fight life-threatening infections.

A healthy, uninfected person typically has 800 to 1,200 CD4+ T-cells per cubic millimeter (mm3) of blood. During HIV infection, the number of these cells in a person’s blood progressively declines. When a person’s CD4+ T-cell count falls below 200/mm3, he or she becomes particularly vulnerable to the opportunistic infections and cancers that typify AIDS, the end stage of HIV disease. Specifically, people with AIDS often suffer infections of the lungs, intestinal tract, brain, eyes, and other organs, as well as debilitating weight loss, diarrhea, neurological conditions, and cancers such as Kaposi’s sarcoma and certain types of lymphomas.

Many scientists believe that HIV causes AIDS by directly inducing the death of CD4+ T-cells or by interfering with their normal function and by triggering other events that weaken a person’s immune function. For example, the network of signaling molecules that normally regulate a person’s immune response is disrupted during HIV, impairing a person’s ability to fight other infections. The HIV-mediated destruction of the lymph nodes and related immunologic organs also plays a major role in causing the immunosuppression.

Mode of Transmission — HIV is passed from one individual to another by unprotected sex with an infected person or through any situation that would involve the exchange of blood or bodily fluids between people, such as sharing drug needles or blood transfusions. Sexual partners transmit HIV via a break in the skin or by penetration in the moist mucosal membrane in the penis, vagina, cervix, anus, or oral cavities. Specifically, anal sex can increase one’s chance of contracting the disease since the membranes in this region are much thinner and can tear more easily.

Delayed Symptoms — HIV differs from other diseases due to its long incubation period. Other than the brief period after a person is initially infected when flu-like symptoms occur (referred to as acute or primary infection), HIV-infected individuals generally exhibit no symptoms for years. HIV infection is therefore very difficult to diagnose until it has taken a substantial toll on the health of the immune system. Because those who are infected may not know that they are carrying the disease, they may continue activities which result in further transmission of HIV infection to others.

Current Treatment Options

When HIV first appeared in the United States, there were no FDA approved drugs available to treat the direct effects of the virus, although a select few treatments were available for some of the diseases to which the body was made susceptible by this virus. In 1987, the first antiretroviral drug, known as Zidovudine or AZT, was made commercially available. Since that time, 23 additional antiretroviral drugs in five classes have been developed and commercially approved.

AZT is a nucleoside reverse transcriptase inhibitor (NRTI) that blocks HIV’s ability to transcribe or write its own RNA into the DNA needed to reprogram human cells to produce more HIV. Five other NRTI’s are also available for HIV treatment. Two other classes of AIDS drugs, non-nucleoside reverse transcriptase inhibitors (NNRTI’s) and nucleotide reverse transcriptase inhibitors (NtRTI’s), have a similar effect on blocking the reverse transcription process using a different mechanism of action. Protease inhibitors (PI’s) and fusion inhibitors inhibit different aspects of HIV’s replication cycle. All of these drugs, which are primarily used in combination to maximize their antiretroviral effect, significantly reduce the amount of HIV in a person’s body, called the viral load.

While there are an increasing number of options available for the treatment of HIV/AIDS, medical science is far from being able to conquer the virus. The difficulty in treating or preventing HIV is that HIV, being an RNA virus, has a high rate of mutation. Scientists have classified HIV into at least 10 broad subtypes, and within those subtypes, there are many strains.

Limitations of Existing Therapies

When antiretroviral drugs were first introduced in the early 1990s, it was believed that combination highly active antiretroviral therapies (HAART) could constitute a means to fully control HIV. With as many as 140 different approved variations of HAART, this type of treatment had been heralded as capable of lowering virus level to be essentially undetectable in some patients—a great stride in the pharmacological treatment of HIV. Unfortunately, new clinical knowledge about HAART and other antiretroviral treatment strategies has proven that complete control of HIV over time using antiretroviral drugs is unlikely and has underscored several additional drawbacks of drug therapy. These limitations leave a significant void in the arsenal for treating those infected with the virus. A key drawback is that no current therapies enable immune reconstitution in infected individuals. Other limitations include extreme toxicity, resistance, and strict compliance requirements, which are described below.

High cost of treatment — While the cost of antiretroviral therapy has dropped dramatically with respect to developing nations in recent years, treatment remains extremely expensive in developed nations like the United States and continues to be prohibitively expensive to be made widely available to patients in developing nations. Less than 5% of people infected with HIV worldwide currently have access to therapy. In the United States, the cost of combination therapy can be greater than $20,000 per year. The total cost of treating an advanced AIDS patient in a hospital may exceed $100,000 per year.

Significant toxicity — Simply stated, existing antiretroviral drugs given over a long period of time are toxic. As they circulate in the body, they cause harm to healthy cells and induce side effects ranging from fatigue, nausea, vomiting, abdominal pain, and diarrhea, to liver damage and pancreatic problems, low red and white blood cell counts, muscle pain, and wasting. More recently, significant metabolic abnormalities have also been described.

Strict compliance requirements — Antiretroviral drugs require strict, frequent, and complicated treatment regimes that often are difficult to comply with. Furthermore, some antiretroviral therapies require a patient to take more than 30 pills daily. Compliance failures decrease efficacy and lead to the emergence of drug-resistant strains of the virus.

Drug resistance — The rapid proliferation of HIV inside the body (often billions of virions per day) and its high rate of mutation makes its replication process highly susceptible to change and mutation. Often, one or more of these mutations allow the virus to develop a resistance to antiretroviral drugs’ mechanism of action. In other words, as a result of random chance and natural selection, some copies of the virus emerge that are resistant to a drug. In fact, in the United States, where HAART has been available since approximately 1996, almost 80% of those who have been on HAART for more than two years have resistant strains of virus. Furthermore, HIV drug resistant strains are now being discovered in over 20% of newly infected individuals. To date, all drug candidates over time have developed resistant strains.

Drug resistance means that a virus can adapt, grow, and multiply in the presence of drugs designed to kill it. HIV is considered to be resistant when a drug or class of drugs is no longer effective against it. Though drug resistance commonly occurs in individuals taking ART, resistant strains of HIV can also be transmitted from one person to another. As a result, it is possible for someone newly diagnosed and not yet on antiretroviral treatment to be infected with a virus that is resistant to one or more of the drugs used in HIV therapy.

According to a study by Dr. Susan J. Little (Antiretroviral Drug Resistance Among Patients Recently Infected with HIV, New England Journal of Medicine, August 8, 2002; Volume 347, pages 385-394), 22.7% of new cases of HIV carry resistant mutations of HIV, up from 8% in 1998. If this growth rate continues a majority of new HIV infections will consist of strains of the virus resistant to drug therapy. Thus, a much more severe scenario has developed in the evolution than many had forecasted.

Each person’s HIV is made up of different types or strains of the virus. Drug resistance develops because HIV replicates very quickly—at a rate of over a billion new copies each day in infected people—and cannot correct mistakes made during the replication process. These mistakes, or mutations, cause some viral strains to become weaker, while other strains become stronger and less susceptible to ART.

If the virus develops resistance, the drug-resistant form multiplies and becomes the dominant strain within the body, reducing the effectiveness of an individual’s treatment. According to the National Intelligence Council report, “HIV strains have an amazing ability to recombine to form mosaic viruses. This pace of genetic change forces changes in treatment regimens and has placed unprecedented pressure on the pharmaceutical industry to develop new drugs for continued viral control.”

Current Treatment Guidelines

Current treatment guidelines recommend the use of NRTI’s plus one or two protease inhibitors (PI’s) or a NNRTI. However, drug resistance can limit a person’s treatment options, making it more difficult to achieve the desired effect through the recommended combination of medications. Without the appropriate combination, a person’s virus can continue to multiply, further suppressing the immune system. According to experts, HIV drug resistance is associated with approximately 75% of all treatment failures.

Currently, the most effective measure to avoid the development of drug resistance in HIV infection is strict compliance to therapy since proper adherence, or taking medications exactly as prescribed, is vital to the success of antiretroviral treatment. Partial adherence can lead to partial viral suppression, allowing resistant strains of the virus to actually grow faster. The cycle for a typical HIV-infected person taking HIV drugs can be summarized as follows:

•	As HIV levels plummet initially, patients have a feeling of wellness.

•	The virus then mutates, evading the immune system as well as drugs (or any combination of drugs) within a few years.

•	The average length of time before the failure of first time anti-retroviral therapy is 10.6 months. For the second treatment regimen, the failure time is 8.1 months, and for the third treatment regimen 6.4 months.

•	As HIV systematically destroys the immune system, it becomes increasingly effective at outwitting the drug therapies until eventually nothing works.

Due to the limitations and chronic use of antiretroviral drug therapies, the Department of Health and Human Services issued guidelines in February 2002, and revised them in October 2004, suggesting that these therapies should be started later in the disease stage. The guidelines were developed by the Panel on Clinical Practices for the Treatment of the Human Immunodeficiency Virus (HIV) Infection, a joint effort of the DHHS and the Henry J. Kaiser Family Foundation. The new guidelines recommend starting antiretroviral therapy when an asymptomatic HIV-infected person’s CD4+ T-cell count falls below 350 cells/mm 3; previous guidelines recommended consideration of therapy for asymptomatic patients with a CD4+ T-cell count lower than 500 cells/mm 3. Similar guidelines were issued by the British HIV Association (2003 BHIV Association Guidelines), which recommend that treatment of asymptomatic patients should be initiated when the CD4 count is between 200 and 350 cells/mm 3.

For asymptomatic HIV-infected patients with CD4+ T-cell counts higher than 350 cells/mm 3, treatment should be considered when the level of HIV in plasma is high, more than 100,000 copies/ml when using the RT-PCR test. The guidelines continue to recommend antiretroviral therapy for all patients with acute HIV syndrome, those within six months of HIV seroconversion, and all patients with symptoms ascribed to HIV infection. Thus, a need exists for therapies that would be beneficial to not only extend but also complement existing HIV treatments and to work through different mechanisms of action. (REF: October 29, 2004 report from DHHS)

Immune-Based Therapies

The rapid emergence of HIV drug resistance, the substantial toxicity associated with antiretroviral therapy and the prohibitive costs of providing highly active antiretroviral therapy (HAART) to the vast majority of HIV infected individuals have created an urgent need for sustainable treatment options for HIV. A growing number of clinical and scientific experts are now promoting the aggressive development of immune-based therapies to complement the existing HIV treatment arsenal. In the history of medicine, no chemical drug has ever permanently eliminated viral infection from the human body. However, the human immune system has worked effectively at protecting humans from a variety of deadly viruses. Despite efforts to come up with a solution to either treat or effectively manage and control the HIV pandemic, there are still millions of infected people around the world who await the next generation of treatments. To this dilemma, the answer could be the human immune system. This involves stimulating the human immune system against HIV so that the body itself can better fight this battle. The key to enabling the immune system to effectively combat HIV could be immune-based therapies and therapeutic vaccines.

Stimulating the immune system to prevent infectious disease has been successfully accomplished using prophylactic/preventive vaccines. The remarkable success of these vaccines has been effective in eliminating many diseases, including the global eradication of smallpox and the virtual extinction of polio worldwide (full eradication is expected for polio within this decade). In fact, the development of the polio vaccine by Dr. Jonas Salk is regarded as one of the most significant public health achievements of the 20th century.

Therapeutic Vaccination

Pharmaceutical researchers have concentrated primarily on finding antiretroviral drugs that prevent HIV from replicating within the body. Others have attempted to find ways to help a person’s immune system control the virus on its own. These treatments, termed immune-based therapies or IBT’s, are being studied in clinical trials for their ability to extend as well as complement the HIV treatment arsenal by fighting the virus using a different and powerful mechanism of action: stimulating the human immune system.

The concept for an immune-based approach to the treatment of HIV was first proposed by Dr. Salk in a paper published in Nature in 1987 wherein he wrote, “The long incubation period between infection and the development of clinical acquired immunodeficiency syndrome (AIDS) may be due to an immune response to the initial infection which persists with health and wanes with disease.” Since individuals infected with HIV often live for seven to 10 years after becoming infected, Dr. Salk believed there must be some immune reaction serving to keep these people healthy. This is in contrast to most viral infections where the individual usually exhibits symptoms of the disease soon after infection.

Therefore, Dr. Salk hypothesized that if this natural level of protection could be amplified in a manner to keep the circulating virus below some critical level, then it might be possible to sustain the life of an infected person through a post-infection vaccine approach far longer than without such intervention.

Evidence for the key role of the immune system in fighting HIV has since been seen in the existence of a small subset of infected people, called long-term nonprogressors, who have lived for up to 20 years without disease progression. These individuals have maintained viral loads below the guidelines and often even below the limit of detection. This small number of patients demonstrates that it is possible, in some cases, to successfully contain the virus without the need for antiretroviral drugs. Investigation of these cases has revealed the presence of vigorous HIV-specific helper T-cell responses, which are inversely correlated with viral load, suggesting that the stimulation of such responses would be a critical goal of a therapeutic vaccine.

Therapeutic Vaccines Versus Preventive Vaccines

While preventive vaccines are used to prime a person’s immune system before a possible infection occurs, therapeutic vaccines attempt to boost a person’s immune system’s ability to fight a virus after it has been infected. Dr. Salk’s proposed solution was to essentially fool the immune system into thinking it was being attacked by HIV by presenting the virus in a manner that could not infect or destroy the immune cells, using an inactivated version of HIV. This, he felt, would allow the body to create and maintain a memory of the core proteins making up the virus and to more effectively mount a sustained attack against HIV-infected cells.

REMUNE®

Remune® is our most clinically advanced therapeutic vaccine and is designed to stimulate an HIV-infected individual’s immune system to attack HIV. We believe that results of previous clinical trials demonstrate that Remune® significantly boosts HIV-specific immune responses and suggest that Remune® may induce a positive virologic effect in HIV-infected individuals. Furthermore, we believe Remune® stimulates the production of specific antiviral substances that naturally protect components of the immune system from HIV infection. Leading HIV clinical researchers have begun to recognize that, in order to most effectively stop or slow the progression of HIV to AIDS, therapies must stimulate HIV-specific cell mediated immune responses in infected individuals in addition to reducing viral load through the use of antiviral drugs. By utilizing an immune-based therapy such as Remune® , in conjunction with existing antiviral drugs, it may be possible to boost the HIV infected individual’s immune system against the virus, such that the virologic effect of antiviral drug therapy is prolonged and enhanced. We believe that Remune® may also be useful in the treatment of drug-naïve patients by boosting the HIV infected individual’s immune system against the virus such that initiation of antiretroviral therapy can be delayed. In addition, Remune®

may help control the viral load; prolonging, enhancing and likely lowering the total amount of drugs needed to control the virus.

Technology

Remune® is composed of inactivated HIV, depleted of its outer envelope, and emulsified in Incomplete Freund’s Adjuvant, or IFA, an agent that elicits a more potent immune response by more effectively presenting the inactivated virus to the immune system. Remune® is manufactured by first culturing HIV-infected human T-cells. The virus is then purified from this cell culture and inactivated with betapropiolactone, a chemical agent commonly used for viral inactivation, and then physically inactivated with Co gamma irradiation. Each of these procedures alone is capable of inactivating HIV. During processing and purification, the outer envelope glycoprotein of the virus, known as gp120, is depleted from the inactivated HIV. The gp120 is removed from the viral surface since it was theorized, and later clinically verified, that immune responses to it, mainly antibodies, were not therapeutic and the gp120 antigen is where most of the mutations occur. The final envelope-depleted HIV is emulsified in IFA and is filled in syringes. Remune® is designed to be administered by intramuscular injection once every three months.

In past years, others have attempted to develop immune-based therapies for HIV infection. Most of these therapies were based on the viral envelope glycoprotein gp120 located on the outside of the virus. None of these therapies have proven effective, which may have been due to mutations in the viral envelope. Remune® is based on the core proteins of the virus, which are consistent across multiple strains of HIV. HIV-1 continues to evolve and mutate, and as a result, different strains or clades of HIV-1 have emerged worldwide. This creates a moving target for single protein immunogens that are being developed that are clade-specific. Because Remune® is a whole virus originating from a multi-clade virion and contains the core proteins that are more genetically conserved, we postulated that individuals treated with Remune® may be able to elicit broad immune responses to multiple subtypes of HIV-1 found throughout the world. Results from clinical trials suggest this postulate is true.

Clinical Trials

HIV is an extremely complex virus. The numerous trials that have been conducted with Remune® have provided us with information about which type of patients may benefit and under what circumstances our immune-based therapy may have utility. Most recently, we have been testing Remune® in a follow-up Phase II study in Spain and a Phase II study in Italy.

The Phase II study in Italy was conducted in antiretroviral-naïve patients to examine whether Remune® can induce HIV-specific immune responses in this patient population. A total of 51 patients were randomized to receive Remune® or placebo. Induction of strong HIV-specific immune responses in these subjects could suggest that Remune® may be useful in delaying disease progression and thereby delaying the need for initiation of antiretroviral therapy.

The follow-up Phase II study in Spain (the “REMIT study”) was a rollover study from study STIR-2102 completed in Spain in 2001. Subjects completing STIR-2102 were placed on open-label Remune® prior to initiation of the REMIT study. In the REMIT study, subjects were randomized to receive either Remune® or IFA placebo while undergoing antiretroviral treatment interruption. Approximately 40 subjects from STIR-2102 participated in the REMIT study.

Both the Italian and REMIT study trials were completed during the fourth quarter of 2004. Data from these trials is currently being finalized; however, preliminary results from the Italian study showed several positive trends in key markers believed to indicate immune responses against HIV disease, including trends toward stabilization of total CD4+ T-cell counts, increased HIV-specific CD8+ memory T-cells, and decreased levels of activated CD38+ T-cells, following Remune® treatment.

The original Remune® study conducted in Spain (STIR-2102) was a three-year, double-blind and adjuvant-controlled Phase II clinical trial. The study involved 243 HIV-infected patients and was completed in 2001. This trial combined Remune® with antiviral drug therapy and was designed to assess the effect of Remune® on virologic failure.

In May 2001, the data safety monitoring board, or DSMB, for this trial, an independent panel of experts designed to evaluate immunologic and virologic endpoints, concluded that the trial did not meet its primary endpoint, on the basis that the primary endpoint analysis revealed no significant difference between the control group and the Remune® group. The DSMB noted at that time, however, that the study included a subgroup analysis, which seemed to indicate that Remune® may have had a positive effect on viral load in patients who are more immunocompetent. The DSMB recommended further studies with Remune® in such patients.

In July 2001, however, the DSMB reconvened to review the final analysis of the trial as defined by the statistical plan of the trial protocol. The DSMB advised that the analysis first reported by the DSMB was insufficient, as it included only the treatment time, but not the complete follow up time of all patients, and did not include the intent-to-treat analysis. In addition, the DSMB, among other things, reviewed the reports of three outside statisticians engaged by us with the DSMB’s concurrence, to independently review the data and noted that these statisticians concurred that the most appropriate primary analysis was the Cox regression model stratified by baseline viral load in an intent-to-treat analysis.

After reviewing the data provided by the trial protocol and the reports and views of the protocol statistician and the three outside statisticians, the DSMB expressed its view that, using the intent-to-treat analysis, Remune® showed a positive impact on controlling virus and that the STIR-2102 study had met its primary endpoint (p=0.034).

The results of STIR-2102 were also analyzed by Dr. Eduardo Fernandez-Cruz, the principal investigator of the trial. He found that the data from this trial suggests that treatment with Remune® stimulated HIV-specific immune responses correlated with control of virus. Dr. Fernandez-Cruz presented the data in July 2002, at the XIV International AIDS Conference. Dr. Fernandez-Cruz reported that therapeutic vaccination induces a decrease of immune system activation, an increase of HIV-specific helper T-cell activity, an increase in killer cells and a positive impact on the control of virus.

Also at the XIV International AIDS Conference, Dr. Bruce Walker, Director of the AIDS Research Center, Massachusetts General Hospital presented data from a double blind, adjuvant controlled study involving ten patients with chronic HIV infection. The data, which was subsequently published, suggests that Remune® induced helper T-cell immune responses aimed specifically at HIV in chronically infected HIV-positive individuals taking HAART, thereby providing a possible treatment regime for HIV-infected patients. As described above, helper T-cell responses (cell-mediated immunity) are thought to be important in controlling HIV-1 infection.

A Thailand clinical trial, which involved 297 HIV-infected patients, conducted by our collaboration partner, Trinity Medical Group, Co. Ltd., a Thailand company (Trinity), was completed in 1999. The primary endpoint was an increase in CD4+ cells. Trinity determined that the primary endpoint was successfully met in this 40-week clinical trial. Although patients received no antiviral drug therapy, Remune® augmented CD4+ cell counts and enhanced HIV-specific immunity. Further follow-up has shown stable or decreased viral load in a majority of the patients that have been examined. Trinity is currently in discussion with the Thai FDA regarding the possible need for additional clinical trials in order to obtain approval for Remune® in Thailand.

In July 2001, Pfizer, Inc. notified us of their decision to terminate their 1998 collaboration with us to develop and commercialize Remune® . In August 2001, we announced our decision not to proceed further with the 550-patient, Phase III pivotal trial which was initiated in late 1999 as part of that collaboration to evaluate whether Remune® plus HAART delays virologic failure in HIV-infected individuals. As a result of our decision not to proceed with this study, an additional pivotal trial or trials will be needed before we would be permitted to submit Remune® to the FDA for commercialization. We will be unable to do this until we identify a new collaborator or raise substantial new funds. We cannot assure you that we will be able to obtain a new collaborator or raise sufficient additional funds necessary to conduct any additional clinical trials.

In 1999, we discontinued a 2,526-patient, Phase III clinical endpoint trial. The trial was discontinued because differences in clinical endpoints were not observed between treatment groups, and extending the trial would have been unlikely to provide sufficient, additional clinical endpoints to permit statistically significant differences between the treatment groups to be observed in the near term. The primary efficacy endpoint for the trial was disease progression to an AIDS defining condition, or death. At the time the study began, this was the only accepted endpoint for approval by the FDA for vaccines. In 1999, the FDA agreed to accept virologic endpoint trials for the basis of approval for Remune® for future clinical studies.

The results of a Phase I, ten-patient pediatric trial completed by the National Institutes of Health, or NIH, in 1998 were published in the Journal of Infectious Disease, and presented at the meeting of the Infectious Disease Society of America, showed that Remune® was safe in children concurrently taking antiviral drug therapy, suggesting that Remune® stimulates HIV-specific immune responses. Furthermore, the results suggested that children receiving the adult dose of Remune® had a significant sustained decrease in viral load (the amount of circulating HIV) compared to children who received a lower dose. The study was then expanded to enroll an additional 22 children who were subsequently treated with open label Remune® at the adult dose.

Previous Phase I and II studies in approximately 350 adult subjects indicated that Remune® is well-tolerated with the most common side effect being injection site reactions. These trials indicated that Remune® is safe, that it may induce HIV-specific immune responses and showed positive trends on the virologic and immunologic markers.

Remune® Benefits

Currently available antiviral products have been shown to be effective at reducing the levels of virus in the blood; however, certain limitations in the therapy have prevented the antiviral products from being as effective as originally predicted. The antiviral products may be associated with significant toxicity and eventual viral resistance. In addition, non-compliance with the strict dosage regimen of various combinations of reverse transcriptase and protease inhibitors, or cocktail therapies, may also reduce their effectiveness and can accelerate emergence of resistance. A number of individuals who begin cocktail therapies will discontinue treatment due to resistance, toxicity, lack of compliance or because the cocktail therapy was not effective in reducing the viral load. Not all HIV-infected individuals in the United States use cocktail therapies. Due to the limitations of chronic use of antiviral drug therapies, new guidelines issued by the NIH (2/4/02) suggest starting these therapies later in the disease (for individuals with greater than 350 CD4+ T-cells/mm3, initiating drug therapy when the level of virus has reached 55,000 copies/ml). Thus, a need exists for therapies that would be useful early in the disease as well as those that complement existing antiviral drug therapies.

Remune® , unlike antiviral drugs, can induce an HIV-specific response, which is now thought by numerous researchers to be important in controlling HIV replication. Remune® has been administered to over 2,000 patients in over 25 separate clinical trials, has an excellent safety profile, is well tolerated and is easy to administer via intramuscular injection in the deltoid muscle.

Data from clinical trials of Remune® suggest that it may:

•	Induce a HIV-specific T-cell response;

•	Induce cytokines and chemokines, substances that interfere with the virus attaching to and infecting normal cells;

•	Work with antiretroviral drugs as a complementary treatment for HIV infection; and

•	Work in drug-naïve patients to delay the need for initiation of HAART.

The fact that Remune® may reconstitute HIV-specific immunity might provide a niche for Remune® to be utilized in combination with drug therapies to provide long-term management of the disease. One goal of the combination Remune® /drug approach is to prolong the impact of antiviral drug therapies on viral load by increasing the immune response to HIV-infected cells. If successful, a delay in drug resistance and a prolonged duration of low levels of virus in the blood coupled with an increase in the immune response to HIV could translate into clinical benefit. In addition, the induction of strong HIV-specific immune responses in drug-naïve patients suggests that Remune® may be useful in delaying disease progression and thereby delaying the need for initiation of antiretroviral therapy.

Commercialization Strategy

We currently are evaluating the processes necessary in order to receive regulatory approval for the commercialization of Remune ® in North America, Europe and Thailand. We intend to meet with the European regulatory authorities and the FDA to discuss the application process and to determine what additional trials will be required in connection with the filing of an application for approval of Remune ® . We are working with consultants and scientific advisors to evaluate the data collected from our previous clinical studies and determine the potential structure of additional protocols necessary for regulatory approval.

We also may seek a strategic partner to commercialize Remune ® in Europe, Japan or certain other countries. However, there can be no assurances that we will be successful in our efforts to find such a partner or that any such arrangement will be on terms and conditions beneficial to us or as to the nature, duration or risks of termination associated with any such arrangement. If Remune ® is approved by the FDA for commercialization, patients may need to seek third party reimbursement for the costs of related treatments from government health administration authorities, private health coverage insurers, managed care organizations and other organizations.

Pursuant to a license and collaboration agreement, as amended, and a stock purchase agreement, Trinity has conducted clinical trials of Remune ® in Thailand and is in the process of seeking approval for Remune ® from the Thai FDA. Under these agreements, we granted to Trinity a license to commercialize Remune ® throughout Southeast Asia if it seeks and obtains approval from the proper regulatory authorities. If Trinity decides to commercialize Remune ® , Trinity is obligated to purchase from us its commercial supply of Remune ® . Pursuant to the agreements, Trinity has the option within three years following the first commercial sale of Remune ® in Thailand to elect to manufacture Remune ® . Our ability to export Remune ® to Thailand through Trinity is subject to, among other things, approval by the Thai FDA, receipt of export permission from the U.S. FDA, completion of the scale-up and validation of our manufacturing facilities and operation of our manufacturing facilities in substantial compliance with the U.S. FDA’s GMP requirements. Currently, our manufacturing facilities cannot support the commercial scale production of Remune ® for sales in Thailand. We currently cannot estimate at what date, if at all, these certifications and qualifications will be needed or obtained.

Although certain clinical trials have been completed, approval of Remune ® by the U.S. FDA, the Thai FDA, European regulators or other regulatory agencies is required prior to commercialization of Remune ® in the respective territory. We will need to conduct additional clinical trials in order to obtain regulatory approval. Phase II studies in Italy and Spain were completed during the fourth quarter of 2004. Additional Phase III studies in North America and/or Europe will be required before approval can be obtained.

IR103

IR103 is our second generation IBT for the treatment of HIV. IR103 is composed of two agents, our proprietary HIV-1 immunogen used in Remune ® and a second-generation immunostimulatory oligonucleotide adjuvant, which was licensed from a third party. Preliminary results from animal studies show that IR103 has enhanced immune responses as a therapeutic vaccine and, with a modified formulation, potential as a preventive vaccine. We started a Phase I/II clinical trial with IR103 as a therapeutic vaccine in Canada and the United Kingdom during the third quarter of 2004. During 2005 we intend to expand the Phase II trial significantly, which will include antiretroviral-naïve patients in Canada and the United Kingdom, as well as antiretroviral-naïve patients who were part of the Remune ® Italian study. We believe that IR103 potentially has application to a much broader patient population than Remune ® .

Multiple Sclerosis

Overview

Multiple sclerosis (MS) is an autoimmune disease in which the immune system, the body’s principal defense against foreign substances such as bacteria, mistakenly attacks normal tissues of the central nervous system. It afflicts approximately 400,000 people in the United States and more than 2.5 million worldwide. Specifically, the disease in its early stages of relapsing-remitting disease (RR-MS) is characterized by patients experiencing sudden onset of exacerbations (relapses) that remit within a few weeks only to occur at unpredicted times in the future. This phase of the disease often lasts for many years, after which the disease evolves into the progressive forms of MS, with fewer relapses but overt signs of disability resulting from irreversible damage to the fatty tissue called myelin that surrounds and protects nerve fibers. The ensuing destruction of these neuronal cells creates scarring (sclerosis) and interferes with the normal transmission of nerve impulses. This, in turn, leads to a variety of highly individual and unpredictable neurological symptoms, ranging from movement and balance problems to vision impairment. It is believed that a subset of the specific class of white blood cells, CD4+ T-cells, that normally plays an important role in the immune system, becomes autoreactive inflammatory T-cells causing inflammation within the central nervous system (CNS) that is principally responsible for the relapses and initiation of the neurodegeneration and progression of the disease.

Current Treatment Options

There are currently several approved therapeutic classes for the treatment of MS; interferons (Avonex, Rebif, Betaseron and Betaferon), glatiramer acetate (Copaxone) and a recently approved monoclonal antibody (Tysabri, which has subsequently been taken off the market) that recognize against a specific receptor involved with transport of cells across the blood brain barrier. These treatments have been shown to reduce annual relapse rates and MRI activity (used to measure the size and number of new brain lesions) in about 50% of patients treated. If patients showing responses continue to be treated over a long period of time, these products can delay conversion of the disease into the progressive forms of MS, characterized by the irreversible neurodegeneration leading to clinical disabilities. These treatments for RRMS patients are effective in only about 50% of patients treated, and also are associated with significant toxicity, often causing patients to delay therapy for significant lengths of time. There presently are no products showing effectiveness for the progressive forms of MS.

NeuroVaxTM

NeuroVax™ is a novel, proprietary immune-based therapy (IBT) designed to induce the body’s own defense system to combat the pathological T-cells known to be the primary cause of MS. Short T-cell receptor (TCR) peptides with amino acid sequences mimicking sequences on the surface of the pathogenic T-cells within the CNS have been shown in animals to induce immune responses that can cure MS-like disease, and the mechanism of action has been shown to be induction of regulatory T-cells capable of down regulating the pathogenic T-cells causing the disease. NeuroVax™, containing an adjuvant and a combination of 3 TCR peptides selected to represent the pathogenic T-cells in about 90% of MS patients, has in clinical trials (see below) been shown to stimulate disease-specific immune cells in essentially all treated patients, a significant percentage of which are regulatory T-cells capable of suppressing autoreactive CD4+ T-cells in the majority of patients. NeuroVax™ was designed with the goal of increasing the likelihood of producing disease-specific immune responses capable of controlling the activity of these pathogenic T-cells in analogy to their control in healthy individuals. Due to its unique mechanism of action, we believe that our TCR peptide vaccine, NeuroVax™, will be a valuable addition to the current therapies for MS, both as a stand alone product and in combination with existing therapies.

Clinical Trials

Based on results from earlier Phase I clinical trials with single peptides in two different formulations, a 60 patient, Phase I/II clinical trial with the three selected peptides was initiated in November 2000 to evaluate which of the two potential formulations was best for NeuroVax TM in terms of inducing disease-specific immunity. Participants in the Phase I/II clinical trial received monthly injections of either NeuroVax™ or controls over 24 weeks. The placebo controlled blinded trial was designed to monitor safety and to compare immunological responses elicited by the two formulations. The trial thus had an immunological endpoint and a study period sufficient to monitor these responses. Although the trial was too short to expect to see clinical benefits, a subset of patients was also tracked by MRI analyses; and all patients were monitored for changes in their EDSS scores. An interim analysis conducted in February 2002 of data from the first 20 patients enrolled confirmed that the primary immunological endpoint had been met. Patients receiving NeuroVax TM demonstrated a highly, statistically significant response compared to the group receiving the same peptides in saline or to the group receiving IFA alone. The primary immunological endpoint was the percentage of patients responding immunologically to the individual peptides as determined using a limiting dilution assay. A total of 37 patients were subsequently evaluated. The results were favorable indicating that 15 out of the 16 IFA peptide treated patients responded immunologically compared to 1 out of the 15 saline peptide treated patients and 0 out of 6 for the IFA alone treated patients (p < 0.009). In addition, MRI analyses showed a positive trend suggestive of clinical benefit in that immune responsive patients had fewer new lesions compared to patients who showed no immune responses.

Based on these immunological findings, a 40-patient open label Phase II study was initiated in 2003 to allow patients previously enrolled in the blinded trial above to receive NeuroVax TM . These studies are being performed by Dr. Dennis Bourdette and Dr. Arthur Vandenbark at Oregon Health and Science University (OHSU) in conjunction with the Immune Tolerance Network. The study is fully enrolled and will be completed by the end of 2005. In addition, we now have FDA approval to initiate a second 40-patient trial that will enroll new RRMS patients and patients previously treated with NeuroVax TM . The endpoints of these trials are again immunological in nature, and are designed to yield more direct data on regulatory T-cells as well as to evaluate different timings for NeuroVax TM administration. Observations that single TCR peptide vaccines demonstrated clinical benefit in some few patients mounting immune responses while those patients with no immune response often deteriorated, combined with the above blinded trial findings that the three TCR peptides in IFA (NeuroVax TM ) induced strong immune responses in essentially all treated patients, led a panel of 16 world MS experts in 2004 to unanimously agree that a clinical endpoint trial for NeuroVax TM was justified and indeed necessary. As a result, we are finalizing the protocol for a 300 RRMS patient, blinded controlled multi-center clinical endpoint trial targeted to begin later in 2005 pending completion of regulatory procedures and the availability of resources. This one-year study will have clinical endpoints based both on MRI measurements and clinical relapses in addition to several secondary immunological endpoints.

Manufacturing

Our manufacturing facility in King of Prussia, Pennsylvania is dedicated to the manufacture of Remune ® for clinical trials and, if the product is approved, initial commercial production. In February 1996, we received clearance from the FDA to release the product for use in clinical trials. We rely on a third party for the final inactivation step of the manufacturing process. During 2003, we commenced limited scale-up and validation of our King of Prussia manufacturing facility after a period of inactivity. In January 2004, we completed production of additional doses of Remune ® for use in our ongoing clinical trials.

Our King of Prussia manufacturing facility will also be used to produce IR103 for use in clinical trials.

We currently cannot estimate at what date, if at all, we will complete the commercial scale-up and validation of our manufacturing facility in substantial compliance with the U.S. FDA’s GMP requirements. Currently, our manufacturing facility cannot support the commercial scale production of Remune ® or IR103.

NeuroVax TM is currently produced by two third-party manufacturers, both of which are located in southern California. We have the manufacturing expertise to produce this product internally if/when it makes business sense to do so.

Patents

Remune ® - HIV Therapy. In 1993, we received a United States patent relating to Remune ® . In 1998 and 1999, additional patents were issued relating to certain products and methods. We have also received similar patents in Australia, certain European countries, Japan, Russia and the Republic of South Africa. We have additional patent applications relating to Remune ® and to IR103 on file in the United States, as well as in other countries. Our patent applications cover, in part, certain compositions, products and /or methods of their use for the immunotherapeutic treatment of HIV-infected patients and/or preventive treatment of uninfected individuals. Our issued patents relating to HIV therapy have expiration dates that range from 2010 to 2017. There can be no assurance that any additional HIV-related patents will be issued to us. Further, there can be no assurance that our currently issued patents, or any patent that may be issued to us in the future, will survive opposition or litigation or provide meaningful proprietary protection.

NeuroVax TM — Multiple Sclerosis. In 1994, the European Patent Office granted us a patent covering processes for vaccinating against diseases resulting from pathogenic responses by specific T-cell populations. In 1997, we were issued a patent covering this TCR peptide vaccine technology in the United States. In 1998 and 1999, we were issued two additional United States patents directed to this technology. These patents include composition and/or method claims for the prevention or treatment of certain autoimmune diseases. In 1999, we obtained exclusive rights to the T-cell receptor peptide intellectual property of Connetics Corporation and XOMA, (US) LLC, which included several issued patents in the U.S. and major markets outside the U.S., creating a broader intellectual property platform for this line of products. We also have patents and patent applications relating to our autoimmune technology on file in the United States and other countries, including members of the European Patent Convention and Japan. These patent applications cover certain compositions and methods relating to the use of T-cell receptor peptide sequences to vaccinate against autoreactive T-cells involved in autoimmune disease. Our issued patents related to autoimmune diseases have expiration dates that range from 2010 to 2019. There can be no assurance that any further autoimmune disease patents will be issued to us or that any issued patents, or any patent that may be issued in the future, will survive opposition or litigation or provide us with any meaningful proprietary protection.

Competition

If successfully developed and approved, Remune ® , IR103 and NeuroVax TM will compete with numerous existing therapies. There are several drugs currently approved by the FDA for the treatment of HIV and MS. In addition, a number of companies are pursuing the development of novel pharmaceutical products that target HIV and MS, and some companies, including several multinational pharmaceutical companies, are simultaneously marketing several different drugs and may therefore be able to market their own combination drug therapies. We believe that a significant number of drugs currently under development will become available in the future for the treatment of HIV and MS. Although we believe that there is a significant future market for therapeutics to treat HIV and MS infection and other viral diseases, we anticipate that, even if we were to successfully develop Remune ® , IR103 or NeuroVax TM and Remune ® , IR103 or NeuroVax TM were approved for commercial marketing, it would face intense and increasing competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products for the treatment of HIV and MS developed by competitors, principally including GlaxoSmithKline Plc, Merck & Co., Inc., Gilead (HIV), BIOGEN/Idec, Teva, Serono, Elan and Novartis (MS) will not be more effective, and/or more effectively marketed and sold, than Remune ® , IR103 or NeuroVax TM , should it be successfully developed and receive regulatory approval, or any other therapeutic for HIV or MS that may be developed by us. Competitive products or the development by others of a cure or new treatment methods may render our technologies, products and compounds obsolete, uncompetitive or uneconomical before we can recover our development or commercialization expenses incurred with respect to any such technologies or products or compounds. Many of our competitors have significantly greater financial, technical, human, and other resources than us and may be better equipped to develop, manufacture, sell, market and distribute products. In addition, many of these companies have superior experience and credibility in preclinical testing and clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products.

Government Regulation

Clinical testing, manufacture, promotion and sale of our drug products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA and corresponding state and foreign regulatory agencies. We believe that Remune ® , IR103 and NeuroVax TM will be regulated by the FDA as biological drug products under current regulations of the FDA. Biological products must be shown to be safe, pure and potent (i.e., effective) and are subject to the same regulatory requirements as pharmaceutical drug products under the Federal Food, Drug and Cosmetic Act. Non-compliance with applicable requirements can result in, among other things, fines, injunctions, seizure of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant premarket approval, withdrawal of marketing approvals and criminal prosecution.

We also are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act and the Toxic Substances Control Act. Furthermore, existing or additional government regulations may be applied that could prevent or delay regulatory approval of our products, or affect the pricing or distribution of such products.

We are also subject to foreign regulatory requirements governing human clinical trials and pharmaceutical sales that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained before marketing the product in those countries. The approval process may be more or less rigorous from country to country, and the time required may be longer or shorter than that required in the United States.

Employees

As of July 7, 2005, we had 43 full-time employees. Of these employees, 36 are engaged in, or directly support, research and development. None of our employees are covered by a collective bargaining agreement.

Facilities

We lease a 31,200 square foot office facility located in Carlsbad, California. Under the terms of the lease, which expires on March 31, 2008, monthly rent on the facility is approximately $22,152. The lessor holds a Letter of Credit for $600,000 as an additional security deposit. As part of our restructuring program, we occupy 13,046 square feet of this facility as our headquarters and we have subleased the remaining 18,154 square feet beginning March 15, 2003 through to the end of the lease, a term of 60.5 months. The monthly sublet rent is $11,474 per month with the same annual percentage rent increases as the master lease.

We also lease a 52,500 square foot manufacturing facility located in King of Prussia, Pennsylvania. Under the terms of the lease, which expires on October 31, 2011, we have two five-year options to extend. Current monthly rent on the facility is $44,474.

We also lease a 50,600 square foot facility located adjacent to our manufacturing facility in King of Prussia, Pennsylvania which is currently not being used. Under the terms of the lease, which expires on October 31, 2011, and has two five-year options to extend, current monthly rent on the facility is approximately $29,207. As part of our restructuring program we are trying to sublease this property. However, current market conditions are not favorable and there can be no assurance that we will be able to locate a subtenant.

Legal Proceedings

Since July 2001, several complaints have been filed in the United States District Court for the Southern District of California seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of our common stock at various times between May 17, 1999 and July 6, 2001. The complaints have been consolidated into a single action under the name In re Immune Response Securities Litigation by order of the Court, and a consolidated, amended complaint was filed in July 2003. The consolidated, amended complaint names us and certain of our former officers as defendants, as well as Agouron Pharmaceuticals, Inc. and one of its officers. The consolidated, amended complaint alleges that we, Agouron and/or such officers violated federal securities laws by misrepresenting and failing to disclose certain information about the results of clinical trials of Remune ® . On October 31, 2003 the defendants filed motions to dismiss the consolidated, amended complaint. The court denied these motions on June 7, 2005, and we are currently seeking an interlocutory appeal.

On July 5, 2005, a shareholder derivative complaint was filed in the Superior Court of the State of California in the County of San Diego against certain of our current and former officers and directors, seeking an unspecified amount of damages. We are also named as a nominal defendant in the complaint, which alleges, among other things, that such officers and directors breached their fiduciary duties by causing the misrepresentation of our financial results and failing to correct our publicly reported financial results and guidance, and engaged in certain improper acts including abuse of control, gross mismanagement and waste of corporate assets from May 1999 to the present. We and the other defendants are currently in the process of preparing a response to this complaint.

Although we intend to vigorously defend the actions, we cannot now predict or determine the outcome or resolution of these proceedings, or to estimate the amounts of, or potential range of, loss with respect to these proceedings. In addition, the timing of the final resolution of these proceedings is uncertain. The range of possible resolutions of these proceedings could include judgments against us or our former officers or settlements that could require substantial payments by us, which could have a material adverse impact on our consolidated financial position, results of operations and cash flows. These proceedings also might require substantial attention of our management team and therefore, regardless of whether we win or lose the litigation, divert their time and attention from our business and operations.

Management

Executive Officers, Significant Employees and Directors

Set forth below are the name, age and position and a brief account of the business experience of each of our executive officers and directors as of July 7, 2005.

Name	Age	Position(s)
John N. Bonfiglio, Ph.D.	50	Chief Executive Officer and Director
Michael K.Green	49	Vice President, Finance and Chief Financial Officer
Georgia Theofan, Ph.D.	49	Vice President, Clinical Development
Robert E. Knowling, Jr.	49	Director and Chairman of the Board
James B. Glavin	70	Director
Martyn Greenacre	63	Director
David P. Hochman	30	Director
Kevin B. Kimberlin	52	Director
Kevin L. Reilly	62	Director
Alan S. Rosenthal, M.D.	65	Director

John N. Bonfiglio, Ph.D. Dr. Bonfiglio has served as our Chief Executive Officer since January 2003. Dr. Bonfiglio previously served as Chief Operating Officer and Executive Vice President at Cypress Bioscience, Inc. from 2001 until November 2002, as Chief Executive Officer and President of Peregrine Pharmaceuticals, Inc. from 1999 until 2001 and as Vice President of Technology and Business Development from 1997 until 1999. Prior to that he was Director of Business Development and Strategic Planning of Immunotherapy for Baxter Healthcare Corporation from 1994 until 1997. Dr. Bonfiglio received his Ph.D. from University of California, San Diego and his M.B.A. from Pepperdine University.

Michael K. Green. Mr. Green joined the Company as Vice President, Finance and Chief Financial Officer in October 2003, bringing over 25 years of extensive finance, business and accounting experience in various technology industries in both the United States and Australia. Most recently, Mr. Green served as Senior Vice President and Chief Financial Officer of Synbiotics Corporation, a publicly traded animal health company, from May 1991 to September 2002 and as Chief Financial Officer of Immunopharmaceutics Inc., a human pharmaceutical company, from May 1991 to October 1993, where he was responsible for all finance, accounting, administrative, human resource and MIS matters. Before that Mr. Green spent 13 years with Price Waterhouse in various offices in the United States and Australia where he is a C.P.A and a Chartered Accountant. Mr. Green holds a Bachelor of Business Studies degree from the New South Wales Institute of Technology in Sydney, Australia.

Georgia Theofan, Ph.D. Dr. Theofan was appointed to the position of Vice President, Clinical Development in January 2003. Dr. Theofan has been with the Company since November 1995, and has more than 17 years experience in the biotechnology industry. Since joining the Company, Dr. Theofan has been responsible for managing the operations of clinical trials in HIV, as well as cancer and autoimmune disease. Dr. Theofan received a Ph.D. in Biology from the University of Notre Dame, and a Bachelor’s Degree in Biology from New York University. She also served as a post doctoral fellow at the University of Rochester in New York, and the University of California at both the Riverside and San Diego campuses.

Robert E. Knowling, Jr. Mr. Knowling joined the Board as Chairman in February 2005. Mr. Knowling served as vice president of Network Operations and reported directly to the chairman of Ameritech Corporation from 1994 to 1996. He joined US WEST in March 1996 as vice president of Network Operations and in 1997 became EVP of Operations & Technology. He joined Covad Communications, a provider of Digital Subscriber Line (DSL) services to homes and small business customers, in July 1998 as chairman, president and chief executive officer. He joined the New York City Department of Education in January 2003 as Chief Executive Officer of their Leadership Academy. In April 2005, Mr. Knowling took over the position of chief executive officer at Vercuity Solutions, Inc., the largest, most experienced supplier of Telecom Expense Management services. He serves on the board of directors for Hewlett-Packard Company; Ariba, Inc. and Heidrick & Struggles International, Inc. He is also a member of the advisory boards for Ontologent, Inc.; Northwestern University’s Kellogg Graduate School of Management; and the University of Michigan Graduate School of Business. Mr. Knowling earned a Bachelor of Arts degree from Wabash College and a Master of Business Administration degree from Northwestern University’s Kellogg Graduate School of Business.

James B. Glavin. Mr. Glavin has been a Director, and former Chairman, of the Company’s Board of Directors since May 1993; he retired on June 14, 2005 but returned as a Director at our request on July 6, 2005. Mr. Glavin served as Chief Executive Officer of The Immune Response Corporation from April 1987 to September 1994, as President from October 1987 until September 1994, and as Treasurer from April 1987 until May 1991. Mr. Glavin served as Chairman of the Board of Directors of Smith Laboratories, Inc., a medical products company, from September 1985 until May 1990, and as acting President and Chief Executive Officer of Smith Laboratories from September 1985 until August 1989. Mr. Glavin currently is a Director of Nektar Therapeutics (formerly Inhale Therapeutic Systems, Inc.), AVANIR Pharmaceuticals and the Meridian Fund.

Martyn Greenacre. Mr. Greenacre has served as a member of our Board of Directors since 2003 and is currently Chairman of Beijing Med-Pharm Corporation, a U.S. public company with pharmaceutical marketing and distribution activities in China. He also serves as Chairman of Life Mist Technologies Inc., a fire suppression equipment company. He was the Chief Executive Officer of two life science companies, Delsys Pharmaceutical Corporation from 1997 until 2001 and Zynaxis, Inc. from 1993 to 1997. Previously Mr. Greenacre held various senior management positions at SmithKline Beecham from 1973 through 1992, including serving as Chairman of Europe from 1989 to 1992. He currently serves as a director of Cephalon, Inc., Acusphere, Inc., Curis, Inc. and Beijing Med Pharm, Inc.

David P. Hochman. Mr. Hochman has served as a member of our Board of Directors since 2004 and is the Chief Executive Officer of Spencer Trask Edison Partners, LLC, an investment affiliate of Spencer Trask & Co., focused on leveraging human capital to accelerate the development of emerging growth healthcare and technology companies. He is also Managing Director of Spencer Trask Ventures, Inc. Previously, Mr. Hochman served as Managing Director, Venture Resources for Spencer Trask Ventures, Inc. from June 2000 until March 2004, and was responsible for directing the firm’s investment banking and financial advisory services. Prior to that, he was Vice President, Investment Banking for Spencer Trask Ventures, Inc. from December 1998 until June 2000. He currently serves as a director of Prescient Medical, Inc.

Kevin Kimberlin. Mr. Kimberlin, a co-founder of The Immune Response Corporation, has been Chairman of the Board of Spencer Trask & Co., a venture capital company, since 1991 and has served as a member of our Board of Directors since 1986. He was a co-founder of Myriad Genetics, Inc., the first human genome company, and of Ciena Corporation, a networking company. He was the General Partner of Next Level Communications, a leading broadband equipment company, from January 1998 until its initial public offering in November 1999. He is a director of Health Dialog Services Corporation and Yaddo, an artists’ community.

Kevin L. Reilly. Mr. Reilly has served as a member of our Board of Directors since 2004 and is an independent consultant. Previously he was President of Wyeth Vaccine and Nutrition division from 1999 to 2002 and President of Wyeth Nutrition International from 1996 to 1998 and held various senior management positions at Wyeth from 1984 through 1996. Previously he was Senior Vice President at Connaught Laboratories, Ltd. from 1973 to 1984.

Alan S. Rosenthal, M.D. Dr. Rosenthal has served as a member of our Board of Directors since 2000 and is an independent consultant. Previously he served as Vice President of Pharmaceutical Discovery and Scientific Affairs at Abbott Laboratories from 1993 until 1999, as Senior Vice President of Scientific Affairs at Boehringer Ingelheim Pharmaceuticals, Inc. from 1987 until 1993, as Vice President of Immunology and Inflammation Research at Merck, Sharp & Dohme from 1978 until 1986, and he was on the staff at National Institute of Allergy and Infectious Diseases, NIH, from 1966 until 1978. He serves on the Johns Hopkins University School of Medicine Corporate Advisory Council; the Visiting Board of the Biological Sciences Division, The University of Chicago; and the Cancer Center Advisory Board, Vanderbilt University School of Medicine. He received his M.D. from Vanderbilt University in 1964.

Executive Compensation

The following table sets forth the compensation for services provided to us in all capacities for the fiscal years ended December 31, 2004, 2003 and 2002, by (i) each person who served as our Chief Executive Officer during 2004,

(ii) each of our other most highly compensated executive officers as of December 31, 2004 whose total annual salary and bonus for 2004 exceeded $100,000, and (iii) one other person who no longer served as an executive officer as of December 31, 2004, but whose total salary and bonus for 2004 exceeded $100,000.

Summary Compensation Table

				Long-term
				compensation
	Annual compensation			Securities
				underlying	All other
Name and principal position(s)	Year	Salary ($)	Bonus ($)	options (#)	compensation($)
					(1)(2)(3)
John N. Bonfiglio	2004	283,590	225,000	350,000	14,367
Chief Executive Officer	2003	255,000	225,000	750,000	3,669
	2002	—	—	—	—

Michael K. Green	2004	227,596	135,000	435,000	13,719
Vice President, Finance and Chief Financial Officer	2003	43,077	6,800	—	145
	2002	—	—	—	—

Georgia Theofan	2004	177,244	55,000	—	12,550
Vice President, Clinical Development	2003	148,792	25,000	172,467	2,932
	2002	111,361	4,499	8,235	2,270

Bjorn K. Lydersen	2004	130,760	—	25,000	13,952
Former Vice President, Manufacturing	2003	190,996	—	300,000	3,896
	2002	100,241	—	75,000	2,081

(1)	For 2004, we made matching stock contributions under our 401(k) Plan for Dr. Bonfiglio, Mr. Green, Dr. Theofan and Dr. Lydersen equal to $13,000, $13,000, $12,003 and $12,998, respectively; representing 9,518, 9,518, 8,829 and 9,285 shares of common stock, respectively. We also funded a group term life insurance plan in an amount in excess of $50,000. Amounts added to compensation related to this plan for Dr. Bonfiglio, Mr. Green, Dr. Theofan and Dr. Lydersen were $1,367, $719, $547, and $954, respectively.

(2)	For 2003, we made contributions under our 401(k) Plan for Dr. Bonfiglio, Dr. Theofan and Dr. Lydersen of $2,400, $2,232 and $2,400, respectively. We also funded a group term life insurance plan in an amount in excess of $50,000. Amounts added to compensation related to this plan for Dr. Bonfiglio, Mr. Green, Dr. Theofan and Dr. Lydersen were $1,269, $145, $700 and $1,496, respectively.

(3)	For 2002, we made contributions under our 401(k) Plan for Dr. Lydersen and Dr. Theofan of $1,275 and $1,669, respectively. We also funded a group term life insurance plan in excess of $50,000. Amounts added to compensation related to this plan for Dr. Lydersen and Dr. Theofan were $806 and $601, respectively.

(4)	Dr. Bonfiglio joined us as Chief Executive Officer in January 2003.

(5)	Mr. Green joined us as Chief Financial Officer in October 2003 and received a signing bonus.

(6)	Dr. Lydersen joined us as Vice President, Manufacturing in June 2002 and retired in August 2004.

Stock Options

The following tables summarize option grants to and exercises by John N. Bonfiglio, Michael K. Green, Georgia Theofan and Bjorn K. Lydersen, and the value of the options held by such persons at the end of fiscal 2004. We do not grant stock appreciation rights.

Option Grants in Fiscal Year 2004

	Number of
	securities	Percentage of total
	underlying	options granted	Exercise or		Grant Date
	options	to employees	base price	Expiration	Present Value
Name	granted	in fiscal year(1)	($/Sh)(2)	date(3)	($)(4)

John N. Bonfiglio	25,000	1.3	1.92	01/19/14	44,658
John N. Bonfiglio	75,000	4.0	1.34	12/01/14	86,985
John N. Bonfiglio	250,000	13.4	1.19	12/20/14	267,344
Michael K. Green	60,000	3.2	1.81	01/09/14	104,433
Michael K. Green	375,000	20.1	1.88	02/11/14	666,489
Georgia Theofan	—	—	—	—	—
Bjorn K. Lydersen	25,000	1.3	1.88	02/11/14	43,773

(1)	We granted options covering a total of 1,889,000 shares of our common stock to employees in 2004.

(2)	The exercise price on each date of grant was equal to the fair market value of our common stock on the date of grant.

(3)	The options have a term of ten years, subject to earlier termination in certain events related to termination of employment.

(4)	The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004: risk free interest rate of 3.405%, expected option life of five years, expected volatility of 1.39 and a dividend rate of zero. Option valuation using a Black-Scholes based option-pricing model generates a theoretical value based upon certain factors and assumptions. Therefore, the value, which is calculated, is not intended to predict future prices of our common stock. The actual value of a stock option, if any, is dependent on the future price of the stock, overall stock market conditions and continued service with us. There can be no assurance that the values reflected in this table or any other value will be achieved.

Option Exercises in Fiscal Year 2004 and Option Values
at End of Fiscal Year 2004

			Number of securities		Value of unexercised
		Value	underlying unexercised options		in-the-money options
	Shares acquired	realized	at end of fiscal, 2004 (#)		at end of fiscal 2004 ($)(1)
Name	on exercise	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

John N. Bonfiglio	—	—	677,555	422,445	257,048	175,702
Michael K. Green	—	—	337,565	97,435	—	—
Georgia Theofan	—	—	166,402	6,065	81,537	2,972
Bjorn K. Lydersen	—	—	263,508	11,492	116,869	5,631

(1)	Calculated on the basis of the fair market value of our common stock at December 31, 2004, the fiscal year end ($1.61 per share), minus the exercise price.

10-Year Option Repricings

						Length of
		Number of	Market Price			Original
		Securities	of Stock at	Exercise Price		Option Term
		Underlying	Time of	at Time of		Remaining at
	Date of	Options	Repricing	Repricing	New Exercise	Date of
Name	Repricing	Repriced	($/Sh)	($/Sh)	Price ($/Sh)	Repricing

Bjorn K. Lydersen	4/14/03	75,000	1.12	2.36	1.12	110 months

Georgia Theofan	4/14/03	95	1.12	29.52	1.12	46 months
	4/14/03	2,887	1.12	5.92	1.12	96 months
	4/14/03	6,250	1.12	2.28	1.12	113 months
	4/14/03	1,985	1.12	3.68	1.12	105 months
	4/14/03	1,500	1.12	23.32	1.12	97 months
	4/14/03	962	1.12	14.00	1.12	80 months
	4/14/03	962	1.12	10.50	1.12	93 months
	4/14/03	1,250	1.12	20.50	1.12	76 months
	4/14/03	875	1.12	20.50	1.12	74 months
	4/14/03	875	1.12	43.75	1.12	69 months
	4/14/03	437	1.12	41.00	1.12	63 months
	4/14/03	875	1.12	38.52	1.12	58 months
	4/14/03	54	1.12	31.52	1.12	39 months
	4/14/03	3,460	1.12	20.52	1.12	31 months

Equity Compensation Plan Information

The following table provides information as of December 31, 2004 regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Number of securities
remaining available
	Number of		for future issuance
	securities to be	Weighted-average	under equity
	issued upon exercise	exercise price of	compensation plans
	of outstanding	outstanding	(excluding securities
	options, warrants	options, warrants	referenced in column
Plan category	and rights	and rights	(a))
(in thousands)	(a)	(b)(1)	(c)

Equity compensation plans approved by security holders	4,803	1.73	1,526
Equity compensation plans not approved by security holders(2)	750	1.20	—
Total	5,553	1.66	1,526

(1)	All figures adjusted for reverse stock split.

(2)	This is an individual compensation arrangement by which we granted to John N. Bonfiglio a 750,000-share stock option in January 2003. Various portions of the options vest through January 2006 upon continuation of service and/or achievement of specified milestones.

Executive Employment Agreements and Change in Control Arrangements

John Bonfiglio entered into an employment letter agreement with us as of January 6, 2003 to serve as our Chief Executive Officer through December 31, 2004. On December 20, 2004, he entered into a new employment agreement to serve as President and Chief Executive Officer for two years effective January 1, 2005 through December 31, 2006 and shall be automatically extended for successive and additional two-year periods with various provisions for termination by either party. His base salary rate for the prior two years was at least $260,000 per annum, and he was eligible for an annual bonus of up to 150% of base salary. He also received an initial grant of 750,000 stock options, subject to various vesting provisions, granted outside our stockholder-approved option plans. The new agreement provides for an annual salary of at least $300,000. Under the new agreement, he received a 250,000-share stock option with an exercise price of $1.19 per share with various vesting provisions. If there is a change in control, vesting of all the options accelerates. If the agreement expires, he is terminated without cause or he resigns for good reason, he will (provided that he gives us a release) receive up to twelve months of salary and his vested options will remain exercisable for three years.

Michael Green entered into an employment letter agreement with us effective as of October 10, 2003, amended by a letter agreement effective January 1, 2004, to serve as our Chief Financial Officer and Vice President, Finance. His base salary rate shall be at least $225,000 per annum, and he is eligible for an annual bonus of up to 60% of base salary. He received an initial grant of 60,000 stock options, vesting over eight months. He also received an additional grant of 375,000 stock options, subject to various vesting provisions. If he is terminated without cause or he resigns for good reason, he will receive up to eight months of salary and his vested options will remain exercisable for six months.

In addition, our executive officers may receive stock options, not required under any employment agreement, under our 2003 Stock Plan. Like all holders of stock options under this Plan, they can receive advantageous treatment of the stock options if we are acquired or experience a change in control.

Our 2003 Stock Plan (the “Plan”) provides that in the event of a merger or reorganization, we shall either continue outstanding options granted under the Plan, or shall provide for the exchange of such options for a cash payment equal to the difference between the amount paid for one share under the terms of the merger or reorganization and the exercise price for each option, or shall accelerate the exercisability of each option followed by the cancellation of options not exercised, in all cases without the optionee’s consent. Outstanding employee stock option agreements entered into pursuant to the Plan provide for the automatic vesting of employee stock options in the event of a change in control. Our Plan provides that a change of control will not be deemed to have occurred if a person is or becomes the beneficial holder of 50% of our outstanding securities through the purchase and subsequent conversion, exercise or exchange of convertible notes and warrants issued pursuant to the Note Purchase Agreement, dated as of November 11, 2001, as amended, between us and KKP, Oshkim and the Kimberlin Family Trust and any affiliates or related parties thereof. Future employee stock option agreements and common stock purchase agreements entered into pursuant to the Plan will contain similar provisions unless otherwise determined by the Compensation and Stock Option Committee.

Board Committees

The Board of Directors has appointed a Compensation and Stock Option Committee, an Audit Committee and a Nominating and Governance Committee.

The members of the Compensation and Stock Option Committee are Kevin L. Reilly (Chairman), Robert E. Knowling, Jr. and Alan S. Rosenthal. The Compensation and Stock Option Committee held two meetings during 2004. The Compensation and Stock Option Committee’s functions are to assist in the administration of, and grant options under, our 2003 Stock Plan and to assist in the implementation of, and provide recommendations with respect to, our general and specific compensation policies and practices, including specifically all compensation of our executive officers.

The members of the Audit Committee are James B. Glavin (Chairman), Robert E. Knowling, Jr., Martyn Greenacre and Kevin L. Reilly. The Audit Committee held six meetings during 2004. The Audit Committee monitors the independence and performance of the Company’s independent auditors and has the sole authority to appoint and replace the independent auditors. The Audit Committee’s other functions are to monitor the quality and integrity of our financial statements, compliance with legal and regulatory requirements, controls relating to financial risk exposure, dissemination of accurate information and direction of our corporate compliance efforts, guidelines and policies. The Board of Directors has determined that Mr. Glavin is an audit committee financial expert as defined in the relevant securities law. This determination is based on a qualitative assessment of Mr. Glavin’s level of knowledge and experience based on a number of factors, including his formal education and experience.

The members of the Nominating and Governance Committee are Martyn Greenacre (Chairman), Kevin Reilly and Alan S. Rosenthal. The Nominating and Governance Committee held three meetings during 2004. The Nominating and Governance Committee’s functions are to establish Board membership criteria, assist the Board by identifying individuals qualified to become Board members, recommend to the Board proposed director nominees, address and control matters of corporate governance and facilitate the regular review of the performance of the Board and its committees.

Compensation Committee Interlocks and Insider Participation

For our fiscal year ended December 31, 2004, Mr. Glavin, Mr. Reilly and Dr. Rosenthal served as the members of our Compensation and Stock Option Committee. Mr. Glavin was our Chairman and at various times has been our Chief Executive Officer, President and Treasurer.

None of our executive officers served during 2004 as a director or compensation committee member of any other company, where the other company had one of its executive officers on our Board of Directors or Compensation and Stock Option Committee.

Compensation of Directors

In 2004, the Board adopted a new compensation policy under which on each July 1 each outside director will receive 100,000 stock options, which will vest daily over one year. Under this policy, during July 2004, non-employee directors, as a group, were granted options from the 2003 Stock Plan to purchase a total of 600,000 shares of our common stock at an exercise price of $1.24 per share in lieu of monetary compensation for the year ending June 30, 2005. The options vest daily over one year.

Under this policy, our directors do not receive cash compensation for their Board service.

Also, in March 2004, Mr. Reilly was granted an option to purchase 71,000 shares of our common stock at an exercise price of $1.74, upon his appointment to the Board of Directors. Our general policy is that new outside directors receive 50,000 stock options vested immediately and a prorated portion of another 50,000 stock options, vesting through the upcoming June 30.

In December 2003, the Board of Directors approved a Chairman fee of $3,500 per month beginning January 1, 2004. In 2004, Mr. Glavin earned $42,000 under this policy.

In February 2005, the Board of Directors elected Robert E. Knowling, Jr. as a director and Chairman of the Board. He received a stock option grant to purchase 750,000 shares of common stock at an exercise price of $1.21, of which 200,000 options vested immediately and the remaining 550,000 options were to vest daily over three years, subject to continuing service as Chairman. This 750,000-share stock option was granted outside our stockholder-approved option plans. In June 2005, we and Mr. Knowling terminated the option by mutual agreement.

In April 2003, the non-employee directors’ outstanding stock option grants were repriced to an exercise price of $1.12 per share, as part of a company-wide repricing in which all employees (other than Dr. Bonfiglio) also participated. A total of 112,596 options held by our now-current directors, with a weighted average exercise price of $17.91, were repriced.

Compensation Committee Report

The following is a report by our Compensation and Stock Option Committee for the fiscal year ended December 31, 2004:

“Overview and Philosophy

The Compensation and Stock Option Committee of the Board of Directors (the “Compensation Committee”) has concluded that it is not appropriate to base a significant percentage of the compensation payable to the executive officers upon traditional financial targets, such as profit levels and return on equity. This is primarily because our products are either in development or clinical testing phases, and we have not yet realized any significant revenues or product sales. The policy of the Compensation Committee is to base its decisions upon the following three principal compensation elements:

•	Base salary levels which are commensurate with those of comparable positions at other biotechnology companies given the level of seniority and skills possessed by the executive officer and which reflect the individual’s performance with us over time.

•	Annual bonuses tied to the achievement of corporate and individual performance objectives.

•	Long-term stock-based incentive awards intended to strengthen the mutuality of interests between the executive officers and our stockholders.

Base Salary

We establish base salary levels for executive employees by reviewing the aggregate of base salary and annual bonus for executives in equivalent positions with our competitors in the biotechnology industry at a stage of product development comparable to us and at other companies which compete with us for executive talent. Extensive salary survey data is available on the industry (for example, the annual “Biotechnology Compensation and Benefits Survey” conducted by Radford Associates and other surveys depicting regional compensation information) and is utilized by us in establishing annual base salaries. Generally, we set our competitive salary for an executive officer position at the median level compared to those companies surveyed. The base salary of the CEO and all other executive officers is reviewed annually, although our employment agreements with Dr. Bonfiglio and Mr. Green set minimums for their base salary rates.

Annual Incentive Compensation

Annual cash bonus targets as a percentage of salary for Dr. Bonfiglio and Mr. Green are set forth in their respective employment agreements. Annual cash bonus targets for all other employees are discretionary. Bonus payments, if any, to executive officers are based on two principal factors: corporate performance as compared to our annual goals and objectives and individual performance relative to corporate performance and individual goals and objectives. For 2004, we paid cash bonuses to Dr. Bonfiglio, Mr. Green and Dr. Theofan for successful completion of predefined goals and objectives relative to corporate and individual goals. Due to Mr. Lydersen’s retirement in August 2004, he was not considered for any 2004 cash bonus.

The achievement of corporate goals by executive officers is evaluated by the CEO, and his evaluations submitted to the Compensation Committee for consideration in its decision. Bonus payments for the CEO are evaluated and decided by the Compensation Committee after its review of the CEO’s achievement of goals.

Stock Option Program

To conserve our cash resources and to align the interests of the executive officers with the stockholders, we place special emphasis on equity-based incentives to attract, retain and motivate executive officers as well as all other employees. Under our stock option plans, options are granted at the fair market value on the date of grant, and are generally subject to time vesting.

On April 14, 2003, we repriced the 788,555 outstanding stock options held by all of our then-current employees and directors (except Dr. Bonfiglio) and certain consultants to an exercise price of $1.12, the fair market value on that day. The provisions of the repricing included an acceleration for options that were vested less than 50% to become immediately 50% vested with the remainder to vest over the next two years. All other provisions of the repriced stock options remained the same. We repriced the options because they were so far underwater (the weighted average exercise price of the options before the repricing was $11.66) that we felt they did not provide a meaningful incentive to the option holders, and in fact were more apt to have a demoralizing effect. Although to reprice options has an undesirable potential effect on reported earnings under current accounting principles, we believe it was more important to restore the incentivization effect of our options program. Also, we believed that the effect of noncash compensation expense on our reported net income or loss was unlikely to have a significant impact on our market value, in view of our stage of development.

Discussion of 2004 Compensation for the Chief Executive Officer

Under Dr. John N. Bonfiglio’s two-year employment agreement covering 2003 and 2004, we agreed to pay him a base salary of no less than $260,000 per annum. On December 20, 2004, he entered into a new employment agreement for two years effective January 1, 2005 through December 31, 2006. The new agreement provides for an annual salary of at least $300,000. The new agreement called for the grant of an additional 250,000 stock options.

The Compensation Committee granted him these options on December 20, 2004 with an exercise price of $1.19 per share with various time vesting provisions.

Dr. Bonfiglio earned a 2004 cash bonus of $225,000, reflecting the achievement of his annual bonus targets as set forth in his employment agreement based upon predefined goals and objectives relative to our clinical development plan. In addition, he was granted 75,000 stock options on December 1, 2004 in lieu of additional cash bonus. In January 2004, he was awarded a grant of 25,000 stock options as part of his annual bonus for 2003.

Dr. Bonfiglio’s 2004 annual base compensation of $260,000 was consistent with industry standards calculated to be commensurate with the average salaries paid by other pre-revenue companies in the biotechnology industry that are within the survey information available.

We recognize that our operations resulted in a net loss and expect that losses will continue until one or more of the disease treatments under development are commercialized.

Miscellaneous

Section 162(m) of the Internal Revenue Code disallows the deductibility by us of any compensation over $1.0 million per year paid to each of the chief executive officer and the four other most highly compensated executive officers, unless certain criteria are satisfied. We do not expect that anyone will soon exceed this threshold.

James B. Glavin
Kevin L. Reilly
Alan S. Rosenthal”

Stock Price Performance Graph

The following graph illustrates a comparison of the cumulative total stockholder return (change in stock price plus reinvested dividends) of our common stock with the Center for Research in Securities Prices (“CRSP”) Total Return Index for The Nasdaq National Market (U.S. and Foreign) (the “Nasdaq Composite Index”) and the CRSP Total Return Index for Nasdaq Pharmaceutical Stocks (the “Nasdaq Pharmaceutical Index”) (1) over a five-year period. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.

	12/31/99	12/29/00	12/31/01	12/31/02	12/31/03	12/31/04
The Immune Response Corporation	$100.00	$60.43	$30.85	$5.59	$8.69	$9.27
Nasdaq Composite Index	100.00	60.38	47.62	32.77	49.42	53.78
Nasdaq Pharmaceutical Index(1)	100.00	124.73	106.31	68.69	100.69	107.25

     Assumes a $100.00 investment on December 31, 1999, in each of the Common Stock, the securities comprising the Nasdaq Composite Index, and the securities comprising the Nasdaq Pharmaceutical Index.

(1)	The Nasdaq Pharmaceutical Index includes all companies on Nasdaq within SIC Code 283.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of July 7, 2005, as to shares of our common stock and Series A Convertible Preferred Stock beneficially owned by: (i) each person who is known by us to own beneficially more than 5% of our common stock or Series A Convertible Preferred Stock, (ii) each of our directors, (iii) each executive officer named in the Summary Compensation Table set forth herein and (iv) all of our current directors and executive officers as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. Unless otherwise indicated, the business address of each individual is c/o 5931 Darwin Court, Carlsbad, California 92008.

			Series A Convertible
	Common Stock		Preferred Stock
	Shares	Percentage	Shares	Percentage
	Beneficially	Beneficially	Beneficially	Beneficially
Name and address of beneficial owner	Owned (1)	Owned (2)	Owned (1)	Owned (2)

Kevin B. Kimberlin (3)(4)(5)	35,748,180	46.3%	688,146	100%
John N. Bonfiglio (5)	954,295	1.9%
Robert E. Knowling, Jr. (5)	—	*
James B. Glavin (5)	391,104	*
Martyn Greenacre (5)	216,712	*
Michael K. Green (5)	423,426	*
David P. Hochman (5)	545,462	1.1%
Bjorn K. Lydersen (5)	284,285	*
Kevin L. Reilly (5)	187,712	*
Alan S. Rosenthal (5)	339,330	*
Georgia Theofan (5)	196,707	*
All current directors and executive officers as a group (10 persons) (6)	39,002,928	48.6%	688,146	100%

*	Less than 1%.

(1)	To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to this table.

(2)	Percentage ownership is based on 49,846,544 shares of our Common Stock and 688,146 shares of our Series A Convertible Preferred Stock outstanding as of July 7, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, based on voting and investment power with respect to shares. Shares of our common stock subject to options, preferred stock, notes or warrants currently exercisable or convertible, or exercisable or convertible within 60 days after July 7, 2005, are deemed outstanding for computing the percentage ownership of the person holding beneficial ownership of those securities, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)	The address of the principal place of business of Cheshire Associates, LLC, an entity that is affiliated with Mr. Kimberlin, is c/o Spencer Trask Ventures, Inc. (“STVI”), 535 Madison Avenue, 18th Floor, New York, New York 10022.

(4)	Mr. Kimberlin’s spouse held 8,750 shares of our common stock; a retirement account for the benefit of Mr. Kimberlin held 4,000 shares of our common stock; Kimberlin Family Partners, L.P., a Colorado limited partnership, of which Mr. Kimberlin is the general partner, held 56,979 shares of our common stock; and Kevin Kimberlin Partners, L.P, of which the general partner is KKP Management LLC, a Nevada limited liability company, of which Mr. Kimberlin is the managing member, held 448,717 shares of our common stock. Additionally, Mr. Kimberlin can be deemed to be the beneficial owner of: (a) 7,542,778 shares of Common Stock held by Cheshire Associates LLC (“Cheshire”), (b) 9,833,335 shares of Common Stock issuable upon exercise of warrants held by Cheshire, (c) 8,201,325 shares of Common Stock issuable to Cheshire upon conversion of convertible secured promissory notes held by Cheshire, (d) 278,373 shares of Common Stock issuable to STVI upon the exercise of the Placement Agent Unit Purchase Option, (e) 278,373 shares of Common Stock issuable to STVI upon the exercise of the Class A Warrants issuable upon the exercise of the Placement Agent Unit Purchase Option, (f) 278,373 shares of Common Stock issuable to STVI upon the exercise of the Class B Warrants issuable upon the exercise of the Class A Warrants, (g) 1,774,888 shares of Common Stock issuable to Cheshire upon the exercise of the Class B Warrants, (h) 14,125 shares of Common

Stock issued to Spencer Trask & Co. in connection with the Unit Offering, (i) 21,186 shares of Common Stock issued to Spencer Trask & Co. in connection with the exercise of 14,124 Class A Warrants (j) 14,125 shares of Common Stock issuable to Spencer Trask & Co. upon the exercise of the Class B Warrants, (k) 342,857 shares of Common Stock issued to the Spencer Trask Illumination Fund in connection with the April 2004 Private Placement, (l) 102,857 shares of Common Stock issuable to the Spencer Trask Illumination Fund in connection with the exercise of private placement Warrants, (m) 6,193,314 shares of Common Stock issuable to Cheshire upon conversion of the 688,146 shares of Series A Convertible Preferred Stock issued upon conversion of certain convertible security promissory notes held by Cheshire, and (n) 688,146 shares of Series A Convertible Preferred Stock owned by Cheshire.

(5)	The amounts shown include the following shares which may be acquired under stock options currently or within 60 days after July 7, 2005: Mr. Kimberlin, 353,825 shares; Dr. Bonfiglio, 924,905 shares; Mr. Knowling, 0 shares; Mr. Glavin, 344,891 shares; Mr. Greenacre, 216,712 shares; Mr. Green, 396,936 shares; Mr. Hochman, 116,712 shares; Mr. Lydersen, 275,000 shares; Mr. Reilly, 187,712 shares; Dr. Rosenthal, 339,330 shares; and Dr. Theofan, 172,467 shares.

(6)	Includes an aggregate of 3,053,490 shares which may be acquired by current directors and officers currently or within 60 days after July 7, 2005 pursuant to the exercise of options, and an aggregate of 27,383,713 shares which may be acquired by current directors and officers currently or within 60 days after July 7, 2005 pursuant to the exercise of warrants and the Unit Placement Agent Options, UPO’s, and conversion of promissory notes or the Series A Convertible Preferred Stock.

Certain Relationships and Transactions

Long-Term Convertible Promissory Notes and Warrants:

As of January 1, 2004, numerous outstanding convertible secured promissory notes and warrants from multiple-stage private placements were held by Cheshire Associates LLC (“Cheshire”), an entity controlled by Kevin Kimberlin. Some of these securities were transferred to Cheshire by other entities controlled by Mr. Kimberlin. The number of shares issuable upon conversion of the promissory notes and exercise of the warrants held by Cheshire, as well as the applicable conversion prices of the notes and exercise prices of the warrants, are subject to price-based anti-dilution adjustment in the event that we issue certain securities.

As of December 31, 2004, there were six remaining convertible promissory notes totaling $7,208,000 convertible into 6,597,464 shares of our common stock at discounted conversion prices. The notes are due at various dates throughout 2005. The number of shares of common stock issuable upon the exercise of eight outstanding warrants increased to 9,833,335 shares as a result of the anti-dilution provisions due to our private placement of common stock to non-affiliates in April 2004.

On April 29, 2005, the Company entered into a Note Exchange Agreement with Cheshire to exchange a portion of the outstanding convertible secured promissory notes with principal amounts totaling $5,741,000 (the “8% Notes”), previously issued by us, for a new secured 2007 Mortgage Note with a principal amount of $5,741,000 (the “Mortgage Note”). In connection with this agreement, Cheshire converted a separate convertible promissory note, which had a maturity date of May 3, 2005 and an outstanding principal amount of $1,467,000, into 1,006,986 shares of the Company’s common stock at a conversion price of $1.457 per share.

Under the terms of the agreement, the Mortgage Note will have the same terms and conditions as the 8% Notes had had, except that (a) the 8% Notes would have matured at various dates in 2005, but the Mortgage Note will have a maturity date of May 31, 2007, and (b) the Mortgage Note will have a conversion price, subject to possible future adjustment, of $0.70 per share (the closing price of the Company’s common stock on April 29, 2005). At this conversion price, the Mortgage Note will be convertible into 8,201,325 shares of common stock. The 8% Notes had had higher conversion prices. The agreement also involved a reduction, to $0.70 per share, of the exercise prices of the associated warrants that were previously issued with the 8% Notes. These warrants are currently exercisable for 8,634,000 shares of common stock, and immediately before the agreement had had a weighted average exercise price of $1.41. Furthermore as part of the agreement, Cheshire will waive all anti-dilution protection under the Mortgage Note and these warrants for the next financing that the Company obtains.

In addition, pursuant to the agreement, the Company paid all accrued interest as of April 29, 2005 on the 8% Notes and on the converted note. This constituted a prepayment, as such interest had not been due until the original maturity dates of the 8% Notes and the converted note. Aggregate interest paid was $1,340,000.

All of the previous notes and the Mortgage Note described above are secured by our intellectual property.

Series A Convertible Preferred Stock:

In January 2004, we converted short-term convertible promissory notes held by Cheshire totaling $3,899,000 issued in 2003 (as described below), plus approximately $219,000 of accrued interest, into 688,146 shares of Series A Convertible Preferred Stock (“Series A”) at $5.984 per share. The Series A held by Cheshire has the right to further convert each share of Series A into anywhere from four to twelve shares of common stock, depending on the date of conversion. The Series A votes with the holders of common stock as a single class. The Series A is only entitled to three votes for each share of Series A.

The Series A has dividend and liquidation preferences over common stock holders. Cheshire as holder of the Series A is entitled to receive cumulative dividends on each share of Series A at the rate of 9% per annum until the earliest of (i) July 7, 2006, (ii) the date the Series A is redeemed and (iii) the date the Series A is converted into common stock. At March 31, 2005, accumulated but undeclared dividends on the Series A amounted to $459,000. The liquidation preference at March 31, 2005 aggregated $4,577,000.

In addition, Cheshire as holder of the Series A is entitled to protective provisions that require 66 2/3% of the outstanding Series A to approve, among other things, creating a new class of security with dividend or liquidation rights equal or senior to the Series A, a liquidation or recapitalization or increasing the number of shares reserved for issuance under the Company’s stock option plans to greater than 10% of the company’s outstanding capital stock (on an as if converted, fully-diluted basis). The Series A also contains anti-dilution provisions.

The short-term convertible promissory notes issued to Cheshire during 2003 contained the following provisions prior to the conversion to Series A. On March 28, 2003, we issued to Cheshire a short-term convertible promissory note in the amount of $2,000,000, bearing interest at the rate of 8% per annum. This March 2003 note was convertible into 1,626,016 shares of our common stock at a price of $1.23 per share (which was the closing price of our common stock on March 27, 2003). In May 2003, we issued to Cheshire two short-term convertible promissory notes in the aggregate amount of $1,080,000, bearing interest at the rate of 8% per annum. One of the May notes, with a principal balance of $1,000,000, was convertible into shares of common stock on terms to be negotiated in good faith prior to its maturity date. The $80,000 May Note was convertible into 59,259 shares of common stock at a price of $1.35 per share. In June 2003, we issued to Cheshire a short-term convertible promissory note in the amount of $819,000, bearing interest at the rate of 8% per annum. The June Note was convertible into shares of common stock on terms to be negotiated in good faith prior to its maturity date. Prior to maturity, a proposal was approved by the stockholders in July 2003 that the notes would be convertible into the Series A in connection with a Private Placement.

Other:

The Board of Directors believes that the foregoing transactions were in the best interests of the Company and its stockholders. It is the Company’s current policy that all transactions by the Company with officers, directors, 5% stockholders or their affiliates will be entered into only if such transactions are approved by a majority of the disinterested directors, and are on terms no less favorable to the Company than could be obtained from unaffiliated parties.

For a description of our employment agreements with our two senior executive officers, John Bonfiglio and Michael Green, see “Executive Employment Arrangements and Change in Control Arrangements.”

Market for our Common Stock, Dividends and Related Stockholder Information

MARKET FOR OUR COMMON STOCK

Our common stock is traded on the Nasdaq SmallCap Market under the symbol IMNR. The following table sets forth the range of high and low sales prices for our common stock on the Nasdaq Stock Market for the periods indicated since January 1, 2003.

	Common Stock
2003	High	Low

January 1 – March 31, 2003	$1.55	$0.93
April 1 – June 30, 2003	3.94	1.06
July 1 – September 30, 2003	3.45	1.00
October 1 – December 31, 2003	3.01	1.41

2004	High	Low

January 1 – March 31, 2004	$2.15	$1.49
April 1 – June 30, 2004	2.45	1.10
July 1 – September 30, 2004	1.30	0.63
October 1 – December 31, 2004	1.70	0.85

2005	High	Low

January 1 – March 31, 2005	$1.74	$0.76
April 1 – June 30, 2005	0.88	0.51

On July 21, 2005, the last reported sales price of our common stock on the Nasdaq SmallCap Market was $0.69 per share. As of July 7, 2005, our common stock was held by approximately 1,173 stockholders of record.

DIVIDEND POLICY

We have never paid any cash dividends on our common stock, and we do not expect to do so in the foreseeable future.

EQUITY COMPENSATION PLAN INFORMATION

For information as of December 31, 2004 regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance, see “Management—Equity Compensation Plan Information.”

Selected Condensed Financial Information

The following selected condensed financial information has been derived from our audited financial statements as of and for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000. The financial information as of and for the three months ended March 31, 2005 and 2004 has been derived from our unaudited condensed financial statements. The following selected condensed financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto included elsewhere in this prospectus.

	Three Months Ended
	March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
			(in thousands, except per share data)
Statement of Operations Data:

Total revenues	$11	$14	$323	$66	$47	$9,953	$7,404
Net loss	(4,332)	(14,533)	(29,959)	(28,799)	(30,835)	(15,943)	(24,498)
Net loss attributable to common shareholders	(4,425)	(14,622)	(30,325)	(42,050)	(30,835)	(16,277)	(25,528)

Net loss per share – basic and diluted:

Net loss	(0.09)	(0.35)	(0.65)	(1.02)	(3.07)	(1.89)	(3.45)
Net loss attributable to common stockholders	(0.09)	(0.35)	(0.66)	(1.49)	(3.07)	(1.93)	(3.60)

	As of March 31,		As of December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in thousands)
Balance Sheet Data:

Total assets	$11,799	$16,389	$15,696	$20,972	$14,565	$17,498	$45,603

Long-term obligations, net of discounts	8,502	6,572	2,584	5,929	4,643	1,349	7,765

Supplementary Financial Information

The information required by this item is set forth in Note 11, Selected Quarterly Financial Data (unaudited) of the notes to our Consolidated Financial Statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We invest our excess cash primarily in U.S. government securities and money market accounts. These instruments have maturities of two years or less when acquired. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions. Furthermore, our debt is at fixed rates. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

Description of Capital Stock

GENERAL

We are authorized to issue 170,000,000 shares of common stock, $.0025 par value and 10,000,000 shares of preferred stock, $.001 par value. As of July 7, 2005 there were 49,846,544 shares of common stock outstanding held by approximately 1,173 stockholders of record.

COMMON STOCK

The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at times and in amounts as the Board of Directors may from time to time determine. The shares of common stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Associated with the common stock are rights to purchase a Series E Participating Preferred Stock that are not exercisable or evidenced separately from the Common Stock prior to the occurrence of specified events. See—“Anti-Takeover Provisions—Stockholder Rights Plan” below.

PREFERRED STOCK

Under our Restated Certificate of Incorporation, we have authority to issue 10,000,000 shares of preferred stock, 20,000 shares of which have been designated as Series E Participating Preferred Stock and are reserved for issuance under our Stockholder Rights Plan. Our Board of Directors has the authority to issue the preferred stock in one or more series, and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividends rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of a series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

On January 7, 2004, $3,899,000 of previously issued, related party convertible promissory notes plus accrued interest of approximately $219,000 were converted into 688,146 shares of Series A convertible preferred stock (Series A) at $5.984 per share. The holders of shares of Series A have the right to further convert each share of Series A into anywhere from four to twelve shares of common stock, depending on the date of conversion. The Series A votes with the holders of common stock as a single class. The Series A is entitled to three votes for each initial share of Series A received.

The Series A has dividend and liquidation preferences over common stock holders. The holders of the Series A are entitled to receive cumulative dividends on each share of Series A at the rate of 9% per annum until the earliest of (i) July 7, 2006, (ii) the date the Series A is redeemed and (iii) the date the Series A is converted into common stock.

In addition, the holders of Series A are entitled to protective provisions that require 662/ 3 % of the outstanding Series A to approve, among other things, creating a new class of security with dividend or liquidation rights equal or senior to the Series A convertible preferred stock, a liquidation or recapitalization or increasing the number of shares reserved for issuance under our stock option plans to greater than 10% of our outstanding capital stock (on an as if converted, fully-diluted basis). The Series A also contains anti-dilution provisions.

WARRANTS

Class B Warrants. As of July 7, 2005, there were Class B warrants outstanding to purchase 9,413,107 shares of our common stock. Each Class B warrant will entitle the holder to purchase initially one share of our common stock. The Class B warrants have an initial exercise price of $1.77. These warrants contain provisions which adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification, consolidation or other specified dilutive issuances occurs. Both the exercise price and the number of securities issued upon exercise of a Class B warrant are subject to adjustments in some cases. The Class B warrants have a term of five years from their issuance. Upon 30 days prior written notice to the holders of the Class B warrants, we have the right, but not the obligation, to redeem from the holders the Class B warrants at any time after the date of issuance, at a price of $0.01 per Class B warrant, if the average of the closing bid prices of our common stock for any 10 consecutive trading days ending within 30 days prior to the date of the notice of redemption is greater than or equal to $3.32, subject to any stock splits, combinations or other adjustments.

Placement Agent Warrants. As of July 7, 2005, Spencer Trask, our placement agent in our December 2002 private placement, and its transferees, hold unit options exercisable for 1,672,105 shares of our common stock at an exercise price of $.67 per share; Class A warrants to purchase an aggregate of 1,437,658 of our common stock (1,265,542 of these warrants having not been issued as of July 7, 2005) and Class B warrants to purchase an aggregate of 1,452,419 shares of our common stock (1,437,658 of these warrants having not been issued as of July 7, 2005). The Class A and Class B warrants have an initial exercise price of $1.33 and $1.77 per share, respectively. Further, as of July 7, 2005, Spencer Trask and its transferees hold issued and outstanding Class A and Class B warrants to purchase an aggregate of 172,116 and 14,761 shares of our common stock, respectively.

October 2003 Private Placement Warrants. As of July 7, 2005, there were warrants outstanding to purchase 3,564,356 shares of our common stock which warrants were issued in connection with the private placement that we completed in October 2003. The warrants have an initial exercise price of $3.32 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. These warrants will expire, if not earlier exercised or redeemed, on October 10, 2008. Upon five (5) business days’ prior written notice to the holders of the warrants, we shall have the right, but not the obligation, to redeem from the holders the warrants at any time after the date of issuance, at a price of $0.05 per warrant, if the average of the closing bid prices of our common stock for any 20 consecutive trading days is greater than or equal to $8.00, subject to any stock splits, combinations or other adjustments.

April 2004 Private Placement Warrants. As of July 7, 2005, there were warrants outstanding to purchase 2,573,143 shares of our common stock which warrants were issued in connection with the private placement that we completed in April 2004. The warrants have an initial exercise price of $2.75 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. These warrants will expire, if not earlier exercised or redeemed, on November 11, 2009.

Other Outstanding Warrants. In addition, as of July 7, 2005, other warrants to purchase an aggregate of 9,854,768 shares of our common stock were outstanding at a weighted average exercise price of $1.06 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs.

ANTI-TAKEOVER PROVISIONS

Stockholder Rights Plan. We have a Stockholder Rights Plan pursuant to which preferred stock rights were distributed to stockholders on the basis of one right for each share held. One right will also attach to each share of common stock issued by us after today but before the distribution date.

In general, the rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of our common stock. Once exercisable, each right entitles its holder to purchase our common stock from us at a 50% discount upon payment of an exercise price of $150 or, in the event of certain business combinations, each right entitles its holder to purchase common stock of an acquiror at a 50% discount. Under certain conditions, the rights may be redeemed by our Board of Directors in whole, but not in part, at a price of $0.01 per right. The rights are not currently exercisable, have no voting privileges and are attached to and automatically trade with our common stock. The rights expire on the earliest of (a) February 26, 2012, (b) consummation of a merger transaction with a person or group who acquired common stock pursuant to a transaction approved by a majority of the disinterested members of our board of directors, and (c) redemption of the rights.

These rights, if exercised, would cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors. See “Risk Factors—Our certificate of incorporation and bylaws include provisions that could make attempts by stockholders to change management more difficult.”

Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prevents Delaware corporations, including those that are listed on the Nasdaq SmallCap Market, from engaging, under certain circumstances, in a “business combination,” which includes a merger or sale of more than 10% of the corporation’s assets, with any “interested stockholder,” that is, a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as affiliates and associates of any 15% stockholder, for three years following the date that the stockholder became an “interested stockholder” unless:

•	the transaction that resulted in the stockholder becoming an “interested stockholder” was approved by the board of directors prior to the date the “interested stockholder” attained its status;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after business combination is approved by the board of directors and by an affirmative vote of at least 662/ 3 % of the outstanding voting stock that is not owned by the “interested stockholder.”

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not “opted out” of Section 203. This statute could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us. See “Risk Factors—Our certificate of incorporation and bylaws include provisions that could make attempts by stockholders to change management more difficult.”

Charter and Bylaw Provisions. Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include:

•	our Board of Directors has three classes of directors with staggered three-year terms;

•	the authority of our Board of Directors to issue up to almost 10,000,000 shares of preferred stock and to determine the price and the rights, preferences and privileges of these shares, without stockholder approval; and

•	all stockholder action must be effected at a duly called meeting of stockholders and not by written consent.

These provisions may have the effect of delaying or preventing a change of control.

Our Certificate of Incorporation and Bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of delaying or preventing changes in our management. See “Risk Factors—Our certificate of incorporation and bylaws include provisions that could make attempts by stockholders to change management more difficult.”

Option Acceleration. The unvested portion of each of our officer’s stock options under our equity incentive plans becomes fully vested and exercisable if we are acquired and the officer is thereafter terminated without cause, forced to change the principal place of performance of the officer’s responsibilities and duties or placed in a position with a material reduction in the officer’s responsibilities and duties.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for shares of our common stock is Computershare Trust Company, Inc.

Legal Matters

The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman LLP, San Diego, California.

Experts

The financial statements as of December 31, 2004 included in this prospectus and included elsewhere in the registration statement have been audited by Levitz, Zacks & Ciceric, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report, which contains an explanatory paragraph regarding the Company’s ability to continue as a going concern, appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and the share being offered under this prospectus, we refer you to the registration statement, including the exhibits and schedules thereto.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet web site, which is located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet web site. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

We maintain an Internet web site at www.imnr.com. We have not incorporated by reference into this prospectus the information on our web site, and you should not consider it to be a part of this prospectus.

This prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

THE IMMUNE RESPONSE CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
And Stockholders of
The Immune Response Corporation

We have audited the consolidated financial statements listed in the accompanying index of The Immune Response Corporation and its subsidiary as of December 31, 2004, and for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Immune Response Corporation and its subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred net losses since inception, has an accumulated deficit of $329,815,000 and has short-term debt of $6,552,000 as of December 31, 2004. The Company has negative cash flows from operations and does not have, and does not expect to have for the foreseeable future, a product from which to generate revenue. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ LEVITZ, ZACKS & CICERIC
Certified Public Accountants
San Diego, California
March 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
The Immune Response Corporation:

     We have audited the accompanying consolidated balance sheet of The Immune Response Corporation (a Delaware corporation) and subsidiary (the “Company”) as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the two years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has historically reported substantial net losses and negative cash flows from operations, and to date has not produced and for the foreseeable future is not expected to produce a viable product from which to generate revenues. These matters raise serious liquidity concerns. As of December 31, 2003, the Company had an accumulated deficit of $299,856,000. Management estimates that its available cash resources as of December 31, 2003 will be sufficient to fund planned operations through September 30, 2004. Management is also attempting to raise additional capital to fund its operations beyond September 30, 2004. These operating and liquidity issues, amongst other concerns, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ BDO Seidman, LLP

Costa Mesa, California
February 27, 2004

THE IMMUNE RESPONSE CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except for share amounts)

	December 31,
	2004	2003
ASSETS

Current assets:
Cash and cash equivalents	$8,798	$12,838
Marketable securities - available-for-sale		4
Other current assets	364	372

Total current assets	9,162	13,214

Property and equipment, net	4,431	4,949
Licensed technology, net	1,413	2,119
Deposits and other assets ($600 restricted as security for letter of credit)	690	690

	$15,696	$20,972

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$494	$1,151
Accrued expenses	1,316	1,112
Current portion of convertible promissory notes, related party, net of discount of $1,807 plus accrued interest of $1,151 at December 31, 2004	6,552
Short-term convertible notes, related party		3,899
Current portion of deferred rent and accrued excess lease costs	212	452
Current portion of deferred revenue	44	56

Total current liabilities	8,618	6,670

Long-term deferred rent and accrued excess lease costs, net of current portion	2,423	1,990
Long-term deferred revenue, net of current portion	161	323
Convertible promissory notes, related party, net of discount of $4,167 plus accrued interest of $575 at December 31, 2003		3,616

Total long-term liabilities	2,584	5,929

Commitments and contingencies (Note 11)

Stockholders’ equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized; 688,146 Series A convertible shares issued and outstanding at December 31, 2004 with a liquidation preference aggregating $4,484	13,952
Common stock, $.0025 par value, 170,000,000 shares authorized; 48,627,099 and 41,201,187 shares issued and outstanding at December 31, 2004 and 2003, respectively	122	102
Warrants	20,827	17,777
Additional paid-in capital	299,408	290,346
Accumulated other comprehensive income		4
Accumulated deficit	(329,815)	(299,856)

Total stockholders’ equity	4,494	8,373

	$15,696	$20,972

See accompanying notes to consolidated financial statements.

THE IMMUNE RESPONSE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years ended December 31,
	2004	2003	2002
Revenues:
Licensed research revenue	$294	$37	$18
Contract research revenue	29	29	29

	323	66	47

Expenses:
Research and development	12,900	11,140	13,382
General and administrative	4,678	5,587	5,912
Impairment losses		438	1,914
Exit and disposal related costs		3,428	685
Collaborative contract costs			2,360

	17,578	20,593	24,253

Other income and (expense):
Interest expense - (primarily related party) including $2,360, $7,065 and $2,553 of non-cash accretion in 2004, 2003 and 2002, respectively	(2,968)	(8,308)	(3,491)
Investment income	122	36	62
Beneficial inducement cost	(4,923)		(3,200)
Loss on extinguishment of debt	(4,935)

	(12,704)	(8,272)	(6,629)

Net loss	(29,959)	(28,799)	(30,835)

Deemed stock dividend		(13,251)
Less preferred stock dividends	(366)

Net loss attributable to common stockholders	$(30,325)	$(42,050)	$(30,835)

Basic and diluted loss per share:
Net loss	$(0.65)	$(1.02)	$(3.07)

Net loss attributable to common stockholders	$(0.66)	$(1.49)	$(3.07)

Weighted average number of shares outstanding	46,106	28,188	10,034

See accompanying notes to consolidated financial statements.

THE IMMUNE RESPONSE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
(in thousands)

								Accumulated
							Additional	Other		Total
	Preferred Stock			Common Stock			Paid-in	Comprehensive	Accumulated	Stockholders’	Comprehensive
	Shares	Amount		Shares	Amount	Warrants	Capital	Income (Loss)	Deficit	Equity	Income (Loss)
Balance at December 31, 2001		$		8,893	$89	$1,131	$238,819	$20	$(226,971)	$13,088

Issuance of common stock and warrants in private placement, net of issuance costs of $1,523				7,262	18	4,064	822			4,904
Conversion of convertible notes into private placement				2,260	6	1,265	729			2,000
Beneficial inducement cost for convertible notes converted into private placement							3,200			3,200
Issuance of placement agent option in private placement						1,148	(1,148)			0
Warrants issued in conjunction with convertible notes						6,076				6,076
Convertible notes discount							5,421			5,421
Reclassification for stock split					(67)		67			0
Issuance of common stock for collaborative contract costs				1,000	2		2,358			2,360
Issuance of common stock for consulting contract				250	1		378			379
Issuance of common stock for employee stock plans				6			10			10
Change in unrealized gain on marketable securities								(18)		(18)	$(18)
Net loss									(30,835)	(30,835)	(30,835)

Balance at December 31, 2002				19,671	49	13,684	250,656	2	(257,806)	6,585	$(30,853)

Issuance of common stock and warrants in private placement, net of issuance costs of $1,278				6,002	15	5,356	5,351			10,722
Conversion of convertible notes into common stock				1,613	4		4,996			5,000
Conversion of convertible note into common stock for warrant exercise				1,775	4	(502)	2,859			2,361
Induced exercise of warrants, net				5,217	13	(1,476)	7,938			6,475
Warrants redeemed or cancelled				2,421	6	(710)	3,920			3,216
Deemed stock dividend as a result of induced warrant exercise				3,496	9	1,364	11,878		(13,251)	0
Equity issued in conjunction with consulting contracts				478		61	872			933
Issuance of common stock in conjunction with debt issuance				167	1		384			385
Issuance of common stock for employee stock plans				361	1		404			405
Fair value for repriced employee stock options							439			439
Fair value for options granted to nonemployees							649			649
Change in unrealized gain on marketable securities								2		2	$2
Net loss									(28,799)	(28,799)	(28,799)

Balance at December 31, 2003				41,201	102	17,777	290,346	4	(299,856)	8,373	$(28,797)

Conversion of convertible notes into Series A convertible preferred stock, net of issuance costs of $24	688		13,952							13,952
Issuance of common stock and warrants in private placement, net of issuance costs of $1,946				6,771	17	3,374	7,318			10,709
Unit Purchase Options and warrants exercised				226	1	(276)	385			110
Warrants expired						(48)	48			0
Equity issued in conjunction with consulting contracts				109	1		118			119
Issuance of common stock for employee stock and 401K plans				320	1		433			434
Fair value for repriced employee stock options							206			206
Fair value for options granted to nonemployees							554			554
Change in unrealized gain on marketable securities								(4)		(4)	$(4)
Net loss									(29,959)	(29,959)	(29,959)

Balance at December 31, 2004	688		$13,952	48,627	$122	$20,827	$299,408	$	$(329,815)	$4,494	$(29,963)

See accompanying notes to consolidated financial statements.

THE IMMUNE RESPONSE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2004		2003		2002
Cash Flows From Operating Activities:
Net loss		$(29,959)		$(28,799)		$(30,835)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		1,626		1,799		2,343
Operating expenses paid with common stock and warrants		355		933		421
Stock option adjustments		760		1,088
Deferred revenue		(174)		(55)		303
Deferred rent		193
Accrued excess lease costs				1,778		637
Related party accrued interest		576		810		571
Accretion of notes, related party		2,360		7,065		2,553
Beneficial inducement cost		4,923				3,200
Loss on extinguishment of debt		4,935
Interest expense converted into Series A preferred stock		219
Collaborative contract costs						2,360
Impairments of investment and long-term assets				438		1,914
(Gain) loss on sale of fixed assets		14		(65)
Changes in operating assets and liabilities:
Other current assets		8		48		399
Accounts payable		(657)		(175)		211
Accrued expenses		204		125		(260)

Net cash used in operating activities		(14,617)		(15,010)		(16,183)

Cash Flows From Investing Activities:
Purchases of marketable securities						(10,863)
Sales or maturities of marketable securities						11,114
Purchase of property and equipment		(420)		(147)		(20)
Proceeds from sale of property and equipment, net		4		215
Other				206		(80)

Net cash provided by (used in) investing activities		(416)		274		151

Cash Flows From Financing Activities:
Net proceeds from private placement of common stock		10,709		10,722		4,904
Payments of equipment notes and capital leases				(1,082)		(1,114)
Proceeds from issuances of convertible promissory notes and warrants, related party				3,899		13,741
Net proceeds from exercise of stock warrants				9,691
Net proceeds from exercises of Unit Purchase Options		110
Net offering costs for Series A preferred stock		(23)
Net proceeds from common stock purchases through employee plans		197		405		10

Net cash provided by financing activities		10,993		23,635		17,541

Net increase (decrease) in cash and cash equivalents		(4,040)		8,899		1,509
Cash and cash equivalents — beginning of year		12,838		3,939		2,430

Cash and cash equivalents — end of year		$8,798		$12,838		$3,939

Supplemental Disclosure of Cash Flow Information:
Interest paid		$25		$219		$367

Supplemental Disclosure of Noncash Information:
Promissory notes and interest converted into Series A preferred stock		$4,118	$		$

Common stock and warrants issued for offering costs		$805		$1,707	$

Common stock and warrants issued for consulting services		$119		$933		$378

Common stock issued for 401K plan		$236	$		$

Promissory notes and interest converted into common stock	$			$7,361		$2,000

Value allocated to common stock as debt discount	$			$385	$

Common stock issued to research collaborators	$		$			$2,360

Settled warrants upon expiration to paid-in capital, no common stock issued		$48	$		$

Equipment acquired under capital leases	$		$			$425

See accompanying notes to consolidated financial statements.

THE IMMUNE RESPONSE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company and its Significant Accounting Policies:

The Company

The Immune Response Corporation (the “Company”), a Delaware corporation, is a biopharmaceutical company dedicated to becoming a leading immune-based therapy (“IBT”) company in HIV and multiple sclerosis (“MS”). The Company’s HIV products are based on its patented whole-killed virus technology, co-invented by Company founder Dr. Jonas Salk, to stimulate HIV immune responses. The Company currently has three active IBT programs; Remune®and IR103 target HIV and NeuroVaxTM targets MS. Remune®, currently in Phase II clinical trials, is being developed as a first-line treatment for people with early-stage HIV. The Company has initiated development of a new immune-based therapy, IR103, which incorporates a second-generation immunostimulatory oligonucleotide adjuvant and is currently in Phase I/II clinical trials in Canada and the United Kingdom.

The Company is also developing an immune-based therapy for MS, NeuroVaxTM, which is currently in Phase II clinical trials and has shown potential therapeutic value for this difficult-to-treat disease.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated. Effective January 1, 2005, the Company and its wholly-owned subsidiary were merged into one company through a statutory tax-free reorganization. There was no financial statement impact as a result of this merger.

Segment Reporting

The Company has determined that it operates in one business segment dedicated to pharmaceutical research.

Financial Statement Preparation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, time deposits and treasury securities with remaining maturities at the date of acquisition of less than three months.

The Company invests its excess cash in U.S. government securities and money market accounts. The Company has established guidelines relative to diversification and maturities that are intended to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

Property and Equipment

Property and equipment are recorded at cost and are depreciated or amortized over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease. Other property and equipment have useful lives ranging from three to seven years.

Licensed Technology

Licensed technology is recorded at cost and amortized over its estimated useful life. In December 1999, the Company acquired licenses to certain T-cell receptor patent technology, which is being amortized over seven years. Accumulated amortization was $3,532,000 and $2,826,000 at December 31, 2004 and 2003, respectively. Amortization expense was $706,000 for each of the three years in the period ended December 31, 2004.

Long-lived Assets

As of January 1, 2002 the Company adopted Financial Accounting Standard, FAS, No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company obtained an independent third-party appraisal of these long-lived assets in the first quarter of 2003. As a result of such appraisal, the Company recorded an impairment charge of approximately $1,300,000 primarily related to the carrying value of leasehold improvements, for the year ended December 31, 2002. During 2003, the Company changed accounting systems and as a result wrote off $438,000 related to the capitalized remaining carrying value of the replaced accounting system.

During 2002, the Company recorded an impairment adjustment of $600,000 related to the investment in MicroGenomics, Inc.

Comprehensive Income

The Company accounts for comprehensive income in accordance with FAS No. 130, “Reporting Comprehensive Income.” The Company reports the accumulated balance of other comprehensive income or loss separately in the equity section of the consolidated balance sheets. The only component of other comprehensive income is unrealized gain or loss on marketable securities.

Revenues Under Collaborative Agreements

The Company earns revenue from licensing its proprietary technology and performing services under research and development contracts. Any initial fees under license and option agreements, under which the Company also provides research and development services, are recognized over the term of the research and development or other relevant period. Payments for options to a license for the Company’s technology are recognized over the option period. Revenues from the achievement of milestones are recognized over the remaining development period. Revenues under research and development contracts are recognized as the services are performed. Advance payments received in excess of amounts earned are classified as deferred revenue.

Research and Development Costs

All research and development costs are charged to expense as incurred.

Deferred Rent

The Company records rent expense on a straight-line basis over the term of the leases due to the escalation of rent payments on an annual basis. The difference between the lower payments in earlier years and the straight-line expense are recorded as a deferred liability, which amortizes during the second half of lease terms as the payments exceed the monthly straight-line expense.

Exit and Disposal Related Costs

In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” FAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force Issue, EITF, No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. FAS No. 146 is effective for exit or disposal activities that are initiated after

December 31, 2002. Transactions previously accounted for under EITF No. 94-3 are not changed by FAS No. 146. The Company applied EITF No. 94-3 during 2002 prior to the issuance of FAS No. 146 (see Note 7).

Stock-based Compensation

The Company measures its stock-based employee compensation using the intrinsic value method of accounting in accordance with Accounting Principles Board, APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” Because the Company establishes the exercise price based on the fair market value of the Company’s stock at the date of grant, the options have no intrinsic value upon grant, and therefore no expense is recorded. Equity instruments issued to non-employees for goods or services are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached.

As required under FAS No. 123, “Accounting for Stock-Based Compensation,” and FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” the pro forma effects of stock-based compensation on net loss and net loss per common share have been estimated at the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	Years Ended December 31,
	2004	2003	2002

Risk-free interest rate	3.405%	2.843%	2.628%
Volatility	139%	163%	141%
Expected life in years	5	5	5
Dividend yield	0.0%	0.0%	0.0%

For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting periods. The pro forma effects of recognizing compensation expense under the fair value method on net income and net earnings per common share were as follows (in thousands, except for loss per share):

	Years Ended December 31,
	2004	2003	2002

Net loss (attributable to common stockholders) — as reported	$(30,325)	$(42,050)	$(30,835)
Stock-based employee compensation adjustments included in net loss	206	439

Less fair value of stock-based employee compensation expense	(2,345)	(2,547)	(293)

Net loss (attributable to common stockholders) — pro forma	$(32,464)	$(44,158)	$(31,128)

Net loss per share (basic and diluted) — as reported	$(0.66)	$(1.49)	$(3.07)

Net loss per share (basic and diluted) — pro forma	$(0.70)	$(1.57)	$(3.10)

Income Taxes

All income tax amounts have been computed in accordance with FAS No. 109, “Accounting for Income Taxes”. Under this statement, the liability method is used to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax base of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Valuation allowances are established against deferred tax assets when the realization is uncertain.

Net Loss Per Share

Basic and diluted net loss per share is computed using the weighted average number of common shares outstanding during the period. Potentially dilutive securities are excluded from the diluted net loss per share calculation, as the effect would be antidilutive. As of December 31, 2004, potentially dilutive shares not included are 5,600,000 shares for outstanding employee stock options, 6,600,000 shares issuable under convertible notes payable, related party,

16,000,000 shares issuable under warrants outstanding, 9,400,000 shares issuable under Class B Warrants outstanding, 1,900,000 shares issuable under an option issued to the placement agent for the private offering in December 2002 and 4,129,000 shares issuable under Series A convertible preferred stock.

Recent Accounting Pronouncement

In December 2004, the FASB issued FAS No. 123R, “Share-Based Payment.” This statement is a revision to FAS No. 123, “Accounting for Stock-Based Compensation,” it supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FAS No. 95, “Statement of Cash Flows.” Generally the approach in FAS No. 123R is similar to the approach described in FAS No. 123. However, FAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements.

FAS No. 123R must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt FAS No. 123R on July 1, 2005. FAS No. 123R permits public companies to adopt its requirements using one of two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of FAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of FAS No. 123 for all awards granted to employees prior to the effective date of FAS No. 123R that remain unvested on the effective date.

2.	A “modified retrospective” method which includes the requirement of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under FAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company is currently evaluating the two different methods for the adoption of FAS No. 123R and has not determined which of the two methods will be adopted.

As permitted by FAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method; and as such, the Company generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of FAS No. 123R’s fair value method will have a material impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of FAS No. 123R cannot be predicted at this time because it will depend in part on levels of share-based payments granted in the future. However, had the Company adopted FAS No 123R in prior periods using the Black- Scholes valuation model, the impact of that standard would have approximated the impact of FAS No. 123 as described in the disclosure of pro forma net loss and net loss per share in Note 1 to our consolidated financial statements.

FAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. The Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options, and whether the Company will be in a taxable position). There is no tax impact related to the prior periods since we are in a net loss position.

Note 2 - Going Concern:

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception, has an accumulated deficit of $329,815,000 and has short-term debt of $6,552,000 as of December 31, 2004. The Company will not generate meaningful revenues in the foreseeable future.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Our independent registered public accountants, Levitz, Zacks & Ciceric, indicate in their audit report on the 2004 consolidated financial statements that there is substantial doubt about our ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company believes that its current resources are sufficient to fund its planned operations, including necessary capital expenditures and clinical trials, through the second quarter of 2005. The Company is attempting to raise additional capital to fund operations beyond the second quarter of 2005; however, no assurance can be given that the Company will be able to obtain additional financing when and as needed in the future.

Note 3 – Components of Selected Balance Sheet Accounts:

Property and equipment consists of the following (in thousands):

	December 31,
	2004	2003

Furniture and fixtures	$347	$349
Equipment	3,379	3,133
Leasehold improvements	7,682	7,538
Purchased software	88	76

	11,496	11,096
Less accumulated depreciation and amortization	(7,065)	(6,147)

	$4,431	$4,949

Accrued expenses consist of the following (in thousands):

	December 31,
	2004	2003

Accrued compensation and benefits	$665	$321
Other accrued liabilities	651	791

	$1,316	$1,112

Note 4 - Convertible Promissory Notes, Related Party:

Convertible promissory notes, related party consists of the following (in thousands):

	December 31,
	2004	2003

Convertible promissory notes, related party – face amount	$7,208	$7,208

Discount for warrants and beneficial conversion	(7,143)	(7,143)
Accretion of discount recorded as interest expense	5,336	2,976
Accrued interest payable at maturity	1,151	575

Convertible promissory notes, related party - net	6,552	3,616

Less current portion	6,552	—

Long-term portion	$—	$3,616

In November 2001, the Company, entered into the Note Purchase Agreement and Intellectual Property Security Agreement with an accredited investor. The investor, Kevin Kimberlin Partners, L.P. (“KKP”), is an affiliate of Kevin Kimberlin, a director and major stockholder of the Company. Subsequently, the Note Purchase Agreement has been amended to add other affiliates and/or related parties of Kevin Kimberlin as investors. These affiliated investors include Oshkim Limited Partnership (“Oshkim”), The Kimberlin Family 1998 Irrevocable Trust (“KFIT”) and Cheshire Associates, LLC (“Cheshire”). From November 2001 through December 31, 2002, the Company privately placed a total of $15,700,000 in convertible promissory notes and warrants. In December 2002, $2,000,000 of the notes were converted into the Company’s private placement of common stock and warrants resulting in the issuance of 2,259,888 shares of the Company’s common stock. In June 2003, $4,200,000 of the notes plus $800,000 of accrued interest were converted into the Company’s common stock resulting in the issuance of 1,613,572 shares of the Company’s common stock. On July 7, 2003, a $2,400,000 note was cancelled as payment for the aggregate exercise price for Class A warrants exercised by Cheshire resulting in the issuance of 1,774,888 shares of the Company’s common stock and an additional 887,444 incentive shares of the Company’s common stock. At December 31, 2004 and 2003, the remaining balance of convertible promissory notes was $7,208,000.

All the notes bear interest at a fixed rate of 8% per year and are secured by the intellectual property of the Company. The notes have a three-year maturity from the date of original issuance. The notes are convertible into shares of the Company’s common stock at any time, at the option of the investors. The conversion prices are based on a percentage of the average closing bid prices of the Company’s common stock for either a ten-day or five-day trading period ended on the day preceding each closing.

Each note had 100% warrant coverage (see Note 6). The warrants are for a term of ten years. The warrants are exercisable into shares of the Company’s common stock at any time, at the option of the investors. The exercise prices are based on the average closing bid prices of the Company’s common stock for either a ten-day or five-day trading period ended on the day preceding each closing. Both the conversion prices of the notes and the exercise prices of the warrants provide anti-dilution protection for the investors. The investors waived the anti-dilution protection in connection with the issuance of the incentive shares.

The Company filed a Registration Statement on Form S-3 with the SEC to cover the resale of the underlying shares of common stock. Following is a summary of the various terms and conversion features of the outstanding convertible promissory notes, related party at December 31, 2004:

			At Issuance			# of Days	After Dilution Adjustments
						Average
Issuance	Maturity	Convertible		Conversion	% to	Closing		Conversion
Date	Date	Notes Principal	# of Shares	Price	Market	Bid	# of Shares	Price

03-May-02	03-May-05	$1,467,178	850,636	$1.7248	80%	10	1,006,986	$1.4570
12-Nov-02	12-Nov-05	4,847,608	4,243,354	1.1424	80%	10	4,704,131	1.0305
15-Nov-02	15-Nov-05	200,000	174,581	1.1456	80%	10	193,648	1.0328
20-Nov-02	20-Nov-05	200,000	184,638	1.0832	80%	10	202,613	0.9871
27-Nov-02	27-Nov-05	215,000	264,518	0.8128	80%	10	272,462	0.7891
10-Dec-02	30-Jul-05	278,320	187,851	1.4816	80%	10	217,624	1.2789

		$7,208,106	5,905,578				6,597,464

Following is a summary of the various terms and exercise features of the warrants issued in conjunction with the convertible promissory notes, related party at December 31, 2004:

			At Issuance			After Dilution
		Fair Value				Adjustments
Issuance	Expiration	Allocated to	# of	Exercise	% to	# of	Exercise
Date	Date	Warrants	Shares	Price	Market	Shares	Price

09-Nov-01	09-Nov-11	$1,076,000	433,426	$5.7680	100%	614,990	$4.0651
14-Feb-02	14-Feb-12	906,000	429,000	4.1440	100%	584,640	3.0408
03-May-02	03-May-12	2,038,000	2,319,109	2.1560	100%	2,822,784	1.7713
12-Nov-02	12-Nov-12	2,697,000	4,243,354	1.4280	100%	4,887,883	1.2397
15-Nov-02	15-Nov-12	107,000	174,581	1.4320	100%	201,191	1.2426
20-Nov-02	20-Nov-12	72,000	184,638	1.3540	100%	210,881	1.1855
27-Nov-02	27-Nov-12	103,000	264,518	1.0160	100%	286,544	0.9379
10-Dec-02	30-Jul-12	154,000	187,851	1.8520	100%	224,422	1.5502

		$7,153,000	8,236,477			9,833,335

The cash proceeds of the notes were allocated pro-rata between the relative fair values of the notes and warrants at issuance using the Black-Scholes valuation model for valuing the warrants. After allocating the proceeds between the note and warrant, an effective conversion price was calculated for the convertible note to determine the beneficial conversion discount for each note. The value of the beneficial conversion discount is recorded as additional discount to the note. The resultant combined discount to the note is accreted back to the note principal balance over the three-year term of the note and recorded as interest expense. The following is a summary of the allocation of the cash proceeds to the relative fair values of the notes and warrants and the components of the discount recorded upon issuance of each note (in thousands):

		Fair Value Allocation at
		Issuance			Components of Note Discount
					Beneficial
	Convertible				Conversion
Issuance Date	Notes Principal	Warrants	Notes	Warrants	Cost	Total Discount

09-Nov-01	$2,000	$1,076	$924	$1,076	$924	$2,000
14-Feb-02	2,000	906	1,094	906	639	1,545
03-May-02	4,000	2,038	1,962	2,038	1,962	4,000
12-Nov-02	4,848	2,697	2,151	2,697	2,151	4,848
15-Nov-02	200	107	93	107	93	200
20-Nov-02	200	72	128	72	72	144
27-Nov-02	215	103	112	103	103	206
10-Dec-02	278	154	124	154	124	278

31-Dec-02	13,741	7,153	6,588	7,153	6,068	13,221

03-Jun-03	(4,195)	(2,081)	(2,114)	(2,081)	(1,659)	(3,740)

07-Jul-03	(2,338)	(1,191)	(1,147)	(1,191)	(1,147)	(2,338)

31-Dec-04 & 03	$7,208	$3,881	$3,327	$3,881	$3,262	$7,143

December Conversion

In December 2002, as part of the Private Placement (see Note 6), the Company converted $2,000,000 of related party convertible promissory notes and cancelled warrants previously issued in June and July 2002. The Company recorded a $3,200,000 beneficial inducement cost as a result of the conversion. The partially unpaid principal balance of $278,320 from the third note, dated July 30, 2002, was reissued to Cheshire on December 10, 2002 but with all the original terms of the July 30, 2002 convertible note and warrant pursuant to the amended Note Purchase Agreement and Intellectual Property Security Agreement. In addition, approximately $74,000 of accrued interest for the three notes was repaid with conversion proceeds.

The following is a summary of the previous notes, warrants, the remaining balances and their terms, less the amounts converted into the Private Placement:

		Convertible Notes		Warrants
Issuance	Convertible Notes	# of	Conversion	# of	Exercise
Date	Principal & Interest	Shares	Price	Shares	Price

24-Jun-02	$1,000,000	523,451	$1.9104	523,451	$2.3880
11-Jul-02	566,638	354,858	1.5968	354,858	1.9960
30-Jul-02	637,189	430,068	1.4816	430,068	1.8520
Accrued Interest	74,493
10-Dec-02	(2,000,000)	(1,121,000)		(1,121,000)

31-Dec-04 & 03	$278,320	187,377	$1.4816	187,377	$1.8520

June and July 2003 Conversions

During June 2003, Cheshire exercised its option to convert $4,200,000 of principal on notes issued to it in November 2001, February 2002, part of the principal of the May 2002 note and all accrued and unpaid interest thereon of $805,000 into 1,613,572 shares of the Company’s common stock. The balance of the May 2002 note and all accrued and unpaid interest thereon was transferred to two new notes in the approximate amounts of $2,400,000 and $1,400,000, respectively. During July 2003, the note in the amount of $2,400,000 was cancelled as payment for the aggregate exercise price of Class A warrants to purchase 1,774,888 shares and an additional 887,444 incentive shares of our common stock in connection with the July 7, 2003 Class A warrant exercise (see Note 6).

The following is a summary of the previous notes, the remaining balance and their terms, less the amounts converted into common stock:

		Convertible Notes
Issuance	Convertible Notes	# of	Conversion
Date	Principal & Interest	Shares	Price

09-Nov-01	$2,000,000	559,706	$3.5733
14-Feb-02	2,000,000	554,292	3.6082
03-May-02	4,000,000	2,745,367	1.4570
Accrued Interest	805,000	365,915	various
03-Jun-03	(5,000,000)	(1,613,572)
07-Jul-03	(2,338,000)	(1,604,723)

31-Dec-04 & 03	$1,467,000	1,006,985	$1.4570

Note 5 – Short-Term Convertible Notes, Related Party:

The short-term convertible notes totaling $3,899,000, described below, plus approximately $219,000 of accrued interest were converted into 688,146 shares of Series A convertible preferred stock on January 7, 2004 (see Note 6).

On March 28, 2003, the Company issued to Cheshire, a related party, a short-term convertible note in the amount of $2,000,000, bearing interest at the rate of 8% per annum, due March 28, 2004 (the “March Note”). The March Note was convertible into 1,626,016 shares of common stock at a price of $1.23 per share.

In May 2003, the Company issued to Cheshire two short-term convertible notes in the aggregate amount of $1,080,000, bearing interest at the rate of 8% per annum, due May 2004 and January 2004, respectively (the “May Notes”). One of the May Notes, with a principal balance of $1,000,000, was convertible into shares of common stock on terms to be negotiated in good faith prior to its maturity date. The $80,000 May Note was convertible into 59,259 shares of common stock at a price of $1.35 per share.

In June 2003, the Company issued to Cheshire a short-term convertible note in the amount of $819,000, bearing interest at the rate of 8% per annum, due January 2004 (the “June Note”). The June Note was convertible into shares of common stock on terms to be negotiated in good faith prior to its maturity date.

Note 6 — Stockholders’ Equity:

Series A Convertible Preferred Stock

On January 7, 2004, Cheshire converted $3,899,000 of previously issued, short-term convertible notes plus accrued interest of approximately $219,000 into 688,146 shares of Series A convertible preferred stock (“Series A”) at $5.984 per share. The holders of shares of Series A have the right to further convert each share of Series A into anywhere from six to twelve shares of common stock, depending on the date of conversion. The Series A votes with the holders of common stock as a single class. The Series A is only entitled to three votes for each share of Series A.

The Series A has dividend and liquidation preferences over common stock holders. The holders of the Series A are entitled to receive cumulative dividends on each share of Series A at the rate of 9% per annum until the earliest of (i) July 7, 2006, (ii) the date the Series A is redeemed and (iii) the date the Series A is converted into common stock. At December 31, 2004, accumulated but undeclared dividends on the Series A amounted to $366,000. The liquidation preference at December 31, 2004 aggregated $4,484,000.

In addition, the holders of Series A are entitled to protective provisions that require 66 2/3% of the outstanding Series A to approve, among other things, creating a new class of security with dividend or liquidation rights equal or senior to the Series A convertible preferred stock, a liquidation or recapitalization or increasing the number of shares reserved for issuance under the Company’s stock option plans to greater than 10% of the Company’s outstanding capital stock (on an as if converted, fully-diluted basis). The Series A also contains anti-dilution provisions.

The conversion of $2,080,000 of short-term convertible notes into Series A resulted in a non-cash charge to operations of approximately $4,923,000 in the first quarter of 2004 as a beneficial inducement cost, representing the difference between the fair value of the common stock into which the Series A is convertible (at the most preferential rate) compared to the fair value of the common stock into which the related debt was convertible in accordance with FAS No. 84, “Induced Conversions of Convertible Debt.”

Conversion of the remaining $1,819,000 of the short-term convertible notes resulted in a non-cash charge to operations of approximately $4,935,000 in the first quarter of 2004 as a loss on the extinguishment of debt, representing the difference between the carrying value of the related debt and the fair value of the Series A issued.

Common Stock

In October 2002, the Company effected a one-for-four reverse stock split of issued and outstanding shares of common stock. All common share balances and net loss per share amounts presented in these financial statements have been retroactively adjusted to reflect the reverse stock split.

In December 2002, the Company completed a private placement of securities (the “Private Placement”), which raised approximately $8,400,000 in gross proceeds, including $6,400,000 in new investment proceeds and $2,000,000 of non-cash proceeds converted from previously issued, related party convertible promissory notes. The net proceeds totaled $4,900,000 after issuance costs of approximately $1,500,000. The Company also issued to Spencer Trask Ventures, Inc., the placement agent for the Private Placement, an option to purchase 1,452,419 shares of common stock and 1,452,419 Class A warrants, which are not redeemable by the Company. Each unit had a purchase price of $100,000 and consists of (a) 112,995 shares of common stock and (b) 112,995 Class A warrants. The Class A warrants are exercisable for one share of common stock and a Class B Warrant at $1.33, a 50 percent premium to the $0.885 discounted Unit Price. The Class B warrants are exercisable for one share of common stock at $1.77, a 100 percent premium to the $0.885 discounted Unit Price.

In June 2003, the Company issued $1,000,000 of unsecured promissory notes to accredited investors, which bear interest at the rate of 12% per annum. In conjunction with the the issuance of the notes, the Company issued 166,665 shares of common stock to the investors. The Company recorded a discount on the loan of $385,000 as the fair value allocation between the stock granted and the loan principal. The notes and interest were repaid in July 2003 with proceeds from the Class A warrant incentive share offering.

During June 2003, Cheshire converted $4,200,000 of principal on notes issued in November 2001, February 2002, part of the principal of the May 2002 note and all accrued and unpaid interest of $805,000 into 1,613,572 shares of the Company’s common stock. The balance of the May 2002 note and all accrued and unpaid interest thereon was transferred to two new notes in the approximate amounts of $2,400,000 and $1,400,000, respectively.

During July 2003, the Company raised $9,300,000 in gross proceeds (offering costs totaled $447,000) through the voluntary exercise of 6,992,236 of the Class A warrants. The proceeds included $6,900,000 in cash and the cancellation of a $2,400,000 of convertible note previously issued to Cheshire as payment for the aggregate exercise price for the purchase of 1,774,888 shares and 1,774,888 Class B warrants. The Company issued an additional 3,496,118 shares equal to one half share of common stock for each Class A warrant exercised as an incentive to induce holders of the Class A warrants to exercise their Class A warrants and to allow the Company to obtain a “lock-up” on the shares of common stock issued to the holders of such exercised Class A warrants in the December 2002 unit offering and the shares of the common stock issued upon the exercise of the Class A warrants (including the additional one half share of common stock), prohibiting the sale of such common stock for 270 days, with the “lock-up” period expiring on April 4, 2004. The incentive shares issued as part of the offering represent a deemed dividend for participating in the voluntary exercise and resulted in a charge to accumulated deficit in the third quarter of $11,887,000. Additionally, on July 30, 2003, the Company exercised its option to redeem the remaining outstanding Class A warrants on September 3, 2003 (subsequently extended to September 8, 2003) resulting in the exercise of 2,420,862 outstanding Class A warrants and gross proceeds of approximately $3,216,000. Approximately 109,000 remaining Class A warrants were redeemed by the Company at $.01 each for a total cost of $1,090. As a result of the voluntary exercise and redemption, the Company reclassified $2,688,000 from common stock warrants to paid-in capital representing the value originally ascribed to the Class A warrants. On February 6, 2004, the Company released the market-trading lockup restriction for 17,480,600 shares of common stock plus 977,800 Unit Purchase Options.

On October 10, 2003, the Company raised $10,722,000, net of $1,278,000 of offering costs, in connection with a private placement of 5,940,594 shares of common stock and accompanying warrants to purchase 2,970,297 shares of common stock. In connection with this private placement, we issued an additional 61,576 shares of common stock and warrants to purchase 594,059 shares of common stock to Rodman & Renshaw, Inc., our placement agent for that offering, and other service providers. The Company has an effective registration statement with the Securities and Exchange Commission covering the resale of the common shares and the underlying shares of common stock.

On April 30, 2004 the Company raised $10,709,000, net of $1,141,000 of cash offering costs, in connection with a private placement of 6,771,429 shares of common stock at $1.75 per share to a number of institutional investors. Investors also received five-year warrants to purchase an aggregate of approximately 2,031,429 shares of common stock at $2.75 per share with an allocated value of $2,569,000. The investors were not affiliated with the Company, except for one investor that is an affiliate of Cheshire; that investor purchased 342,857 shares and 102,857 warrants for $600,000. In connection with this private placement, the Company issued additional warrants to purchase 541,714 shares of common stock to Rodman & Renshaw, Inc., the placement agent for this offering, with a value of $805,000, representing non-cash offering costs. The Company has an effective registration statement with the Securities and Exchange Commission covering the resale of the common shares and the underlying shares of common stock.

For the year ended December 31, 2004, the Company issued 108,954 shares of its common stock for consulting services performed during 2004 equal to $119,000 and issued 182,378 shares of its common stock for an employee 401(k) stock matching contribution expense equal to $237,000. For the year ended December 31, 2003, the Company issued 230,920 shares of its common stock for consulting services performed during 2003 equal to $376,000 and 31,914 shares of its common stock for legal services equal to $75,000. As of December 31, 2003, the Company accrued $421,000 for consulting services that were paid in 214,838 shares of its common stock during 2004.

Common Stock Warrants

Following is a summary of warrants outstanding as of December 31, 2004:

			Range of Exercise	Warrant
Types of Warrants	Amount	Warrants Outstanding	Prices	Call Price

Related party warrants (Note 4)	$7,153,000	9,833,335	$.9379 - $4.0651	none
Class B warrants	2,635,000	9,413,107	$1.77	$3.32
Unit Purchase Option	2,236,000	1,868,982	$0.885	none
October 2003 warrants	5,356,000	3,564,356	$3.32	$8.00
April 2004 warrants	3,374,000	2,573,143	$2.75	none
Other	73,000	21,433	$2.00 - $5.36	none

	$20,827,000	27,274,356

The weighted average exercise price of all outstanding warrants is equal to $1.96 at December 31, 2004.

The publicly traded Class A warrants were voluntarily exercised, with the remainder being called by the Company, in July 2003. Upon exercise of the Class A warrants, warrant holders received Class B warrants. As of December 31, 2004, there were Class B warrants outstanding to purchase 9,413,107 shares of the Company’s common stock. Each Class B warrant entitles the holder to purchase initially one share of the Company’s common stock. The Class B warrants have an initial exercise price of $1.77. These warrants contain provisions which adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification, consolidation or other specified dilutive issuances occur. The Class B warrants have a term of five years from their issuance. Upon 30 days prior written notice to the holders of the Class B warrants, the Company has the right, but not the obligation, to redeem from the holders the Class B warrants at any time after the date of issuance, at a price of $0.01 per Class B warrant, if the average of the closing bid prices of the Company’s common stock for any 10 consecutive trading days ending within 30 days prior to the date of the notice of redemption is greater than or equal to $3.32, subject to any stock splits, combinations or other adjustments.

Spencer Trask Ventures Inc., a related party, the placement agent in the Company’s December 2002 private placement, and its transferees, hold Unit Purchase Options (“UPO”) at December 31, 2004 exercisable for 1,868,982 shares of the Company’s common stock, Class A warrants to purchase an aggregate of 1,285,542 shares of the Company’s common stock issuable upon exercise of the common stock portion of the UPO and Class B warrants, issuable upon exercise of the Class A warrants, to purchase an aggregate of 1,437,658 shares of the Company’s common stock. The Class A and B warrants have initial exercise prices of $1.33 and $1.77, respectively. During 2004, approximately 265,000 UPO’s and A warrants were exercised for 225,864 shares of the Company’s common stock resulting in net proceeds of approximately $110,000. The common stock portion of the UPO’s expires December 10, 2007. The Class A and Class B warrant portion of the UPO’s both expire 5 years from their respective issuance dates.

During July 2003, the Company agreed to issue an additional 500,000 shares in consideration of the holders of the placement agent unit options agreement not to exercise their unit options until April 4, 2004. The additional 500,000 shares to be issued represents a deemed dividend for participating in the voluntary lock-up and resulted in a charge to accumulated deficit in 2003 of $1,364,000. On February 6, 2004, the Company released the market-trading lockup restriction for 17,480,600 shares of common stock plus 977,800 UPO’s.

In connection with the October 10, 2003 private placement, warrants were issued to purchase 3,564,356 shares of the Company’s common stock. The warrants have an initial exercise price of $3.32 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. These warrants will expire, if not earlier exercised or redeemed, on October 10, 2008. Upon 5 business days’ prior written notice to the holders of the warrants, the Company has the right, but not the obligation, to redeem from the holders the warrants at any time after the date of issuance, at a price of $0.05 per warrant, if the average of the closing bid prices of the Company’s common stock for any 20 consecutive trading days is greater than or equal to $8.00, subject to any stock splits, combinations or other adjustments.

In connection with the April 30, 2004 private placement, warrants were issued to purchase 2,573,143 shares of the Company’s common stock. The warrants have an initial exercise price of $2.75 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. These warrants will expire, if not earlier exercised or redeemed, on April 30, 2009.

For the year ended December 31, 2003, the Company issued $61,000 in warrants for consulting services exercisable for 83,933 shares of its common stock, of which 75,000 expired unexercised during 2004.

Stock Options

The Company has two stock option plans to grant options to purchase common stock to employees and non-employee directors of the Company and certain other individuals. The plans authorize the Company to issue or grant qualified and non-qualified options to purchase up to 6,847,000 shares of its common stock. As of December 31, 2004, there were approximately 1,294,000 shares available for grant.

Under the terms of the plans, options may be granted at not less than 100% and 85% of fair market value as of the date of grant for incentive and non-qualified options, respectively. To date, options have generally been issued at 100% of fair market value. Except for the non-employee directors and consultants, these options primarily become exercisable over three or four years from the date of grant.

During April 2003, the Company repriced and accelerated the vesting of stock options to purchase 788,555 shares previously granted to employees and outside directors. The weighted average share price was reduced from $11.66 per share to $1.12 per share. This repricing was expensed using the intrinsic valuation method required under APB No. 25. The Company recorded additional employee compensation expense of $206,000 and $439,000 for the repriced options during the years ended December 31, 2004 and 2003, respectively.

Activity with respect to the various stock plans is summarized as follows (in thousands):

	Stock Options	Weighted Average
	Outstanding	Price
Balance at December 31, 2001	1,399	$23.12
Granted	625	2.59
Exercised Cancelled	(887)	21.70

Balance at December 31, 2002	1,137	12.95
Granted	4,275	1.29
Exercised	(361)	1.12
Cancelled	(1,252)	10.09

Balance at December 31, 2003	3,799	1.89
Granted	2,309	1.53
Exercised	(137)	1.43
Cancelled	(418)	3.18

Balance at December 31, 2004	5,553	$1.66

Following is a summary of the options outstanding as of December 31, 2004:

		Weighted			Weighted
		Average	Weighted		Average Exercise
Range of	Options	Remaining Life	Average Exercise	Options	Price of Options
Exercise Prices	Outstanding	In Years	Price	Exercisable	Exercisable

$ .92 - $1.06	92,000	5.34	$1.01	83,337	$1.02
$1.12 - $1.12	2,004,051	7.14	1.12	1,950,048	1.12
$1.19 - $1.24	1,600,000	8.89	1.21	878,377	1.21
$1.34 - $1.92	1,115,989	8.88	1.71	927,450	1.68
$1.92 - $73.00	741,171	6.76	4.06	686,671	4.22

	5,553,211	7.91	$1.66	4,525,883	$1.72

The weighted average fair value of options granted during 2004, 2003 and 2002 was $1.39, $1.12 and $2.20, respectively.

At December 31, 2004, 53,200,000 shares of common stock were reserved for the exercise of stock options, employee stock purchase plan, employee 401(k) stock match plan, exercise of warrants, conversion of convertible notes payable, conversion of Series A preferred stock, contingent warrants and contingent shares subject to milestones per the amendments to the Company’s License and Collaboration Agreement.

Stockholder Rights Plan

The Company has a Stockholder Rights Plan that provides for the distribution of a preferred stock purchase right (a “Right”) as a dividend for each share of the Company’s common stock of record held at the close of business on March 12, 1992, as well as all future stock issuances. Under certain conditions involving an acquisition by any person or group of 15% or more of the common stock, the Rights permit holders (other than the 15% holder) to purchase the Company’s common stock at a 50% discount upon payment of an exercise price of $150 per Right. The Rights Agreement was amended to provide that the completion of financings pursuant to the Note Purchase Agreement with KKP and Oshkim would not trigger the 15% acquisition threshold. In addition, in the event of certain business combinations, the Rights permit the purchase of the common stock of an acquirer at a 50% discount. Under certain conditions, the Rights may be redeemed by the Board of Directors in whole, but not in part, at a price of $0.01 per Right. The Rights have no voting privileges and are attached to and automatically trade with our common stock. The Rights Agreement was amended to extend the expiration date from February 26, 2002 to February 26, 2012.

Note 7 — Exit and Disposal Related Costs:

In September 2002, the Company implemented a restructuring program and management changes aimed at reducing costs and refocusing its efforts on Remune®. The restructuring program reduced staff and cut spending at the Company’s headquarters while maintaining limited manufacturing capacity at one of its production facilities in King of Prussia, Pennsylvania. During 2002 the Company recorded an expense of $685,000 related to estimated costs of its excess facility leases.

During May 2003, the Company disposed of excess assets, and in August 2003 the Company negotiated an early lease termination for the Company’s former, vacated Carlsbad, California headquarters facility resulting in exit and disposal related costs of $1,388,000. During the fourth quarter of 2003, the Company recorded an additional expense of $2,040,000 related to the estimated net rental expense of a vacant facility in King of Prussia, Pennsylvania.

Note 8 – Revenues and Expenses Under Collaborative Agreements:

In September 2004, the Company transferred to NovaRx Corporation (“NovaRx”) its in-license rights to certain cancer-related technology and received an initial payment of $150,000. The Company recognized this payment as revenue and fully recognized the remaining deferred revenue of $121,000 for previous sublicense agreements with NovaRx. The Company had previously in-licensed this technology from The Sidney Kimmel Cancer Center and Dr. Masayoshi Namba. The Company will have no future contractual obligations under either the in-licensing or out-licensing agreements. NovaRx also agreed to pay the Company an additional $900,000 due on or before August 2007. The Company will recognize this revenue when received, due to the uncertainty of NovaRx’s ability to pay. All other revenues recognized were from the amortization of other multi-year out-licensing contracts covering various intellectual property that we own.

In June 2002, the Company amended its Remune® license and collaboration agreement with Trinity Medical Group USA, Inc (“Trinity”). As consideration for the amendments to the agreement, the Company issued 1,000,000 shares of restricted common stock valued at $2,360,000 to Trinity, which was recorded as collaborative contract costs.

Note 9 — Income Taxes:

At December 31, 2004, the Company had federal, California and Pennsylvania tax net operating loss carryforwards (“NOLs”) of approximately $258 million, $64 million and $48 million, respectively, which expire from 2005 to 2024. The difference between the federal and California NOLs is primarily attributable to capitalized research and development expenses for California and the 50% limitation of California NOLs prior to years before 2002. We have had numerous equity transactions that have resulted in a change in ownership of the Company in 2003 as defined by Section 382 of the Internal Revenue Code of 1986, as amended. Due to this change in the Company’s ownership, the utilization of both federal and state NOLs generated prior to July 2003 is limited to approximately $5 million per year. As a result of this limitation, approximately $138 million of the Company’s federal, California and Pennsylvania NOLs more than likely will expire before they can be utilized. The Company also has federal and California research and development tax credit carryforwards of approximately $10.6 million and $4.8 million, respectively, which expire from 2005 to 2014. Pursuant to Section 383 of the Internal Revenue Code of 1986, as amended, the utilization of these credits will also be limited as a result of the 2003 change in ownership of the Company, as discussed above. The components of the Company’s deferred tax assets as of December 31, 2004 and 2003 are as follows (in thousands):

	December 31,
	2004	2003
Net operating loss carryforwards	$80,009	$81,600
Unused research and development credits	15,416	14,871
Capitalized research and development	15,867	17,849
Depreciation	1,172	—
Deferred rent and excess lease reserves	1,163	—
Impairment charges	458	—
Other accrued expenses	190	—
Deferred revenue	90	129

	114,365	114,449
Valuation allowance	(114,365)	(114,449)

	$—	$—

The valuation allowance for federal and state deferred tax assets at December 31, 2004 and 2003 is due to management’s determination that as a result of the Company’s liquidity concerns, accumulated deficit and uncertainty as to future taxable income, it is more likely than not that the deferred tax assets will not be realized in the future.

Note 10 – Fourth Quarter Adjustment :

During the fourth quarter of 2004, the Company recorded additional stock option expense of $809,000 as a result of incorrectly valuing forfeitures or cancellations for previously expensed options for consultants under FAS No. 123 and for employee repriced options subject to variable accounting under APB Opinion No. 25. Operating expenses for the first, second and third quarters have been increased by $243,000, $365,000 and $201,000, respectively.

Note 11 — Selected Quarterly Financial Data (Unaudited):

     The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2004 and 2003. Net loss per share has been computed using the weighted average shares outstanding during each quarter. Quarterly earnings per share are calculated on an individual basis, and because of rounding and changes in the weighted average shares outstanding during the year, the summation of the quarters may not equal the amount calculated for the year as a whole. All amounts are in thousands except per share amounts. The following includes the adjustments described in Note 10.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

2004
Licensed research revenue	$7	$7	$277	$3
Contract research revenue	7	7	7	8
Operating expenses	(4,201)	(4,485)	(4,068)	(4,824)

Loss from operations	(4,187)	(4,471)	(3,784)	(4,813)
Other income and (expense)	(10,589)	(716)	(700)	(699)

Net loss	(14,776)	(5,187)	(4,484)	(5,512)
Preferred stock dividend	(89)	(92)	(93)	(92)

Net loss attributable to common stockholders	$(14,865)	$(5,279)	$(4,577)	$(5,604)

Net loss per share	$(0.36)	$(0.11)	$(0.09)	$(0.11)

Net loss per share applicable to common stockholders	$(0.36)	$(0.11)	$(0.09)	$(0.12)

2003
Licensed research revenue	$17	$7	$7	$6
Contract research revenue	7	7	7	8
Operating expenses	(3,797)	(5,880)	(4,193)	(6,723)

Loss from operations	(3,773)	(5,866)	(4,179)	(6,709)
Other income and (expense)	(1,416)	(3,395)	(2,666)	(795)

Net loss	(5,189)	(9,261)	(6,845)	(7,504)
Deemed stock dividend			(13,251)

Net loss attributable to common stockholders	$(5,189)	$(9,261)	$(20,096)	$(7,504)

Net loss per share	$(0.26)	$(0.46)	$(0.15)	$(0.15)

Net loss per share applicable to common stockholders	$(0.26)	$(0.46)	$(0.62)	$(0.15)

Note 12 — Commitments and Contingencies:

Commitments

The Company leases its offices and manufacturing facility under non-cancelable operating leases. The remaining terms on the three facility leases range from three to six years and are subject to certain minimum and maximum annual increases. Two of the three facility leases can be renewed for two additional five-year periods beyond their expiration in 2011. Future minimum rental payments due under the Company’s non-cancelable operating leases are as follows (in thousands):

Years Ending
December
31,
2005	$1,164
2006	1,198
2007	1,233
2008	1,048
2009	1,005
Thereafter	1,921

$7,569

Total rent expense for the years ended December 31, 2004, 2003 and 2002 was $1,192,000, $1,202,000 and $2,500,000, respectively.

Contingencies

From time to time, the Company is subject to various claims and litigation incidental to our business activities. Since July 2001, several complaints have been filed in the United States District Court for the Southern District of California seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of the Company’s common stock at various times between May 17, 1999 and July 6, 2001. The complaints have been consolidated into a single action under the name In re Immune Response Securities Litigation by order of the Court, and a consolidated, amended complaint was filed in July 2003. The consolidated, amended complaint names the Company and certain of its former officers as defendants, as well as Agouron Pharmaceuticals, Inc. and one of its officers. The consolidated, amended complaint alleges that the Company, Agouron and/or such officers violated federal securities laws by misrepresenting and failing to disclose certain information about the results of clinical trials of Remune®. On October 31, 2003, the defendants filed motions to dismiss the consolidated, amended complaint. The court has not yet ruled on the motions. Although the Company intends to vigorously defend the actions, the Company cannot now predict or determine the outcome or resolution of these proceedings, or to estimate the amounts of, or potential range of, loss with respect to these proceedings. In addition, the timing of the final resolution of these proceedings is uncertain. The range of possible resolutions of these proceedings could include judgments against us or our former officers or settlements that could require substantial payments by us, which could have a material adverse impact on our consolidated financial position, results of operations and cash flows. These proceedings also might require substantial attention of our management team and therefore, regardless of whether we win or lose the litigation, divert their time and attention from our business and operations.

The Immune Response Corporation
Condensed Balance Sheets
(in thousands, except for share amounts)

	March 31,	December 31,
	2005	2004
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	$5,353	$8,798
Other current assets	323	364

	5,676	9,162

Property and equipment, net	4,197	4,431
Licensed technology, net	1,236	1,413
Deposits and other assets ($600 restricted as security for letter of credit)	690	690

	$11,799	$15,696

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable	$632	$494
Accrued expenses	911	1,316
Current portion of convertible promissory notes, related party, net of discount of $0 and $1,807 plus accrued interest of $1,295 and $1,151 at March 31, 2005 and December 31, 2004, respectively	1,295	6,552
Current portion of deferred rent and accrued excess lease costs	226	212
Current portion of deferred revenue	44	44

	3,108	8,618

Convertible promissory notes, related party, net of discount of $1,217 at March 31, 2005, net of current portion	5,991	—
Long-term deferred rent and accrued excess lease costs, net of current portion	2,361	2,423
Long-term deferred revenue, net of current portion	150	161

Total long-term liabilities	8,502	2,584

Stockholders’ Equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized; 688,146 Series A convertible shares issued and outstanding at March 31, 2005 and December 31, 2004 with a liquidation preference aggregating $4,577 and $4,484, respectively	13,952	13,952
Common stock, $.0025 par value, 170,000,000 shares authorized; 48,739,415 and 48,627,099 shares issued and outstanding at March 31, 2005 and December 31, 2004, respectively	122	122
Warrants	20,795	20,827
Additional paid-in capital	299,467	299,408
Accumulated deficit	(334,147)	(329,815)

Total stockholders’ equity	189	4,494

	$$11,799	$$15,696

See accompanying notes to condensed financial statements.

The Immune Response Corporation
Condensed Statements of Operations
(in thousands, except for per share amounts)
(unaudited)

	Three months ended March 31,
	2005	2004
Revenues:
Licensed research revenue	$4	$7
Contract research revenue	7	7

	11	14

Expenses:
Research and development	2,903	3,120
General and administrative	741	838

	3,644	3,958

Other income and (expense):
Interest expense — including $590 and $589 of non-cash accretion in 2005 and 2004, respectively	(749)	(753)
Investment income	50	22
Beneficial inducement cost	—	(4,923)
Loss on extinguishment of debt	—	(4,935)

	(699)	(10,589)

Net loss	(4,332)	(14,533)
Less preferred stock dividends	(93)	(89)

Net loss attributable to common stockholders	$(4,425)	$(14,622)

Basic and diluted loss per share:
Net loss	$(0.09)	$(0.35)

Net loss attributable to common stockholders	$(0.09)	$(0.35)

Weighted average number of shares outstanding	48,699	41,240

See accompanying notes to condensed financial statements.

The Immune Response Corporation
Condensed Statements of Cash Flows
(in thousands)
(unaudited)

	Three months ended March 31,
	2005	2004
Cash Flows From Operating Activities:
Net loss	$(4,332)	$(14,533)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	420	407
Operating expenses paid with common stock and warrants	110	68
Stock option adjustments	(101)	(48)
Deferred revenue	(11)	(14)
Accrued excess lease costs	(48)	(77)
Related party accrued interest	144	145
Accretion of notes, related party	590	589
Beneficial inducement cost	—	4,923
Loss on extinguishment of debt	—	4,935
Interest expense converted into Series A preferred stock	—	219
Changes in operating assets and liabilities:
Other current assets	41	144
Accounts payable	138	(381)
Accrued expenses	(405)	(432)

Net cash used in operating activities	(3,454)	(4,055)

Cash Flows From Investing Activities:
Purchase of property and equipment	(9)	(252)

Net cash used in investing activities	(9)	(252)

Cash Flows From Financing Activities:
Net proceeds from exercises of Unit Purchase Options	18	42
Net offering costs for Series A preferred stock	—	(23)
Net proceeds from common stock purchases through employee plans	—	3

Net cash provided by financing activities	18	22

Net decrease in cash and cash equivalents	(3,445)	(4,285)
Cash and cash equivalents — beginning of year	8,798	12,838

Cash and cash equivalents — end of period	$5,353	$8,553

Supplemental Disclosure of Cash Flow Information:
Interest paid	$15	$14

Supplemental Disclosure of Noncash Information:
Promissory notes and interest converted into Series A preferred stock	—	$4,118

Common stock issued for consulting services	$42	$68

Common stock issued for 401(k) plan	$68	$—

See accompanying notes to condensed financial statements.

Note 1 — Interim Financial Statements:

The accompanying condensed balance sheet as of March 31, 2005 and the condensed statements of operations and of cash flows for the three months ended March 31, 2005 and 2004 have been prepared by The Immune Response Corporation (the “Company”) and have not been audited. Effective January 1, 2005, the Company and its wholly-owned subsidiary were merged into one company through a statutory tax-free reorganization. There was no financial statement impact as a result of this merger. These financial statements, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position, results of operations and cash flows for all periods presented. The financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K filed for the year ended December 31, 2004. Interim operating results are not necessarily indicative of operating results for the full year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company measures its stock-based employee compensation using the intrinsic value method of accounting in accordance with Accounting Principles Board, APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” Because the Company establishes the exercise price based on the fair market value of the Company’s stock at the date of grant, the options have no intrinsic value upon grant, and therefore no expense is recorded. Equity instruments issued to non-employees for goods or services are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached.

As required under FAS No. 123, “Accounting for Stock-Based Compensation,” and FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” the pro forma effects of stock-based compensation on net loss and net loss per common share have been estimated at the date of grant using the Black-Scholes option-pricing model.

For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting periods. The pro forma effects of recognizing compensation expense under the fair value method on net income and net earnings per common share were as follows:

	Three Months Ended
	March 31,
	2005	2004
Net loss attributable to common stockholders:
As reported	$(4,425,000)	$(14,622,000)
Stock-based employee compensation benefit included in (and reducing) net loss	(195,000)	(55,000)
Fair value of stock-based employee compensation	(572,000)	(967,000)

Pro forma	$(5,192,000)	$(15,644,000)

Net loss per share (basic and diluted):
As reported	$(0.09)	$(0.35)

Pro forma	$(0.11)	$(0.38)

Note 2 — The Company:

The Immune Response Corporation, a Delaware corporation, is a biopharmaceutical company dedicated to becoming a leading immune-based therapy (“IBT”) company in HIV and multiple sclerosis (“MS”). The Company’s HIV products are based on its patented whole-killed virus technology, co-invented by Company founder Dr. Jonas Salk, to stimulate HIV immune responses. The Company currently has three active IBT programs; Remune® and IR103 target HIV and NeuroVax™ targets MS. Remune®, currently in Phase II clinical trials, is being developed as a first-line treatment for people with early-stage HIV. The Company has initiated development of a new immune-based therapy, IR103, which incorporates a second-generation immunostimulatory oligonucleotide adjuvant and is currently in Phase I/II clinical trials in Canada and the United Kingdom.

The Company is also developing an immune-based therapy for MS, NeuroVax™, which is currently in Phase II clinical trials and has shown potential therapeutic value for this difficult-to-treat disease.

Note 3 — Going Concern:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception, has an accumulated deficit of $334,147,000 and has short-term debt of $1,295,000 as of March 31, 2005. See Note 5 — Subsequent Event. The Company will not generate meaningful revenues in the foreseeable future.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Our independent registered public accountants, Levitz, Zacks & Ciceric, indicate in their audit report on the 2004 consolidated financial statements that there is substantial doubt about our ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company believes that its current resources are sufficient to fund its planned operations, including necessary capital expenditures and clinical trials, through the second quarter of 2005. The Company is attempting to raise additional capital to fund operations beyond the second quarter of 2005; however, no assurance can be given that the Company will be able to obtain additional financing when and as needed in the future.

Note 4 — Net Loss per Share:

Basic and diluted net loss per share is computed using the weighted average number of common shares outstanding during the period. Potentially dilutive securities are excluded from the diluted net loss per share calculation, as the effect would be antidilutive. As of March 31, 2005 potentially dilutive shares not included are 6,600,000 shares for outstanding employee stock options, 6,600,000 shares issuable under convertible notes payable, related party, 16,000,000 shares issuable under warrants outstanding, 9,400,000 shares issuable under Class B Warrants outstanding, 1,900,000 shares issuable under an option issued to the placement agent for the private offering in December 2002 and 4,817,000 shares issuable under Series A convertible preferred stock.

Note 5 — Subsequent Event:

On April 29, 2005, the Company entered into a Note Exchange Agreement with Cheshire Associates LLC (“Cheshire”) to exchange 8% Convertible Secured Promissory Notes with outstanding principal amounts totaling $5,741,000 (the “8% Notes”), previously issued by us, for a new secured 2007 Mortgage Note with a principal amount of $5,741,000 (the “Mortgage Note”). In connection with this agreement, Cheshire converted a separate convertible promissory note, which had a maturity date of May 3, 2005 and an outstanding principal amount of $1,467,000, into 1,007,000 shares of the Company’s common stock at a conversion price of $1.457 per share. Cheshire is an affiliate of Kevin Kimberlin, a director and major stockholder of the Company.

Under the terms of the agreement, the Mortgage Note will have the same terms and conditions as the 8% Notes had had, except that (a) the 8% Notes would have matured at various dates in 2005, but the Mortgage Note will have a maturity date of May 31, 2007, and (b) the Mortgage Note will have a conversion price, subject to possible future adjustment, of $0.70 per share (the closing price of the Company’s common stock on April 29, 2005). At this conversion price, the Mortgage Note will be convertible into 8,201,000 shares of common stock. The 8% Notes had had higher conversion prices. The agreement also involved a reduction, to $0.70 per share, of the exercise prices of the associated warrants that were previously issued with the 8% Notes. These warrants are currently exercisable for 8,634,000 shares of common stock, and immediately before the agreement had had a weighted average exercise price of $1.41. Furthermore as part of the agreement, Cheshire will waive all anti-dilution protection under the Mortgage Note and these warrants for the next PIPES financing that the Company obtains.

In addition, pursuant to the agreement, the Company paid all accrued interest as of April 29, 2005 on the 8% Notes and on the converted note. This constituted a prepayment, as such interest had not been due until the original maturity dates of the 8% Notes and the converted note. Aggregate interest paid was $1,340,000.

As a result of the notes exchange, which is treated as a refinancing, and note conversion in April 2005, the convertible notes balance, as of March 31, 2005 has been classified as long-term debt, except for the accrued interest that remains classified as a current liability as of March 31, 2005. In addition, the notes exchange and the note conversion transactions will result in non-cash charges to operations in the second quarter of 2005, which have not yet been calculated, representing beneficial inducement costs.